Exhibit 99.1

Management Discussion & Analysis and Complete Financial Statements

3Q18

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Contents

Management Discussion & Analysis	03

Executive Summary	03

Income Statement and Balance Sheet Analysis	15

Managerial Financial Margin	16

Cost of Credit	18

Credit Quality	20

Commissions and Fees & Result from Insurance	23

Insurance, Pension Plan and Premium Bonds Operations	26

Non-interest Expenses	29

Balance Sheet	31

Credit Portfolio	32

Funding	34

Balance Sheet by Currency	35

Risk and Capital Management	36

Results by Business Segments	38

Results by Region - Brazil and Latin America	41

Activities Abroad	42

Additional Information	45

Itaú Unibanco Shares	46

Disclosure Criteria	47

Report of Independent Auditors	48

Complete Financial Statements	49

Itaú

Management
Discussion & Analysis

Management Discussion & Analysis and
Complete Financial Statements

(This page was intentionally left blank)

Itaú Unibanco Holding S.A.	04

Management Discussion & Analysis	Executive Summary

Managerial Income Statement

We present below the financial indicators of Itaú Unibanco at the end of the period.

In R$ millions (except where indicated), end of period	3Q18	2Q18	3Q17	9M18	9M17
Results
Recurring Net Income	6,454	6,382	6,254	19,255	18,599
Operating Revenues (1)	27,899	28,021	26,981	83,345	81,453
Managerial Financial Margin (2)	17,408	17,295	16,769	51,702	51,569
Performance
Recurring Return on Average Equity – Annualized (3)	21.3%	21.6%	21.6%	21.7%	21.7%
Recurring Return on Average Assets – Annualized (4)	1.6%	1.7%	1.7%	1.7%	1.7%
Nonperforming Loans Ratio (90 days overdue) - Total	2.9%	2.8%	3.2%	2.9%	3.2%
Nonperforming Loans Ratio (90 days overdue) - Brazil	3.5%	3.4%	3.8%	3.5%	3.8%
Nonperforming Loans Ratio (90 days overdue) - Latin America	1.3%	1.5%	1.4%	1.3%	1.4%
Coverage Ratio (Total Allowance/NPL 90 days overdue) (5)	235%	248%	246%	235%	246%
Efficiency Ratio (IE) (6)	48.8%	47.1%	47.3%	47.3%	45.5%
Risk-Adjusted Efficiency Ratio (RAER) (6)	61.3%	61.0%	63.3%	61.0%	63.7%
Shares
Recurring Net Income per Share (R$) (7)	1.00	0.98	0.96
Net Income per Share (R$) (7)	0.96	0.96	0.93
Number of Outstanding Shares at the end of period – in millions	6,476	6,476	6,504
Book Value per Share (R$)	19.31	18.80	19.01
Dividends and Interest on Own Capital net of Taxes (8)	2,259	3,066	6,501
Market Capitalization (9)	284,295	260,639	281,964
Market Capitalization (9) (US$ million)	71,004	67,597	89,004
Balance Sheet
Total Assets	1,613,162	1,542,684	1,466,000
Total Credit Portfolio, including Financial Guarantees Provided and Corporate Securities	636,428	623,256	575,184
Deposits + Debentures + Securities + Borrowings and Onlending (10)	696,938	666,635	633,145
Loan Portfolio/Funding (10)	76.1%	77.8%	73.9%
Stockholders' Equity	125,035	121,758	123,631
Solvency Ratio - Prudential Conglomerate (BIS Ratio)	16.9%	17.2%	19.5%
Tier I Capital - BIS III	14.8%	14.2%	14.6%
Common Equity Tier I - BIS III (11)	13.8%	13.2%	14.6%
Liquidity Coverage Ratio (LCR)	170.9%	169.5%	200.7%
Other
Assets Under Administration	1,093,487	1,050,220	938,494
Total Number of Employees	100,756	99,914	96,326
Brazil	87,070	86,144	82,401
Abroad	13,686	13,770	13,925
Branches and CSBs – Client Service Branches	4,917	4,904	4,919
ATM – Automated Teller Machines (12)	47,887	47,650	46,700

Note: (1) Operating Revenues are the sum of Managerial Financial Margin, Commissions and Fees, Other Operating Income and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed on Managerial Financial Margin section; (3) Annualized Return was calculated by dividing Recurring Net Income by Average Stockholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the amount of dividends that has not yet been approved at shareholders’ or Board meetings, proposed after the balance sheet closing date; (4) Return was calculated by dividing Recurring Net Income by Average Assets; (5) Includes the balance of allowance for financial guarantees provided; (6) For further details on the calculation methodologies of both Efficiency and Risk -Adjusted Efficiency ratios, please refer to Non-Interest Expenses section; (7) Calculated based on the weighted average number of outstanding shares for the period; (8) Interest on own capital. Amounts paid/provisioned, declared and reserved in stockholders’ equity; (9) Total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period; (10) As detailed on the Balance section; (11) Includes impacts from schedule anticipation of deductions and the impact of the investment in XP Investimentos; (12) Includes ESBs (electronic service branches) and service points at third parties’ locations and Banco24Horas ATMs.

Itaú Unibanco Holding S.A.	05

Management Discussion & Analysis	Executive Summary

Net Income and Recurring Net Income

Non-Recurring Events Net of Tax Effects

In R$ millions	3Q18	2Q18	3Q17	9M18	9M17
Net Income	6,247	6,244	6,077	18,772	18,143
(-) Non-Recurring Events	(207)	(138)	(177)	(484)	(455)
Impairment	(1)	(10)	(137)	(102)	(145)
∟ Adjustment to reflect the realization value of certain assets mainly related to technology
Goodwill Amortization	(206)	(150)	(125)	(502)	(373)
∟ Effect from the amortization of goodwill generated by acquisitions made by the conglomerate
Tax Contingencies and Legal Liabilities	-	(7)	-	(5)	(42)
∟ Mainly effects of our adherence to the program for the settlement or installment payment of federal, state and municipal taxes
Contingencies Provision	-	-	(61)	97	(101)
∟ Provisions for tax and social security lawsuits and losses from economic plans in effect in Brazil during the 1980's and early 1990's
Other	-	29	146	29	206
Recurring Net Income	6,454	6,382	6,254	19,255	18,599

Note: The impacts of the non-recurring events, described above, are net of tax effects.

Managerial Income Statement

In this report, besides the adjustment of non-recurring events, we apply managerial criteria to present our income statement. In relation to the accounting statement, these criteria affect the breakdown of our income statement but not the net income. Among the managerial adjustments, we highlight the tax effects of the hedge of investments abroad - originally included in tax expenses (PIS and COFINS) and income tax and social contribution on net income, which are reclassified to the financial margin. These reclassifications enable us to carry out business analyses from the management viewpoint and are shown in the table on the following page (Accounting and Managerial Statements Reconciliation) of this report.

In relation to the hedge of investments abroad, our strategy for foreign exchange risk management is aimed at mitigating, through financial instruments, the effects of foreign exchange variations and includes the impact of all tax effects. We present below the foreign exchange variation of the Brazilian real:

Itaú Unibanco Holding S.A.	06

Management Discussion & Analysis	Executive Summary

Accounting and Managerial Statements Reconciliation

Accounting and Managerial Financial Statements Reconciliation | 3rd quarter of 2018

In R$ millions	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	27,268	-	1,416	(786)	27,899
Managerial Financial Margin	15,944	-	1,416	47	17,408
Financial Margin with Clients	16,104	-	-	47	16,152
Financial Margin with the Market	(160)	-	1,416	-	1,257
Commissions and Fees	9,520	-	-	(887)	8,632
Result from Insurance, Pension Plan and Premium Bonds	1,171	-	-	687	1,858
Operations Before Retained Claims and Selling Expenses
Other Operating Income	461	-	-	(461)	-
Equity in Earnings of Affiliates and Other Investments	184	-	-	(184)	-
Non-operating Income	(12)	-	-	12	-
Cost of Credit	(2,284)	-	-	(979)	(3,263)
Provision for Loan Losses	(3,704)	-	-	(200)	(3,904)
Impairment	-	-	-	(89)	(89)
Discounts Granted	-	-	-	(285)	(285)
Recovery of Loans Written Off as Losses	1,421	-	-	(406)	1,015
Retained Claims	(320)	-	-	-	(320)
Other Operating Expenses	(16,239)	368	(129)	1,713	(14,286)
Non-interest Expenses	(14,745)	368	-	1,731	(12,646)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,475)	-	(129)	(18)	(1,622)
Insurance Selling Expenses	(18)	-	-	-	(18)
Income before Tax and Profit Sharing	8,426	368	1,288	(51)	10,031
Income Tax and Social Contribution	(2,067)	(41)	(1,288)	(25)	(3,422)
Profit Sharing Management Members - Statutory	(76)	-	-	76	-
Minority Interests	(35)	(120)	-	-	(155)
Net Income	6,247	207	-	-	6,454

Accounting and Managerial Financial Statements Reconciliation | 2nd quarter of 2018

In R$ millions	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	21,304	(40)	7,059	(301)	28,021
Managerial Financial Margin	10,112	-	7,059	125	17,295
Financial Margin with Clients	15,468	-	-	485	15,953
Financial Margin with the Market	(5,356)	-	7,059	(360)	1,342
Commissions and Fees	9,535	-	-	(809)	8,726
Result from Insurance, Pension Plan and Premium Bonds	1,345	(56)	-	710	1,999
Operations Before Retained Claims and Selling Expenses
Other Operating Income	210	-	-	(210)	-
Equity in Earnings of Affiliates and Other Investments	144	-	-	(144)	-
Non-operating Income	(43)	16	-	27	-
Cost of Credit	(2,708)	-	-	(893)	(3,601)
Provision for Loan Losses	(3,635)	-	-	(637)	(4,271)
Impairment	-	-	-	(1)	(1)
Discounts Granted	-	-	-	(273)	(273)
Recovery of Loans Written Off as Losses	927	-	-	18	945
Retained Claims	(335)	-	-	-	(335)
Other Operating Expenses	(14,709)	310	(662)	1,127	(13,934)
Non-interest Expenses	(13,789)	295	-	1,233	(12,261)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(901)	15	(662)	(106)	(1,654)
Insurance Selling Expenses	(19)	-	-	-	(19)
Income before Tax and Profit Sharing	3,552	270	6,396	(67)	10,151
Income Tax and Social Contribution	2,911	(18)	(6,396)	7	(3,496)
Profit Sharing Management Members - Statutory	(60)	-	-	60	-
Minority Interests	(159)	(114)	-	-	(273)
Net Income	6,244	138	-	-	6,382

Itaú Unibanco Holding S.A.	07

Management Discussion & Analysis	Executive Summary

3rd quarter of 2018 Income Statement

Operating Revenues Perspective

The Operating Revenues is composed by the sum of the main accounts in which revenues from banking, insurance, pension plan and premium bonds operations are recorded.

In R$ millions	3Q18	2Q18	∆	3Q17	∆	9M18	9M17	∆
Operating Revenues	27,899	28,021	-0.4%	26,981	3.4%	83,345	81,453	2.3%
Managerial Financial Margin	17,408	17,295	0.7%	16,769	3.8%	51,702	51,569	0.3%
Financial Margin with Clients	16,152	15,953	1.2%	15,410	4.8%	47,366	46,719	1.4%
Financial Margin with the Market	1,257	1,342	-6.4%	1,359	-7.5%	4,337	4,850	-10.6%
Commissions and Fees	8,632	8,726	-1.1%	8,358	3.3%	25,887	24,240	6.8%
Result from Insurance, Pension Plan and Premium Bonds	1,858	1,999	-7.0%	1,853	0.3%	5,756	5,644	2.0%
Operations Before Retained Claims and Selling Expenses
Cost of Credit	(3,263)	(3,601)	-9.4%	(3,990)	-18.2%	(10,651)	(13,745)	-22.5%
Provision for Loan Losses	(3,904)	(4,271)	-8.6%	(4,282)	-8.8%	(12,287)	(14,622)	-16.0%
Impairment	(89)	(1)	-	(262)	-66.2%	(277)	(812)	-65.9%
Discounts Granted	(285)	(273)	4.2%	(223)	27.8%	(842)	(770)	9.4%
Recovery of Loans Written Off as Losses	1,015	945	7.4%	777	30.7%	2,755	2,459	12.0%
Retained Claims	(320)	(335)	-4.6%	(320)	-0.1%	(934)	(902)	3.6%
Other Operating Expenses	(14,286)	(13,934)	2.5%	(13,505)	5.8%	(41,602)	(39,417)	5.5%
Non-interest Expenses	(12,646)	(12,261)	3.1%	(11,818)	7.0%	(36,583)	(34,370)	6.4%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,622)	(1,654)	-1.9%	(1,640)	-1.1%	(4,964)	(4,850)	2.4%
Insurance Selling Expenses	(18)	(19)	-5.1%	(47)	-60.9%	(55)	(197)	-72.3%
Income before Tax and Minority Interests	10,031	10,151	-1.2%	9,167	9.4%	30,158	27,389	10.1%
Income Tax and Social Contribution	(3,422)	(3,496)	-2.1%	(2,969)	15.3%	(10,379)	(8,628)	20.3%
Minority Interests in Subsidiaries	(155)	(273)	-43.2%	56	-378.5%	(524)	(163)	221.5%
Recurring Net Income	6,454	6,382	1.1%	6,254	3.2%	19,255	18,599	3.5%

Managerial Financial Margin Perspective

This perspective presents the income related to financial operations net of cost of credit.

In R$ millions	3Q18	2Q18	∆	3Q17	∆	9M18	9M17	∆
Managerial Financial Margin	17,408	17,295	0.7%	16,769	3.8%	51,702	51,569	0.3%
Financial Margin with Clients	16,152	15,953	1.2%	15,410	4.8%	47,366	46,719	1.4%
Financial Margin with the Market	1,257	1,342	-6.4%	1,359	-7.5%	4,337	4,850	-10.6%
Cost of Credit	(3,263)	(3,601)	-9.4%	(3,990)	-18.2%	(10,651)	(13,745)	-22.5%
Provision for Loan Losses	(3,904)	(4,271)	-8.6%	(4,282)	-8.8%	(12,287)	(14,622)	-16.0%
Impairment	(89)	(1)	-	(262)	-66.2%	(277)	(812)	-65.9%
Discounts Granted	(285)	(273)	4.2%	(223)	27.8%	(842)	(770)	9.4%
Recovery of Loans Written Off as Losses	1,015	945	7.4%	777	30.7%	2,755	2,459	12.0%
Net Result from Financial Operations	14,145	13,694	3.3%	12,780	10.7%	41,052	37,824	8.5%
Other Operating Income/(Expenses)	(4,115)	(3,544)	16.1%	(3,613)	13.9%	(10,893)	(10,435)	4.4%
Commissions and Fees	8,632	8,726	-1.1%	8,358	3.3%	25,887	24,240	6.8%
Result from Insurance, Pension Plan and Premium Bonds Operations	1,521	1,645	-7.6%	1,487	2.3%	4,767	4,545	4.9%
Non-interest Expenses	(12,646)	(12,261)	3.1%	(11,818)	7.0%	(36,583)	(34,370)	6.4%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,622)	(1,654)	-1.9%	(1,640)	-1.1%	(4,964)	(4,850)	2.4%
Income before Tax and Minority Interests	10,031	10,151	-1.2%	9,167	9.4%	30,158	27,389	10.1%
Income Tax and Social Contribution	(3,422)	(3,496)	-2.1%	(2,969)	15.3%	(10,379)	(8,628)	20.3%
Minority Interests in Subsidiaries	(155)	(273)	-43.2%	56	-378.5%	(524)	(163)	221.5%
Recurring Net Income	6,454	6,382	1.1%	6,254	3.2%	19,255	18,599	3.5%

Itaú Unibanco Holding S.A.	08

Management Discussion & Analysis	Executive Summary

Results

Recurring Net Income

Income Before Tax and Minority Interests

Performance:

Recurring net income for the third quarter of 2018 amounted to R$6.5 billion, a 1.1% increase from the previous quarter, with return on average equity of 21.3%.

The highlights of the quarter were the lower cost of credit and the increase in the financial margin with clients. These positive effects were partially offset by the increase in non-interest expenses. However, it is worth mentioning that the growth in non-interest expenses was driven by the growth of commercial teams, particularly for the branch network, insurance and acquiring operations. There was also the seasonal impact of the collective labor agreement and the effect of the foreign exchange variation in the period in our expenses on Latin America.

In relation to the result of the first nine months of 2018, we highlight the 10.1% increase in income before taxes and minority interests, compared to the same period of the previous year. The lower cost of credit and higher commissions and fees were the main drivers for this performance. This performance was partially offset by the recognition of deferred tax assets at a rate of 40%, in line with current legislation, which temporarily increased our effective tax rate in 2018. The combination of these factors resulted in a 3.5% increase in our year-to-date recurring net income compared to the same period of the previous year.

Loan portfolio grew 2.1% in the quarter and 10.6% year-on-year, and our delinquency ratios continue to improve both for individuals and very small, small and middle-market companies in Brazil.

Events in the quarter

Changes in the Executive Committee

We announced changes in the executive committee that will come into effect as from January 2019. Eduardo Vassimon, Wholesale General Director, reached the age limit for exercising the duties of this position and will be replaced by the current Vice President of Risk and Finance Control Area, Caio Ibrahim David. Milton Maluhy Filho will take up the position of Vice President of Risk and Finance Control Area.

Acquisition of minority interest in XP Investimentos

On August 10, 2018, we obtained the authorization from the Central Bank of Brazil to invest in XP Investimentos. In the first phase, we acquired 49.9% of XP Holding’s total capital by means of a capital increase in the amount R$600 million and the acquisition of shares in the amount of R$5.7 billion. The first acquisition was completed on August 31, 2018. This operation should not have any significant impacts on this year’s financial results and the impact of the first acquisition on our Basel ratio was 90 basis points.

Itaú CorpBanca

In accordance with the Announcement to the Market of October 12, 2018, we announced the indirect acquisition of Itaú CorpBanca shares for the approximate amount of R$365 million, as a result of Corp Group exercising a put option set forth in the stockholders’ agreement of April 1, 2016. Therefore, our interest ownership in Itaú CorpBanca increased to 38.14%, from 36.06%, without changing the governance of Itaú CorpBanca.

Itaú Unibanco Holding S.A.	09

Management Discussion & Analysis	Executive Summary

Highlights in 3Q18

Financial Margin with Clients

In this quarter, the 1.2% increase in our financial margin with clients was due to the positive impacts of the better mix of products and of the higher number of calendar days compared to the previous quarter. These positive effects were partially offset by the reduction in spreads (mainly in overdraft).

In the first nine months of 2018, the better mix of products and the increase in the volume of loans more than offset the negative effects of the interbank deposit rate decrease on our liabilities financial margin and working capital and the reduction in spreads.

Further details on page 16

Cost of Credit

The decrease of 9.4% in our cost of credit in the quarter was driven by lower provisions for loan losses. In the Wholesale Banking in Brazil, we had reversal of provisions mainly due to risk rating improvement of a specific client. This positive variation was partially offset by the natural increase in Retail Banking expenses in Brazil, related to the segment loan portfolio growth.

In the first nine months of 2018, the reduction in cost of credit is related to the improvement of the credit quality of the portfolio in Brazil, both in the Retail and in Wholesale Banking segments.

Further details on pages 18-19

Commissions, Fees and Result from Insurance 1

In the quarter there was a decrease of 2.1% in commissions, fees and result from insurance. The decrease in commissions and fees is related to lower income from advisory services and brokerage that was partially offset by the increase in credit card revenues. The lower result in our insurance operations is related to the liability adequacy test revenue recognized in the second quarter.

In the first nine months of 2018 commissions, fees and result from insurance operations increased 6.5%. We highlight the increases in fund management fees, driven by higher volume of assets managed, and in current account services, due to the higher number of current account holders in the period.

Further details on pages 23-28

Non-Interest Expenses

The increase of 3.1% in non-interest expenses in the quarter was driven by higher personnel expenses, impacted by the collective labor agreement and the increase in the number of employees. There was also an increase in our expenses in Latin America (ex-Brazil) impacted by the foreign exchange variation in the period.

In the first nine months of 2018, non-interest expenses increased 6.4%, whereas expenses in Brazil (ex-Citibank) increased 0.9% from the same period of the previous year, below inflation for the period.

Further details on pages 29-30

Return on Equity

Efficiency Ratio (E.R.) and Risk-Adjusted Efficiency Ratio (R.A.E.R.)

Further details on page 30

¹ Result from insurance operations includes the result from insurance, pension plan and premium bonds, net of retained claims and selling expenses.

Itaú Unibanco Holding S.A.	10

Management Discussion & Analysis	Executive Summary

Highlights in 3Q18

Credit Portfolio with Financial Guarantees Provided and Corporate Securities

The increase in the loan portfolios for very small, small and middle-market companies and for individuals, both in the third quarter and in the year, was driven by higher credit demand from our clients.

The 1.6% decrease in the corporate loan portfolio in the quarter was due to the low demand for long-term credit, which migrated to the capital markets.

In R$ billions, end of period	3Q18	2Q18	∆	3Q17	∆
Individuals	200.0	195.0	2.5%	179.9	11.2%
Credit Card Loans	68.7	66.1	3.9%	57.2	20.1%
Personal Loans	28.9	28.3	1.9%	26.0	11.3%
Payroll Loans [1]	46.0	45.4	1.2%	44.6	3.1%
Vehicle Loans	15.2	14.7	3.9%	13.9	9.7%
Mortgage Loans	41.2	40.5	1.8%	38.3	7.7%
Very Small, Small and Middle Market Loans [2]	67.5	65.6	2.9%	59.1	14.3%
Individuals + Very Small, Small and Middle Market Loans	267.5	260.6	2.6%	238.9	11.9%
Companies	196.3	197.1	-0.4%	200.7	-2.2%
Corporate Loans	159.9	162.5	-1.6%	164.6	-2.8%
Corporate Securities [3]	36.3	34.6	4.9%	36.1	0.6%
Total Brazil with Financial Guarantees Provided and Corporate	463.7	457.8	1.3%	439.6	5.5%
Latin America	172.7	165.5	4.3%	135.5	27.4%
Argentina	9.8	9.3	5.5%	7.0	39.6%
Chile	113.3	108.0	5.0%	89.4	26.8%
Colombia	30.8	30.3	1.5%	25.8	19.1%
Paraguay	8.2	7.7	6.9%	5.7	43.1%
Panama	1.3	1.4	-5.1%	0.8	58.0%
Uruguay	9.3	8.9	4.2%	6.7	38.0%
Total with Financial Guarantees Provided and Corporate Securities	636.4	623.3	2.1%	575.2	10.6%
Total with Financial Guarantees Provided and Corporate Securities (ex-foreign exchange rate variation) [4]	636.4	628.7	1.2%	615.8	3.4%

(1) Includes operations originated by the institution and acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Debentures, Certificates of Real Estate Receivables (CRI) and Commercial Paper. (4) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and Latin American currencies). Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. Further details on pages 32 and 33.

NPL Ratio (%) | over 90 days

The NPL ratio increase is associated with the delinquency of large companies in Brazil. This increase in the delinquency ratio of large companies was driven by the rollover of loans that were overdue between 15 and 90 days in the previous quarter that migrated to loans 90 days overdue and were already adequately provisioned. There was no concentration in a specific client or sector. However, it is worth mentioning the 30 basis point decrease in this ratio for very small, small and middle-market companies portfolio in Brazil.

In Latin America, the reduction was mainly driven by Chilean operations for both individuals and companies.

Further details on pages 20-22

Coverage Ratio | 90 days

The decrease in the coverage ratio in the quarter was related to the corporate segment in Brazil. This decrease in the corporate segment was due to the improvement of risk rating of an specific client that allowed the reversal of provisions for loan losses. In addition, certain clients became overdue and were already adequately provisioned.

Further details on pages 20-22

NPL Creation

The increase from the previous quarter was driven by the higher portfolio of loans more than 90 days overdue in the Wholesale Banking segment in Brazil with no concentration in a specific client or sector, that were already adequately provisioned.

Further details on pages 20-22

¹ Includes units abroad ex-Latin America. ² Excludes Brazil. ³ Calculated by dividing the total allowance by the balance of operations more than 90 days overdue and renegotiated operations, excluding double counting of renegotiated operations more than 90 days overdue.

Itaú Unibanco Holding S.A.	11

Management Discussion & Analysis	Executive Summary

2018 Forecast

We kept unchanged the ranges of our 2018 forecast. We present below our 2018 forecast including the effect of Citibank’s operations.

1) Includes units abroad ex-Latin America; 2) Includes financial guarantees provided and corporate securities;

3) Includes Result from Loan Losses, Impairment and Discounts Granted; 4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

Although the growth plans and projections of results presented above are based on management assumptions and information available in the market to date, these expectations involve inaccuracies and risks that are difficult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others.

Itaú Unibanco Holding S.A.	12

Management Discussion & Analysis	Executive Summary

Sustainability

Integration of environmental, social and governance aspects into business

Financial institutions act as intermediaries of the global economy and, therefore, we play a significant role in the transformation of society. We understand that integrating ESG aspects into our business, in addition to mitigating risks, is vital to foster social and economic development in locations where our services are offered.

Analysis methodology for ESG evaluation in investments

Credit

The management of environmental and social risks in credit aims at identifying, measuring, mitigating and monitoring risks associated to social and environmental aspects in our business.

In 2017, we assigned approximately R$2.9 billion for loan operations that promote social and environmental benefits through our corporate segment.

Investments

Using our ESG integration methodology, we analyzed 99% of the companies listed on B3, and the ones that make up the IBrX-100 index and the Corporate Sustainability Index (ISE) of B3. 90% out of the corporate fixed-rate securities are also covered by the methodology.

TCFD: Task Force on Climate-Related Financial Disclosures

Climate risk and its variables are also covered by Itaú Unibanco’s risk analysis. This approach enables us to be in a strategic position to ensure the continuity of business and operations in view of climate change and the resulting impacts on the economy expected for the coming years.

In the beginning of 2018, a multidisciplinary working group was created to implement the recommendations of the document disclosed by the Financial Stability Board, “Task Force on Climate Finance Disclosure” (TCFD), and, in line with this topic, we created a Climate Finance agenda. This initiative encourages organizations from different sectors to get to know the physical climate risks, the ones created by them and the transition ones to which they are exposed, and proposes voluntary and consistent financial reporting related to climate, to ensure higher transparency to enable lenders, insurance companies and investors to make better business decisions.

Ecoefficiency

We are constantly focused on the management and rational use of natural resources, a strategy that allows the reduction of the environmental impact of our operations and the increase of our operational efficiency.

Major market sustainability indices

Transparency of social, environmental and governance data is a fundamental assumption for a sustainable performance. Our Integrated Report and Annual Report bring about information on our operations and may be accessed on www.itau.com.br/annual-report.

Itaú Unibanco Holding S.A.	13

Management Discussion & Analysis	Executive Summary

Digital Transformation

The technology behind the experience

The bank is strengthening its strategy to spearhead the search for groundbreaking solutions in order to sort out real-world problems with the adoption of technologies. Our focus is making people's lives easier by bringing more convenience, agility and security to the products and services we provide.

Virtual Assistant

To provide better service experiences, we use artificial intelligence

Technology that is about much more than solving doubts: it closes transactions for customers by integrating with their financial data. In addition, during the same chat session, the customer can call on a specialist who will have the chat thread.

98%* of doubts answered

85%* rate of correct responses

93%* of customers do not need to seek another form of service

*Results obtained in August 2018, with more than 500 thousands users.

Itaú: A founding member and only Latin America institution at Fintech @CSAIL/MIT CSAIL .

(Computer Science & Artificial Intelligence Lab): MIT’s largest lab and a global benchmark in AI.

Use of Digital Channels1

Individuals

Number of current account holders (in millions)

¹ Internet, mobile and SMS in the Retail Bank.

Companies

Number of current account holders (in millions)

New Accounts

Individuals accounts (in thousands)

Share of Transactions

through digital channels

	9M16	9M18
Credit	16%	18%
Investments	30%	40%
Payments	60%	74%

*Note: Share of digital channels in the total volume (R$) of transactions in the Retail Bank segment

Itaú Unibanco Holding S.A.	14

Income Statement and Balance Sheet

Analysis

Management Discussion & Analysis and Complete Financial Statements

Management Discussion & Analysis	Income Statement Analysis

Managerial Financial Margin

Highlights

•	Financial margin with clients increased in the quarter driven by the positive impact of the mix of products and higher number of calendar days in the quarter.

•	The risk-adjusted financial margin with clientes rate increased by 10 basis points due to the reduction of the cost of credit.

•	Reduction in financial margin with the market in Latin America, driven by gains in the previous quarter from foreign exchange volatility and mark-to-market securities in Chile, which did not repeat in this quarter.

Managerial Financial Margin

Financial Margin with Clients
R$16,152 million	▲ + 1.2% (3Q18/2Q18)
▲ + 4.8% (3Q18/3Q17)

Financial Margin with the Market
R$1,257 million	▼ - 6.4% (3Q18/2Q18)
▼ - 7.5% (3Q18/3Q17)

Financial Margin with Clients

Financial margin with clients comprises our spread-sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, that is the difference between the amount received in loan operations and corporate securities and the cost of money charged by treasury banking and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. Working capital margin is the interest on working capital at the Selic interest rate.

Change in the Financial Margin with Clients Breakdown

(1) Change in the composition of assets with credit risk between periods. (2) Considers credit and private securities portfolio net of more than 60 days overdue balance and balances do not include the effects of foreign exchange rate variations and spreads variation of assets with credit risk between periods.

1	Mix of products (+ R$187 million): the increase in portfolios for individuals and very small, small and middle-market companies contributed to a higher share of products of these segments, such as personal loans, in the total financial margin with clients. The higher share of these products with higher spread gave rise to an increase in the margin with clients.

2	Average asset portfolio, assets spreads and liabilities margin (- R$144 million): spread reduction in products, such as overdraft and working capital, was partially offset by the 0.3% growth in the average portfolio and the positive effect on liabilities margin from one additional business day in the quarter.

3	Higher number of calendar days (+ R$122 million): in the third quarter of 2018, we had one additional calendar day compared to the previous quarter. Calendar days are used because most of our portfolio considers fixed rates.

4	Working capital and other (+ R$17 million): associated with the increased average working capital balance.

5	Financial margin with clients in Latin America (+ R$59 million): gains from foreign exchange variation and increase in the liabilities margin in this quarter.

Itaú Unibanco Holding S.A.	16

Management Discussion & Analysis	Income Statement Analysis

Annualized average rate of financial margin with clients

	3Q18			2Q18
	Average(1)	Financial	Average Rate	Average(1)	Financial	Average Rate
In R$ millions, end of period	Balance	Margin	(p.a.)	Balance	Margin	(p.a.)
Financial Margin with Clients	676,946	16,152	9.8%	665,879	15,953	9.9%
Spread-Sensitive Operations	581,017	14,323	10.1%	572,345	14,192	10.3%
Working Capital and Other	95,928	1,829	7.7%	93,534	1,762	7.7%
Cost of Credit		(3,263)			(3,601)
Risk-Adjusted Financial Margin with Clients	676,946	12,889	7.7%	665,879	12,353	7.6%

(1) Average daily balance.

Spread-Sensitive Operations:

▼	- 20 bps

•	spread reduction in products such as overdraft and working capital contributed to reduce the rate of spread-sensitive operations.

Working Capital and Other:

—	0 bps

•	the rise in the long-term yield curve in the last months have not affected our working capital and other rate, since our capital is invested throughout the long -term yield curve.

Financial Margin with Clients:

▼	- 10 bps

•	the fall in the rate of spread-sensitive operations contributed to the 10 basis point reduction in the consolidated rate.

Risk-Adjusted Financial Margin with Clients:

▲	+ 10 bps

•	increase in the risk-adjusted rate, driven by lower cost of credit in the quarter.

Financial Margin with the Market

Financial margin with the market includes (i) treasury banking, that manages mismatches of assets and liabilities (ALM - Asset and Liability Management), terms, and interest, foreign exchange and other rates and (ii) treasury trading, that manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite.

(2) Includes units abroad ex-Latin America. (3) Excludes Brazil.

Financial margin with the market decreased 6% in the quarter. This reduction was driven by the margin with the market in Latin America (ex-Brazil) that recorded gains in the previous quarter from foreign exchange volatility and mark-to-market securities in Chile, which did not repeat in this quarter.

Itaú Unibanco Holding S.A.	17

Management Discussion & Analysis	Income Statement Analysis

Cost of Credit

Highlights

•	The cost of credit decrease of 9.4% in the quarter was concentrated in the Wholesale Banking in Brazil. In this segment there was a reversal of provision for loan losses, due to the improved risk rating of a specific client.

•	Compared to the first nine months of 2017, the cost of credit decreased R$3,094 million, mainly driven by a lower provision for loan losses and a decreased impairment of corporate securities of the Wholesale Banking in Brazil.

In R$ millions	3Q18	2Q18	∆	3Q17	∆	9M18	9M17	∆
Provision for Loan Losses	(3,904)	(4,271)	-8.6%	(4,282)	-8.8%	(12,287)	(14,622)	-16.0%
Recovery of Loans Written Off as Losses	1,015	945	7.4%	777	30.7%	2,755	2,459	12.0%
Result from Loan Losses	(2,889)	(3,326)	-13.1%	(3,505)	-17.6%	(9,532)	(12,163)	-21.6%
Impairment	(89)	(1)	-	(262)	-66.2%	(277)	(812)	-65.9%
Discounts Granted	(285)	(273)	4.2%	(223)	27.8%	(842)	(770)	9.4%
Cost of Credit	(3,263)	(3,601)	-9.4%	(3,990)	-18.2%	(10,651)	(13,745)	-22.5%

Compared to the previous quarter, cost of credit reduced mainly due to a lower provision for loan losses in the amount of R$367 million, mainly driven by the improved risk rating of a specific Wholesale Banking client in Brazil. Income from recovery of loans written off as losses increased by R$70 million, concentrated in Latin America.

Comparing the first nine months of 2018 with the same period of the previous year, the lower cost of credit was mainly driven by the reduction of R$2,480 million in provision for loan losses in Brazil, both in the Retail (R$182 million) and in the Wholesale Banking (R$2,298 million), in line with the improved credit quality of the portfolio. Additionally, impairment charges on corporate securities in the Wholesale Banking in Brazil decreased by R$535 million and income from recovery of loans written off as losses increased by R$296 million, mainly in the Wholesale Banking in Brazil.

The ratio of cost of credit over total risk reached 2.1%. This is the lowest level since 2014.

Cost of Credit

(*) Average balance of the loan portfolio with financial guarantees provided and corporate securities, considering the last two quarters.

Provision for Loan Losses by Segment

(*) Average balance of the loan portfolio, considering the last two quarters.

Note: Retail Banking includes loan loss provisions expenses of Corporation segment. In the business segments section, Latin America is part of the Wholesale Banking.

• Wholesale Banking - Brazil: a reversal of R$298 million in the quarter, mainly driven by the improved risk rating of a specific segment client.

• Retail Banking - Brazil: the growth of the loan portfolio led to the natural increase of R$206 million in provision for loan losses in the quarter.

Recovery of Loan Written off as Losses

The increase of R$70 million was driven by Latin America operations. In the third quarter of 2018, we recorded sales of R$2.8 billion of credits that had already been written off as losses. This operation had a positive impact of R$47 million on recovery of loans written off as losses and of R$26 million on recurring net income.

Itaú Unibanco Holding S.A.	18

Management Discussion & Analysis	Income Statement Analysis

Loan Portfolio by Risk Level

Allowance for Loan Losses and for Financial Guarantees Provided

There was a reduction of 1.7% in the allowance for loan losses and for financial guarantees provided compared to the end of June 2018. This reduction was in the Wholesale Banking in Brazil, driven by the improved risk rating of a specific segment client, which affected the provision for financial guarantees provided. Also worth mentioning is the migration of the balance of the additional allowance to the specific provision in the Wholesale Banking in Brazil.

We present below the total allowance(*) allocation by type of risk:

Overdue Risk: Allowances for overdue loans, as required by the Brazilian Central Bank, related to the minimum provision required for overdue operations according to CMN Resolution No. 2,682/1999. We also present the amount for loans 100% provisioned and for loans that do not require 100% of provision.

Aggravated Risk: Allowances for overdue loans with aggravated risk ratings above the minimum required by the Brazilian Central Bank, and allowances for renegotiated loans. Regarding renegotiated loans, we segregate allowances over the minimum required by the Brazilian Central Bank for overdue operations and allowances for non-overdue operations.

Potential Risk: Allowances for expected losses related to Retail Banking operations and allowances for potential losses related to Wholesale Banking operations, which includes allowance for financial guarantees provided.

¹ Includes units abroad ex-Latin America. ² Excludes Brazil. ³ Allowance for potential losses includes the allowance for financial guarantees provided. (*) Total allowance includes the allowance for loan losses and the allowance for financial guarantees provided, which totaled R$1,269 million in September 2018 and is recorded in liabilities in accordance with CMN Resolution No. 4,512/16.

Itaú Unibanco Holding S.A.	19

Management Discussion & Analysis	Income Statement Analysis

Credit Quality

Highlights

•	Nonperforming loans 90 days overdue ratio (NPL 90) increased 10 basis points. This was related to the 50 basis points increase in the corporate segment that was partially offset by a new reduction in very small, small and middle-market companies. The individuals segment NPL 90 ratio remained stable.

•	Nonperforming loans between 15 to 90 days overdue ratio (NPL 15 - 90) decreased in all segments in Brazil. The ratio increase in Latin America operations was mainly in the companies portfolios in Chile and Colombia.

Nonperforming Loans

• Nonperforming loans - 90 days - Total: the 1.7% increase from the same period of the previous year was mainly driven by the rollover of loans of the corporate segment that were overdue between 15 and 90 days in the previous quarter, which were adequately provisioned.

NPL Ratio (%) | over 90 days

Analysis of the quarterly change in NPL 90 (%) | Credit Quality x Volume

• Consolidated: increased from the previous quarter, driven by the corporate segment in Brazil.

• Brazil1: the ratio increased from the previous quarter, driven by higher delinquency rate in the Corporate segment, due to the rollover of loans overdue between 15 and 90 days in the previous quarter.

• Latin America2: decreased in the quarter, mainly driven by the Chilean operations both for individuals and companies.

NPL Ratio - Brazil1 (%) | over 90 days

Analysis of the quarterly change in NPL 90 (%) | Credit Quality x Volume

• Individuals: the increase in nonperforming loans balance remains in line with the portfolio increase, with the ratio close to the lowest level since the merger between Itaú and Unibanco.

• Very small, small and middle-market companies: decreased for the 8th consecutive quarter, reaching the lowest level since the merger between Itaú and Unibanco, due to the quality of recent vintages.

• Corporate: increased from the previous quarter, driven by the rollover of loans overdue between 15 and 90 days that were adequately provisioned. There was no concentration in a specific client or sector.

NPL Ratio (%) | 15 to 90 days

* Note: Total and Latin America NPL Ratio (15-90 days) prior to June 2016 do not include CorpBanca.

Analysis of the quarterly change in NPL 15-90 (%) | Credit Quality x Volume

• Consolidated: the ratio decreased from the previous quarter, since the increase in Latin America was more than offset by the reduction in Brazil.

• Brazil1: decreased from the previous quarter, with lower delinquency rates in all segments.

• Latin America2: increased in the quarter, mainly in companies in Chile and Colombia.

¹ Includes units abroad ex-Latin America.² Excludes Brazil.

Itaú Unibanco Holding S.A.	20

Management Discussion & Analysis	Income Statement Analysis

NPL Ratio - Brazil1 (%) | 15 to 90 days

Analysis of the quarterly change in NPL 15-90 (%) | Credit Quality x Volume

• Individuals: delinquency rates decreased in the quarter, with highlights going to the credit card, personal loans and vehicles portfolios that experienced increase in credit and decrease in nonperforming loans.

• Very small, small and middle-market companies: decreased for the 4th consecutive quarter, reaching the lowest level since the merger between Itaú and Unibanco, due to the better quality of recent vintages.

• Corporate: decreased from the previous quarter, driven by the rollover of clients in that segment to the portfolio of loans more than 90 days overdue.

Coverage Ratio | 90 days

(i) Excluding the exposure of a corporate client, the Total coverage ratio would have been 244% and the Wholesale Banking in Brazil coverage ratio would have been 845%.

• Consolidated: coverage ratio decreased in the quarter, driven by the Wholesale Banking in Brazil, with improved risk rating of a specific segment client, in addition to the rollover of loans overdue between 15 and 90 days in the previous quarter that were adequately provisioned.

¹ Includes units abroad ex-Latin America.

Loan Portfolio Write-Off

(*) Loan portfolio average balance for the previous two quarters.

Loan portfolio write-offs decreased 7.4% from the previous quarter, mainly in the Retail Banking in Brazil. The ratio of written-off operations to the average balance of the loan portfolio remains consistent with the last quarters.

NPL Creation

(i) Excluding the exposure of a corporate cliente, the Total NPL Creation would have been R$4,471 million and the Wholesale Banking in Brazil NPL Creation would have been R$578 million.

Note: The NPL Creation is the balance of loans that became overdue for more than 90 days in the quarter.

• Consolidated: increased compared to the previous period, driven by the increase in the portfolio of loans more than 90 days overdue in the Wholesale Banking in Brazil, in operations that were adequately provisioned, with no concentration in a specific client or sector.

NPL Creation Coverage

Note: NPL Creation coverage ratio is calculated from the division of provision for loan losses by NPL Creation in the quarter.

In the third quarter of 2018, total NPL Creation coverage reached 79%, driven by the increase in NPL Creation and the decrease in provision for loan losses in the quarter. It is worth mentioning that the expected loss model includes provisions not only for operations with incurred losses, but also for operations that have not incurred losses yet.

• Retail Banking - Brazil: the NPL Creation coverage level reached 104%, in line with the historical levels.

• Wholesale Banking - Brazil: the NPL Creation coverage ratio was impacted by the increase in NPL Creation of the segment, in operations that were adequately provisioned, in addition to the improvement of the risk rating of a specific client that affected the provision for financial guarantees provided.

Itaú Unibanco Holding S.A.	21

Management Discussion & Analysis	Income Statement Analysis

Renegotiated Loans Operations

Renegotiated loans are all types of renegotiation, either overdue, non-overdue or from loans written off as losses.

Highlights

•	The increase in renegotiated loans operations from the previous quarter is associated with some corporate operations, which were already adequately provisioned.

•	The increase in total renegotiated loans portfolio 90-day NPL is also related to corporate segment, with no significant changes in coverage level, since the credits already had an adequate level of provisioning.

R$27.9 billion as of September 30, 2018

▲ + 1.4% (vs. Jun-18)

▲ + 5.4% (vs. Sep-17)

By overdue period

measured at the moment of renegotiation

Brazil1

1Includes units abroad ex-Latin America.

NPL of Renegotiated Loans Operations

Renegotiated Loans Coverage

as of September 30, 2018

* Measured at the moment of renegotiation.

Sale of Financial Assets

In the third quarter of 2018, we recorded sales of assets with no risk retention to non-related companies with face value of R$41 million. This operation had positive impacts of R$10 million on the cost of credit and of R$5 million on net income. In addition, we sold active portfolios of our Latin America operation with face value of R$208 million, which had positive impacts of R$50 million on the cost of credit and of R$27 million on net income. These operation had no significant impact on NPL ratios.

We recorded sales of assets already written off as losses, with no risk retention, with face value of R$2.8 billion, with impact of R$26 million on net income. These sales of assets already written off as losses had no impact on NPL ratios.

		3Q18
		(Ex Sale of
In R$ millions	3Q18	Assets)	∆
Income Statement
Operating Revenues	27,899	27,899	-
Cost of Credit	(3,263)	(3,369)	107
Provision for Loan Losses	(3,904)	(3,995)	91
Impairment	(89)	(89)	-
Discounts Granted	(285)	(253)	(31)
Recovery of Loans Written Off as Losses	1,015	968	47
Other Operating Expense and Other[1]	(14,761)	(14,761)	-
Income Tax and Social Contribution	(3,422)	(3,374)	(48)
Recurring Net Income	6,454	6,395	59

1 Includes Other Operating Expenses, retained claims and minority interests in subsidiaries

Itaú Unibanco Holding S.A.	22

Management Discussion & Analysis	Income Statement Analysis

Commissions and Fees and Result from Insurance Operations1

Highlights

•	A 2.1% decrease in the quarter, driven by the decrease in income from advisory services and brokerage, related to the lower market capital activity, and decrease in income from insurance operations. The decrease in income from insurance operations was due to the positive effect in the second quarter of 2018 related to the Liability Adequacy Test, which did not happen again in this quarter.

•	Compared to the first nine months of 2017, the R$1,869 million increase was mainly driven by: (i) fund management fees, driven by the increase in the balance of investment funds and managed portfolios; (ii) current account services, due to the increase in the number of current account holders, in addition to the incorporation of Citibank´s retail operations; and (iii) credit card fees, due to the increased number of clients and transaction volume.

In R$ millions	3Q18	2Q18	∆	3Q17	∆	9M18	9M17	∆
Credit Cards	3,168	3,050	3.9%	3,103	2.1%	9,357	9,069	3.2%
Current Account Services	1,829	1,819	0.5%	1,699	7.6%	5,466	5,028	8.7%
Asset Management	1,068	1,106	-3.4%	940	13.6%	3,188	2,617	21.8%
Fund Management Fees	890	942	-5.5%	780	14.1%	2,689	2,146	25.3%
Consortia Administration Fees	179	164	9.0%	161	11.1%	498	471	5.8%
Credit Operations and Guarantees Provided	817	847	-3.5%	829	-1.4%	2,509	2,492	0.7%
Credit Operations	468	474	-1.4%	457	2.4%	1,423	1,387	2.6%
Guarantees Provided	349	372	-6.1%	371	-5.9%	1,086	1,105	-1.8%
Collection Services	472	483	-2.3%	432	9.2%	1,413	1,269	11.4%
Advisory Services and Brokerage	279	418	-33.3%	410	-32.1%	1,018	998	2.0%
Other	249	285	-12.6%	306	-18.8%	797	886	-10.0%
Foreign Exchange Services	36	38	-4.8%	30	21.6%	109	85	28.2%
Custody Service and Portfolio Management	93	90	3.5%	92	1.4%	269	257	4.9%
Other Services	120	157	-23.6%	185	-35.3%	419	544	-23.0%
Latin America (ex-Brazil)	750	719	4.2%	638	17.5%	2,140	1,881	13.8%
Commissions and Fees	8,632	8,726	-1.1%	8,358	3.3%	25,887	24,240	6.8%
Result from Insurance Operations¹	1,521	1,645	-7.6%	1,487	2.3%	4,767	4,545	4.9%
Total	10,153	10,371	-2.1%	9,845	3.1%	30,654	28,785	6.5%

Breakdown of Commissions and Fees and Result from Insurance Operations1

Operational Coverage Ratio

The operational coverage ratio represents the extent to which non-interest expenses were covered by the commissions and fees added to the result from insurance1. This ratio reached 80.3% in the quarter.

¹ Result from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses; ² Operating Revenues including the Result from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses.

Itaú Unibanco Holding S.A.	23

Management Discussion & Analysis	Income Statement Analysis

Credit Cards

Credit card revenues increased R$119 million from the previous quarter, driven by increased interchange revenues and lower expenses on rewards programs. These effects were partially offset by lower revenues from rental of machines.

Compared to the first nine months of 2017, card revenues increased 3.2% driven by higher revenues from interchange, annuity fees and the integration of Citibank’s retail operations in Brazil. These effects were partially offset by lower revenues from rental of machines and MDR (Merchant Discount Rate).

Revenues | Acquiring and Issuance Services

• Card Issuance Activities

We are the leading player in the Brazilian credit card market, totaling approximately 31.6 million (in number of accounts) credit cards and 27.5 million (in number of accounts) debit cards.

We operate through Itaucard, Hipercard, Hiper, Credicard, joint ventures and commercial agreements with leading companies in sectors such as telecom, vehicles, retail and aviation operating in the Brazilian market.

Note: Debit cards include account holders only.

• Acquiring Activities

Our merchant acquiring business comprises the process of capturing transactions through affliation, management and relationship with merchants.

In the third quarter of 2018, the volume of credit and debit card transactions increased 7.4% from the previous quarter. Compared to the same period of the previous year, the 14.0% increase was driven by the market expansion at the end of the previous year.

Equipment Base

The increase in the equipment base due to the launch of the Pop Credicard was partially offset by the migration to non-POS solutions and the competition increase in the segment, influenced by the market opening.

Itaú Unibanco Holding S.A.	24

Management Discussion & Analysis	Income Statement Analysis

Current Account Services

In the third quarter of 2018, revenues from current account services remained stable from the previous quarter.

Compared to the first nine months of 2017, these revenues increased 8.7% driven by higher number of current-account holders, in addition to the incorporation of Citibank´s retail operations.

Asset Management

• Fund Management

Fund management fees were lower by R$52 million in the quarter, driven by lower revenues from performance fees, partially offset by the 4.2% increase in assets under administration and higher number of business days.

Compared to the first nine months of 2017, fund management fees grew R$543 million, mainly driven by a 15.9% increase in AuM and by higher revenues with performance fees.

According to ANBIMA, in September 2018 we ranked second in fund management and managed portfolio*, with a 22.6% market share.

* Includes Itaú Unibanco and Intrag.

Portfolio Managed and Investment Fund

Note: It includes the open platform balance and does not include Latin America (ex-Brazil). As from the third quarter of 2017, we deconsolidated managed portfolios from the Itaú group, and, for comparison purposes, the previous quarters were reprocessed.

• Consortia Administration Fees

In September 2018, we reached approximately 393 thousand active contracts, down 1.5% from the previous quarter. Installments receivable totaled R$11.6 billion at the end of the period, with increases of 1.8% from June 2018 and of 5.8% from September 2017.

Loan Operations and Financial Guarantees Provided

A 3.5% decrease from the previous quarter, driven by the lower use of advances to deposit account holders. Compared to the first nine months of 2017, there was a 0.7% increase driven by a larger volume of credit origination in 2018.

In the chart below, we show the annualized ratio of revenues from loan operations to the loan portfolio and of revenues from guarantees provided to the financial guarantees provided portfolio.

¹ Includes units abroad ex-Latin America. (*) Loan portfolio and financial guarantees provided average balances for the previous two quarters.

Collection Services

Revenues from collection services decreased 2.3% compared to the previous quarter.

Compared to the first nine months of 2017, these revenues grew 11.4%, mainly driven by higher volume, pricing, increased offer and expansion of collection services due to the issuance and management of receivables in the mobile channel.

Advisory Services and Brokerage

Compared to the previous quarter, revenues from economic and financial advisory and brokerage services decreased R$139 million due to lower capital market activity.

Compared to the first nine months of 2017, these revenues increased 2.0%.

Fixed Income: we took part in local operations with debentures, promissory notes and securitization, which totaled R$25.1 billion up to September 2018, reaching the leadership position in the ANBIMA ranking.

Equities: We carried out three offerings in South America in the first nine months of 2018, which totaled US$3.6 billion in the Dealogic ranking.

Mergers and Acquisitions: in the first nine months of 2018, we provided financial advisory on 24 transactions in South America, totaling US$22.2 billion and reaching the leadership position in the Dealogic ranking.

Itaú Unibanco Holding S.A.	25

Management Discussion and Analysis	Itaú Insurance, Pension Plan and Premium Bonds

Itaú Insurance, Pension Plan and Premium Bonds

Highlights

•	Decrease in net income of Itaú Insurance, Pension Plan and Premium Bonds in this quarter was mainly driven by the gains from the liability adequacy test in pension plans in the second quarter of 2018, which did not repeat this quarter. Excluding this effect, the result from recurring activities would have been consistent with the previous quarter.

•	Additionally, net contributions to pension plans decreased, and were offset by increase in earned premiums, especially the credit-related insurance portfolio.

As from the first quarter of 2018, we have disclosed the breakdown of Recurring Activities and Other Activities in Results from Itaú Insurance, Pension Plan and Premium Bonds. Major changes were the inclusion of IRB earnings in Recurring Activities and the reclassification of group life and credit life insurance portfolios distributed by brokers to Other Activities, since these portfolios are in run off.

Pro Forma Income Statement of Insurance Operations

	3Q18
		Recurring	Other	Recurring Activities
In R$ millions	Total	Activities	Activities	2Q18	∆		3Q17	∆
Earned Premiums	1,025	946	79	917	3.2%		874	8.3%
Revenues from Pension Plan and Premium Bonds	174	174	-	308	-43.4%		242	-27.8%
Retained Claims	(320)	(246)	(74)	(241)	1.9%		(235)	4.7%
Selling Expenses	(18)	(2)	(17)	(1)	28.0%		(4)	-56.3%
Result from Insurance, Pension Plan and Premium Bonds	862	873	(11)	982	-11.1%		877	-0.4%
Managerial Financial Margin	31	(10)	42	68	-		101	-
Commissions and Fees	567	564	3	524	7.5%		509	10.7%
Earnings of Affiliates	126	126	-	104	21.1%		75	68.5%
Non-interest Expenses	(545)	(518)	(27)	(487)	6.5%		(439)	18.1%
Tax Expenses for ISS, PIS and Cofins and other taxes	(83)	(81)	(2)	(85)	-4.6%		(72)	13.5%
Income before Tax and Minority Interests	957	952	5	1,106	-13.9%		1,051	-9.4%
Income Tax/Social Contribution and Minority Interests	(366)	(365)	(1)	(472)	-22.7%		(431)	-15.4%
Recurring Net Income	591	587	3	634	-7.4%		620	-5.2%

Allocated Capital	1,619	1,590	28	1,561	1.9%		1,343	18.4%
Average Allocated Capital	1,605	1,576	29	1,438	9.5%		1,343	17.3%
Recurring Return on Average Allocated Capital	147.3%	149.1%	48.1%	176.3%	-2,720	bps	184.5%	-3,540	bps
Efficiency Ratio (ER)	36.3%	35.2%	85.0%	30.6%	470	bps	29.4%	580	bps
Combined Ratio	63.9%	56.7%	150.2%	57.5%	-80	bps	54.9%	170	bps

Note: Combined Ratio for insurance activities. Non-interest Expenses considers Personnel Expenses, Other Administrative Expenses and Other Operating Expenses.

Recurring Activities	Other Activities

Recurring activities consist of the offering of bancassurance products related to Life, Property, Credit, Pension Plan and Premium Bonds, and our interest in Porto Seguro and in IRB.	Other activities correspond to Extended warranty, Health insurance and other discontinued insurance lines, whose portfolios are in run off.

Bankline/internet, mobile, ATMs, teller terminals and bankfone remain our key insurance and premium bonds products sales channels to account holders in the quarter, following our strategy to serve clients through the most efficient channels. In the third quarter of 2018, the amount of sales of insurance products and premium bonds to Digital Branches clients accounted for 20.8% of total sales.

We concentrate efforts on distribution through our own channels and on the expansion of the offer of insurance policies via an open platform, through which we provide products from partner insurance companies to our clients.

Itaú Unibanco Holding S.A.	26

Management Discussion and Analysis	Itaú Insurance, Pension Plan and Premium Bonds

Insurance (Recurring Activities)

Our recurring insurance activities consist of the offering of bancassurance products related to life, property, credit life, and our interest in Porto Seguro and in IRB. We offer these products in synergy with retail channels – our branch network, partnership with retailers, credit card clients, real estate and vehicle financing and personal loans - and the wholesale channel. They have characteristics such as low volatility in result and less use of capital, making them strategic and relevant to the diversification of the conglomerate’s revenues.

68% share in the recurring net income of Itaú Insurance, Pension Plan and Premium Bonds

Pro Forma Income Statement of the Insurance Segment

In R$ millions	3Q18	2Q18	∆		3Q17	∆
Earned Premiums	946	917	3.2%[1]		874	8.3%
Retained Claims	(228)	(229)	-0.6%		(222)	2.5%
Selling Expenses	(1)	(1)	82.8%		(3)	-63.0%
Underwriting Margin	717	687	4.4%		648	10.6%
Managerial Financial Margin	(21)	(14)	48.9%		8	-372.7%
Commissions and Fees	114	106	7.2%		83	37.9%
Earnings of Affiliates	126	104	21.1%		75	68.5%
Non-interest Expenses	(265)	(255)	3.7%[2]		(216)[3]	22.7%
Tax Expenses for ISS, PIS and Cofins and other taxes	(42)	(42)	1.0%		(38)	9.4%
Income before Tax and Minority Interests	628	585	7.3%		559	12.4%
Income Tax/Social Contribution and Minority Interests	(227)	(241)	-5.8%		(210)	7.9%
Recurring Net Income	401	344	16.5%		348	15.1%
Efficiency Ratio (ER)	29.7%	30.4%	-70	bps	27.9%	180	bps

Highlights:

1. increase in earned premiums due to higher sales, especially in credit-related insurance policies, and higher number of calendar days;

2. higher expenses, mainly driven by higher personnel expenses due to the sales force expansion;

3. higher expenses, driven by the integration of operations from Citibank and the improvement in the managerial cost allocation model in 2018.

Earned Premiums Breakdown

Underwriting Margin

Note: the underwriting margin is the sum of earned premiums, retained claims and selling expenses.

Retained Claims Breakdown

Combined Ratio

It reflects the operating cost as a percentage of income from earned premiums.

Lower ratio, mainly due to the fall in loss ratio, since retained claims were stable and earned premiums increased.

Note: The combined ratio is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes divided by earned premiums.

The extended combined ratio is the sum of these same expenses divided by the sum of earned premiums, managerial financial margin and commissions and fees.

Itaú Unibanco Holding S.A.	27

Management Discussion and Analysis	Itaú Insurance, Pension Plan and Premium Bonds

Pension Plan

Product and advisory service innovation has played a significant role in the sustainable growth of pension plan operations for individuals. For companies, we offer specialized advisory services and develop customized solutions. We establish long-term partnerships with our corporate clients, adopting a communication strategy designed for the financial education of their employees.

26% share in the recurring net income of Itaú Insurance, Pension Plan and Premium Bonds

Pro Forma Income Statement of the Pension Plan Segment

In R$ millions	3Q18	2Q18	∆		3Q17	∆
Revenues from Pension Plan	52	180	-71.0%[1]		95	-45.5%
Selling Expenses	(1)	(1)	-23.5%		(1)	-26.3%
Result from Pension Plan	52	179	-71.2%		95	-45.6%
Managerial Financial Margin	(15)	56	-	[2]	49	-
Commissions and Fees	450	418	7.6%[3]		427	5.4%
Non-interest Expenses	(186)	(164)	13.4%		(166)	12.1%
Tax Expenses for ISS, PIS and Cofins and other taxes	(34)	(37)	-10.0%		(26)	28.1%
Income before Tax and Minority Interests	266	451	-41.0%		378	-29.5%
Income Tax/Social Contribution and Minority Interests	(112)	(200)	-44.0%		(169)	-33.6%
Recurring Net Income	154	251	-38.6%		209	-26.2%
Efficiency Ratio (ER)	41.1%	26.7%	1,450	bps	30.5%	1,060	bps

Highlights:

1. decrease due to the liability adequacy test carried out in the previous quarter, in addition to lower contributions;

2. decrease due to a lower return on assets;

3. increase due to the higher average managed portfolio.

Pension Plan Contribution

Note: Total pension plan contributions = Contributions (+) Portability requests accepted. Net pension plan contributions = Contributions (+) Portability requests accepted (-) Redemptions (-) Portability requests assigned.

Technical Provisions

Note: Redemption Rate = Redemptions/Balance of Technical Provisions for Pension Plan

Market Share *

Technical Provisions

Total

23.3%	▲	+ 30 bps
(12 months)

Plans for Individuals

24.1%	▲	+40 bps
(12 months)

* according to the National Federation of Pension and Life Insurance (FENAPREVI), in August 2018.

Premium Bonds

The PIC Premium Bonds product is targeted to clients who are interested in competing for prizes. This product can be purchased through single payment or monthly payment modality, in accordance with the profile and segment of each client.

5% share in the recurring net income of Itaú Insurance, Pension Plan and Premium Bonds

Pro Forma Income Statement of the Premium Bonds Segment

In R$ millions	3Q18	2Q18	∆		3Q17	∆
Revenues from Premium Bonds	105	117	-10.2%[1]		134	-21.8%[1]
Managerial Financial Margin	26	26	-0.8%		45	-41.5%[2]
Non-interest Expenses	(67)	(67)	0.1%		(57)	18.4%
Tax Expenses for ISS, PIS and Cofins and other taxes	(6)	(6)	-9.8%		(7)	-19.4%
Income before Tax and Minority Interests	58	69	-16.7%		114	-49.4%
Income Tax/Social Contribution and Minority Interests	(26)	(31)	-16.5%		(52)	-50.3%
Recurring Net Income	32	38	-16.8%		62	-48.6%
Efficiency Ratio (ER)	53.7%	49.1%	460	bps	33.1%	2,060	bps

Highlights:

1. due to lower revenues caused by the lower average ticket of products;

2. negative impact of the interbank deposit rate reduction on the remuneration of our assets.

• In the third quarter of 2018, we distributed prizes in the aggregate amount of R$11.8 million.

• We started the sale of premium bonds via mobile in December 2017. In the third quarter of 2018, this channel accounted for 8.1% of sales to current account holders.

13.5 million outstanding certificates

▲ + 2.7% (vs. 2Q18)

▲ + 3.6% (vs.3Q17)

Itaú Unibanco Holding S.A.	28

Management Discussion & Analysis	Income Statement Analysis

Non-interest Expenses

Highlights

•	Non-interest expenses increased 3.1% in the quarter, driven by the increase in the number of employees and the impact of the collective labor agreement on personnel expenses. In Latin America (ex-Brazil) we observed a 7.2% increase in non-interest expenses, mainly driven by foreign exchange variation.

•	Compared to the first nine months of 2017, non-interest expenses increased 6.4%. Expenses incurred in Brazil (ex-Citibank) increased 0.9%, below the inflation rate for the period (4.5% - IPCA).

In R$ millions	3Q18	2Q18	∆	3Q17	∆	9M18	9M17	∆
Personnel Expenses	(5,405)	(5,193)	4.1%	(5,020)	7.7%	(15,682)	(14,790)	6.0%
Compensation, Charges and Social Benefits	(3,643)	(3,528)	3.3%	(3,267)	11.5%	(10,588)	(9,769)	8.4%
Management and Employees' Profit Sharing (1)	(1,214)	(1,103)	10.1%	(976)	24.4%	(3,431)	(2,870)	19.5%
Employee Terminations and Labor Claims	(493)	(506)	-2.6%	(727)	-32.2%	(1,509)	(2,012)	-25.0%
Training	(55)	(56)	-1.5%	(50)	10.9%	(154)	(139)	11.1%
Administrative Expenses	(4,173)	(4,153)	0.5%	(3,961)	5.4%	(12,206)	(11,716)	4.2%
Third-Party Services	(1,018)	(1,000)	1.8%	(939)	8.4%	(2,953)	(2,844)	3.9%
Data Processing and Telecommunications	(916)	(852)	7.6%	(923)	-0.7%	(2,670)	(2,775)	-3.8%
Facilities	(677)	(685)	-1.1%	(657)	3.0%	(2,013)	(1,912)	5.3%
Depreciation and Amortization	(502)	(536)	-6.4%	(489)	2.6%	(1,576)	(1,458)	8.1%
Advertising, Promotions and Publications	(376)	(381)	-1.2%	(244)	54.0%	(981)	(711)	38.0%
Security	(166)	(169)	-1.5%	(161)	3.3%	(508)	(489)	3.9%
Financial System Services	(139)	(146)	-5.2%	(175)	-20.8%	(430)	(496)	-13.2%
Transportation	(80)	(75)	6.5%	(79)	1.6%	(230)	(228)	1.0%
Materials	(71)	(64)	9.9%	(80)	-11.2%	(203)	(216)	-6.1%
Travel	(53)	(56)	-5.4%	(50)	4.4%	(149)	(139)	7.7%
Other	(174)	(189)	-7.6%	(162)	7.4%	(492)	(450)	9.4%
Operating Expenses	(1,264)	(1,230)	2.8%	(1,382)	-8.5%	(3,662)	(3,703)	-1.1%
Provision for Contingencies	(101)	(156)	-35.0%	(469)	-78.4%	(423)	(1,082)	-60.9%
Selling - Credit Cards	(568)	(545)	4.3%	(480)	18.3%	(1,668)	(1,337)	24.8%
Claims	(90)	(77)	16.9%	(66)	36.8%	(242)	(210)	15.2%
Other	(504)	(452)	11.5%	(366)	37.7%	(1,329)	(1,075)	23.7%
Other Tax Expenses (2)	(82)	(80)	3.0%	(94)	-12.7%	(239)	(259)	-7.5%
Latin America (ex-Brazil) (3)	(1,721)	(1,605)	7.2%	(1,361)	26.4%	(4,795)	(3,902)	22.9%
Total	(12,646)	(12,261)	3.1%	(11,818)	7.0%	(36,583)	(34,370)	6.4%

(1) Includes variable compensation and stock option plans. (2) Does not include ISS, PIS and Cofins. (3) Does not consider overhead allocation.

The increase in non-interest expenses in the quarter is mainly driven by (i) higher personnel expenses associated to compensation, charges and benefits and to profit sharing, impacted by the effects of the collective bargaining labor agreement, and to the increase in the number of employees, and (ii) higher expenses in Latin America (ex-Brazil) impacted by the foreign exchange variation in the period.

Compared to the first nine months of 2017, the 6.4% increase was mostly driven by the integration of the retail operations acquired from Citibank. Additionally, personnel expenses were impacted by the increase in the number of employees and the collective labor agreement, partially offset by lower provisions for labor claims.

Administrative expenses increased 4.2% driven by higher marketing expenses for the World Soccer Cup and the launch of Pop Credicard. Compared to the same period of the previous year, expenses from Latin America (ex-Brazil) also increased, driven by the impact of the foreign exchange variation in the period and, in the second quarter of 2017, we had the refund of the fine paid to SBIF (Superintendencia de Bancos e Instituciones Financieras de Chile).

Expenses incurred in Brazil (ex-Citibank) increased 0.9% in the first nine months of 2018, below inflation for the period (4.5% - IPCA).

Number of Employees - in thousands

100.8 thousand

employees at the end of the 3Q18

▲ + 0.8% (3Q18/2Q18)

▲ + 4.6% (3Q18/3Q17)

The retail operations acquired from Citibank in Brazil and the new insurance consultants hired for the branch network resulted in the expansion of staff in the year. We are also hiring more personnel to the technology area to speed up our digital transformation process.

Note: For companies under our control, the total number of employees is considered. No employees are considered for companies not controlled by us.

Itaú Unibanco Holding S.A.	29

Management Discussion & Analysis	Income Statement Analysis

Efficiency Ratio

We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the cost of credit (result from loan losses, impairment and discounts granted).

Risk-Adjusted	=	Non-Interest Expenses (Personnel Expenses + Administrative Expenses + Operating Expenses + Other Expenses) + Cost of Credit
Efficiency Ratio		(Managerial Financial Margin + Commissions and Fees + Result of Insurance, Pension Plan and Premium Bonds + Tax Expenses for ISS, PIS, Cofins and Other Taxes)

Efficiency Ratio:

• 12-month period: increase of 240 basis points from the same period of the previous year. Non-interest expenses increased 6.4%, mainly driven by the integration of the retail operations acquired from Citibank. On the other hand, revenues increased only 0.7%, mainly as a result of the impact from the lower interbank deposit rate on our financial margin.

Risk-Adjusted Efficiency Ratio:

• 12-month period: decrease of 280 basis points from the same period of the previous year, driven by the 25.8% decrease in cost of credit as a result of lower provisions for loan losses and lower impairment charges on corporate securities.

Distribution Network

Points of Service | Brazil and Abroad

The agreement with Tecban and its shareholders, announced on July 18, 2014, establishes the substitution of our external ATMs network for Banco24Horas ATMs. This agreement is enabling the increase in the total number of available ATMs.

Note: (i) Includes Banco Itaú Argentina and banks in Chile, Colombia, Paraguay and Uruguay; (ii) Includes ESBs (Electronic Service Branches) and points of service in third-parties’ establishments. (iii) Does not include points of sale.

Branches and Client Service Branches | Brazil and Abroad

The number of brick-and-mortar branches in Brazil remained stable as a result of synergies from the retail operations acquired from Citibank.

(i) Includes IBBA representative offices abroad. Note: Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Colombia, Panama, Paraguay and Uruguay.

Geographical Distribution of Service Network(*) -

Number of Branches and Client Service Branches

North	Northeast	Midwest	Southeast	South
115	336	314	2,951	671

(*) In September 2018. Does not include branches and CSBs in Latin America and Itaú BBA.

Itaú Unibanco Holding S.A.	30

Management Discussion & Analysis	Balance Sheet

Balance Sheet

Highlights

•	Increase of 4.6% in total assets in the quarter and 10.0% increase in 12 months, driven by loans to individuals, very small, small and middle-market companies and Latin America. We also highlight the 15.7% increase in interbank investments.

•	Annual growth of 26.3% in deposits, especially time deposits, due to the partial migration of funds derived from repurchase agreements backed by debentures (a 6.6% decrease in deposits received under securities repurchase agreements).

Assets
In R$ millions, end of period	3Q18	2Q18	∆	3Q17	∆
Current and Long-term Assets	1,578,127	1,514,685	4.2%	1,439,523	9.6%
Cash and Cash Equivalents	29,467	25,402	16.0%	19,089	54.4%
Interbank Investments	320,965	277,465	15.7%	287,701	11.6%
Securities and Derivative Financial Instruments	428,260	449,462	-4.7%	412,806	3.7%
Interbank and Interbranch Accounts	125,987	119,863	5.1%	126,804	-0.6%
Loan, Lease and Other Loan Operations	530,520	518,510	2.3%	467,831	13.4%
(Allowance for Loan Losses)	(34,227)	(34,308)	-0.2%	(34,702)	-1.4%
Other Assets	177,155	158,292	11.9%	159,993	10.7%
Permanent Assets	35,034	27,999	25.1%	26,477	32.3%
Total Assets	1,613,162	1,542,684	4.6%	1,466,000	10.0%

Liabilities
In R$ millions, end of period	3Q18	2Q18	∆	3Q17	∆
Current and Long-Term Liabilities	1,471,863	1,405,008	4.8%	1,328,779	10.8%
Deposits	454,552	426,595	6.6%	359,904	26.3%
Deposits Received under Securities Repurchase Agreements	314,575	315,554	-0.3%	336,951	-6.6%
Fund from Acceptances and Issue of Securities	118,684	115,008	3.2%	106,638	11.3%
Interbank and Interbranch Accounts	49,129	42,871	14.6%	37,638	30.5%
Borrowings and Onlendings	67,258	61,872	8.7%	66,318	1.4%
Derivative Financial Instruments	31,827	31,655	0.5%	21,562	47.6%
Technical Provisions for Insurance, Pension Plans and Premium Bonds	196,748	191,765	2.6%	177,522	10.8%
Other Liabilities	239,090	219,688	8.8%	222,244	7.6%
Deferred Income	2,603	2,678	-2.8%	2,082	25.0%
Minority Interest in Subsidiaries	13,661	13,240	3.2%	11,508	18.7%
Stockholders' Equity	125,035	121,758	2.7%	123,631	1.1%
Total Liabilities and Equity	1,613,162	1,542,684	4.6%	1,466,000	10.0%

Itaú Unibanco Holding S.A.	31

Management Discussion & Analysis	Balance Sheet

Credit Portfolio

Highlights

•	In the quarter, all portfolios for individuals increased. The portfolio for very small, small and middle-market companies increased 2.8% in the quarter. These positive performances were due to higher demand from clients in these segments.

•	The portfolio of large companies decreased 0.3% in the quarter. This performance is a result of the low demand for long-term credit observed in the segment.

Credit Portfolio by Product

In R$ billions, end of period	3Q18	2Q18	∆	3Q17	∆
Individuals - Brazil (1)	199.1	194.1	2.6%	179.0	11.2%
Credit Card Loans	68.7	66.1	3.9%	57.2	20.1%
Personal Loans	27.9	27.3	2.1%	25.0	11.6%
Payroll Loans (2)	46.0	45.4	1.2%	44.6	3.1%
Vehicle Loans	15.2	14.7	3.9%	13.9	9.7%
Mortgage Loans	41.2	40.5	1.8%	38.3	7.7%
Rural Loans	0.1	0.1	-13.9%	0.1	-25.5%
Companies - Brazil (1)	171.2	169.8	0.8%	162.1	5.6%
Working Capital (3)	87.6	86.1	1.7%	76.6	14.4%
BNDES/Onlending	18.0	19.3	-6.6%	26.6	-32.3%
Export / Import Financing	46.1	45.6	0.9%	39.4	16.8%
Vehicle Loans	3.6	3.2	13.3%	2.3	57.8%
Mortgage Loans	6.7	7.1	-5.3%	8.9	-24.9%
Rural Loans	9.3	8.5	8.9%	8.3	11.6%
Latin America (4)	160.2	154.6	3.6%	126.7	26.5%
Total without Financial Guarantees Provided	530.5	518.5	2.3%	467.8	13.4%
Financial Guarantees Provided	69.6	70.1	-0.8%	71.3	-2.3%
Total with Financial Guarantees Provided	600.1	588.6	1.9%	539.1	11.3%
Corporate Securities (5)	36.3	34.6	4.9%	36.1	0.6%
Total Risk	636.4	623.3	2.1%	575.2	10.6%

(1) Includes units abroad ex-Latin America. (2) Includes operations originated by the institution and acquired operations. (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and other. (4) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay. (5) Includes Debentures, Certificates of Real Estate Receivables (CRI) and Commercial Paper.

Credit Concentration

As of September 30, 2018

Only 16.7% of the credit risk is concentrated on the 100 largest debtors.

		% of total	% of total
In R$ billions	Risk*	credits	Assets
Largest Debtor	5.3	0.9	0.3
10 Largest Debtors	30.4	5.1	1.9
20 Largest Debtors	46.8	7.8	2.9
50 Largest Debtors	73.9	12.3	4.6
100 Largest Debtors	100.3	16.7	6.2

* Including financial guarantees provided

Credit Portfolio without Financial Guarantees Provided by Vintage

Companies Credit Portfolio by Business Sector

With Financial Guarantees Provided

In R$ billions, end of period	3Q18	2Q18	∆
Public Sector	5.3	5.4	-3.5%
Private Sector | Companies	331.2	326.6	1.4%
Real Estate	20.7	21.5	-4.0%
Food and beverage	18.8	18.3	2.6%
Agribusiness and fertilizers	17.5	17.2	1.4%
Energy and water treatment	15.4	16.1	-4.6%
Transportation	16.5	15.8	4.5%
Vehicles and auto parts	13.7	15.3	-10.4%
Infrastructure work	11.9	11.7	1.4%
Banks and other financial institutions	11.5	10.9	5.8%
Petrochemical and chemical	10.5	10.1	4.2%
Mining	10.7	9.7	9.8%
Steel and metallurgy	9.5	9.6	-0.6%
Telecommunications	9.4	9.5	-1.6%
Pharmaceutical and cosmetics	7.7	7.7	-0.1%
Sugar and Alcohol	6.8	6.7	0.8%
Oil and gas	7.7	6.6	17.2%
Capital Assets	6.5	6.5	0.9%
Electronic and IT	5.9	6.3	-6.1%
Construction Material	6.0	6.2	-4.0%
Clothing and footwear	5.2	5.2	0.0%
Services - Other	43.7	41.9	4.3%
Commerce - Other	19.8	18.6	6.4%
Industry - Other	9.7	9.1	5.5%
Other	46.3	46.0	0.7%
Total	336.4	332.0	1.3%

Itaú Unibanco Holding S.A.	32

Management Discussion & Analysis	Balance Sheet

Credit Portfolio[1] (Individuals and Companies) - Brazil

Loan Portfolio Mix - Individuals

Sep-18
7.7%
34.5%
14.0%
20.7%
23.1%
Sep-13
27.5%
27.7%
17.2%
14.5%
13.2%
Vehicles
Credit Card
Personal Loans
Mortgage Loans
Payroll Loans

Loan Portfolio Mix - Companies

Sep-18
37.9%
62.1%
Sep-13
37.9%
62.1%
Very Small, Small and Middle Market Loans
Corporate Loans

Payroll Loans

R$46.0 billion as of September 30, 2018

▲ + **1.2%** (vs. Jun-18) ▲ + **3.1%** (vs. Sep-17)

The payroll loans portfolio for INSS pensioners grew 2.6% in the quarter.

Portfolio 3Q18

By origination
(%)
By Sector
(R$ billions)
41%
59%
4.9
5.5
35.5
Branches
Itaú Consignado S.A.
INSS
Public Sector
Private Sector

Mortgage loans[2]

R$48.0 billion as of September 30, 2018

▲ + **0.8%** (vs. Jun-18) ▲ + **1.5%** (vs. Sep-17)

86% of the mortgage portfolio is Individuals

99.9% guaranteed by fiduciary alienation

Originations in 3Q18

76.8% of total credit mortgage is done by borrowers

R$3.5 billion ▲ + **74.7%** (vs. 3Q17)

Loan-to-Value

Ratio of the amount of the financing to the value of the real estate property

Vintage (quarterly average)	Portfolio
57.9%	38.4%

Corporate

R$106.4 billion as of September 30, 2018

▼ - **0.3%** (vs. Jun-18) ▲ + **0.7%** (vs. Sep-17)

The decrease in the loan portfolio in the quarter is related to low demand for long-term credit observed in the segment, although it is worth noting that part of these loans have migrated to the capital markets.

Excluding the effect of foreign exchange variation, the loan portfolio for the corporate segment would have decreased 1.8% in the quarter and 6.9% in the 12-month period.

Credit Cards

R$68.7 billion as of September 30, 2018

▲ + **3.9%** (vs. Jun-18) ▲ + **20.1%** (vs. Sep-17)

9.7%
7.5%
82.9%
9.7%
7.6%
82.7%
8.7%
8.5%
82.8%
Mar-18
Jun-18
Sep-18
Revolving Credit + Overdue Loans[1]
Installment with Interest
Transactor[2]

(1) Includes nonperforming loans more than 1 day overdue;
(2) includes installment without interest.

Vehicle Financing[2]

R$18.8 billion as of September 30, 2018

▲ + **5.6%** (vs. Jun-18) ▲ + **16.4%** (vs. Sep-17)

Originations in 3Q18

R$4.0 billion ▲ + **47.2%** (vs. 3Q17)

Average Term	% Average Down Payment	Average Ticket *
41 months	**39%**	**R$ 32.3** thousand

(*) Individuals

Loan-to-Value

Vintage (quarterly average)	Portfolio
61.2%	59.4%

Very Small, Small and Middle Market

R$64.9 billion as of September 30, 2018

▲ + **2.8%** (vs. Jun-18) ▲ + **14.7%** (vs. Sep-17)

In the first nine months of 2018, the origination[3] of credits for very small, small and middle-market companies increased approximately 21% from the same period of the previous year.

(1) Without financial guarantees provided. (2) Includes Individuals and Companies. (3) Average origination per working day in the quarter.

Note: For further information on products, please see to our Institutional Presentation, available on our Investor Relations website.

Itaú Unibanco Holding S.A.	33

Management Discussion & Analysis	Balance Sheet

Funding

Highlights

•	Compared to the third quarter of 2017, time deposits growth is partially related to the migration of funds from debentures linked to repurchase agreements and to the incorporation of deposits from Citibank clients.

•	Savings deposits increased 4.0% in the quarter and 17.9% when compared to the same period of the previous year.

After being purchased by the bank (the Conglomerate’s leading company, the debentures issued by the Conglomerate’s leasing companies are traded with characteristics similar to those of CDs and other time deposits, although they are classified as deposits received under securities repurchase agreements.

In R$ millions, end of period	3Q18	2Q18	∆	3Q17	∆
Demand Deposits	74,817	70,646	5.9%	58,609	27.7%
Savings Deposits	132,374	127,342	4.0%	112,249	17.9%
Time Deposits	244,247	225,762	8.2%	186,912	30.7%
Debentures (Linked to Repurchase Agreements and Third Parties’ Operations)	29,472	35,392	-16.7%	73,573	-59.9%
Funds from Bills (1) and Structured Operations Certificates	74,358	71,540	3.9%	67,827	9.6%
(1) Total - Funding from Account Holders and Institutional Clients	555,267	530,682	4.6%	499,170	11.2%
Onlending	19,017	20,221	-6.0%	25,575	-25.6%
(2) Total – Funding from Clients	574,284	550,902	4.2%	524,746	9.4%
Assets Under Administration	1,093,487	1,050,220	4.1%	938,494	16.5%
Technical Provisions for Insurance, Pension Plan and Premium Bonds	196,748	191,765	2.6%	177,522	10.8%
(3) Total – Clients	1,864,519	1,792,887	4.0%	1,640,762	13.6%
Interbank deposits	3,111	2,843	9.4%	2,131	46.0%
Funds from Acceptance and Issuance of Securities	44,327	43,468	2.0%	38,812	14.2%
Total Funds from Clients + Interbank Deposits	1,911,957	1,839,198	4.0%	1,681,704	13.7%

Working Capital and Other	574,134	549,245	4.5%	529,735	8.4%
Repurchase Agreements (2)	285,104	280,162	1.8%	263,378	8.2%
Borrowings	48,240	41,652	15.8%	40,743	18.4%
Foreign Exchange Portfolio	77,621	61,963	25.3%	63,353	22.5%
Subordinated Debt	53,721	53,925	-0.4%	48,406	11.0%
Collection and Payment of Taxes and Contributions	5,786	4,544	27.3%	5,192	11.4%
Working Capital (3)	103,662	106,999	-3.1%	108,662	-4.6%
Total Funds (Working Capital, Raised and Managed Assets)	2,486,091	2,388,443	4.1%	2,211,439	12.4%

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Does not include own issued debentures classified as funding. (3) Stockholders’ Equity + Non-Controlling Interest – Permanent Assets.

Loans to Funding Ratio

In R$ millions, end of period	3Q18	2Q18	∆		3Q17	∆
Funding from Clients	574,284	550,902	4.2%		524,746	9.4%
Funds from Acceptance and Issuance of Securities Abroad	44,327	43,468	2.0%		38,812	14.2%
Borrowings	48,240	41,652	15.8%		40,743	18.4%
Other (1)	30,087	30,613	-1.7%		28,845	4.3%
Total (A)	696,938	666,635	4.5%		633,145	10.1%
(-) Reserve Required by Brazilian Central Bank	(89,451)	(93,008)	-3.8%		(98,792)	-9.5%
(-) Cash (Currency) (2)	(29,467)	(25,402)	16.0%		(19,089)	54.4%
Total (B)	578,019	548,225	5.4%		515,264	12.2%
Loan Portfolio (C) (3)	530,520	518,510	2.3%		467,831	13.4%
Loan Portfolio / Gross Funding (C/A)	76.1%	77.8%	-170	bps	73.9%	220	bps
Loan Portfolio / Net Funding (C/B)	91.8%	94.6%	-280	bps	90.8%	100	bps

(1) Includes installments of subordinated debt that are not included in the Tier II Referential Equity.

(2) Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents in foreign currency.

(3) The loan portfolio balance does not include financial guarantees provided.

Itaú Unibanco Holding S.A.	34

Management Discussion & Analysis	Balance Sheet

Balance Sheet by Currency

We have a foreign exchange risk management policy associated with our asset and liability positions, primarily intended to mitigate impacts from fluctuations in foreign exchange rates on consolidated results.

Brazilian tax legislation determines that gains and losses from exchange rate variation on permanent foreign investments must not be included in the tax basis. On the other hand, gains and losses arising from financial instruments used to hedge such asset positions are affected by tax effects. Therefore, in order not to expose net income to exchange rate variations, a liability position must be built at a higher volume than the hedged assets.

Assets | As of September 30, 2018

		Business in	Local	Foreign	Business
In R$ millions, end of period	Consolidated	Brazil	Currency	Currency	Abroad
Cash and Cash Equivalents	29,467	8,933	7,269	1,664	20,664
Short - Term Interbank Investments	320,965	296,624	296,624	0	24,341
Securities and Derivative Instruments	428,260	348,618	343,560	5,058	146,737
Loans, Leases and Other Loan Operations	496,293	299,956	284,952	15,005	215,877
Loans	530,520	326,896	311,891	15,005	223,165
(Allowance for Loan Losses)	(34,227)	(26,939)	(26,939)	0	(7,288)
Other Assets	303,142	253,438	225,362	28,076	102,925
Foreign Exchange Portfolio	77,632	46,714	18,999	27,715	83,853
Other	225,511	206,724	206,364	361	19,072
Permanent Assets	35,034	86,418	25,454	60,964	9,540
Total Assets	1,613,162	1,293,987	1,183,221	110,766	520,085
Derivatives - Purchased Positions				238,187
Total Assets After Adjustments (a)				348,953

Liabilities | As of September 30, 2018

		Business in	Local	Foreign	Business
In R$ millions, end of period	Consolidated	Brazil	Currency	Currency	Abroad
Deposits	454,552	286,154	285,566	588	168,526
Funds Received under Securities Repurchase Agreements	314,575	285,369	285,369	0	29,206
Funds from Acceptances and Issue of Securities	118,684	144,001	75,359	68,642	39,154
Borrowings and Onlendings	67,258	41,374	20,783	20,592	45,422
Interbank and Interbranch Accounts	49,129	48,297	44,658	3,640	831
Derivative Financial Instruments	31,827	16,860	16,860	-	14,967
Other Liabilities	239,090	147,465	123,333	24,132	147,474
Foreign Exchange Portfolio	77,621	46,991	22,921	24,070	83,565
Other	161,469	100,474	100,411	63	63,909
Technical Provisions of Insurance, Pension Plan and Premium Bonds	196,748	196,511	196,511	-	237
Deferred Income	2,603	2,080	1,306	774	522
Minority Interest in Subsidiaries	13,661	861	861	-	12,800
Stockholders' Equity of Parent Company	125,035	125,015	125,015	-	60,946
Capital Stock and Reserves	106,264	108,173	108,173	-	58,066
Net Income	18,772	16,842	16,842	-	2,879
Total Liabilities and Equity	1,613,162	1,293,987	1,175,620	118,368	520,085
Derivatives - Sold Positions				278,287
Total Liabilities and Equity After Adjustments (b)				396,654
Net Foreign Exchange Sold Position Itaú Unibanco (c = a - b)				(47,701)
Net Foreign Exchange Sold Position Itaú Unibanco (c) in US$				(11,914)

Note: Does not include eliminations of operations between local and foreign units.

Assets and liabilities denominated in foreign currencies

In R$ millions, end of period	3Q18	2Q18	∆
Investments Abroad	60,964	61,279	-0.5%
Net Foreign Exchange Position (Except Investments Abroad)	(108,665)	(104,886)	3.6%
Total	(47,701)	(43,607)	9.4%
Total in US$	(11,914)	(11,309)	5.3%

The net foreign exchange position includes not only hedge positions of our investments abroad, but also directional positions in foreign currencies.

Itaú Unibanco Holding S.A.	35

Management Discussion & Analysis	Risk and Capital Management

Risk and Capital Management

We believe risk management is an essential tool to optimize the use of resources and select the best business opportunities to maximize value creation for shareholders. In this context, the risk appetite defines the nature and the level of risks acceptable and the risk culture guides the attitudes required to manage them.

With the aim of strengthening our values and aligning our employees' behavior with the guidelines established in risk management, we have adopted a number of initiatives to disseminate the risk culture. It strengthens the individual and collective responsibility of all employees in the management of the risks inherent to the performed activities, respecting our ethical way of doing business.

We take a prospective stance in relation to capital management and, through our Internal Capital Adequacy Assessment Process (ICAAP), we assess the adequacy of our capital to face the incurred risks, composed by credit, market, operational and other material risks. The result of the last ICAAP – dated as of December 2017 – showed that, in addition to having enough capital to face all material risks, we have a significant cushion, thus ensuring the soundness of our equity position.

Our risk management process includes:

•	Identification and measurement of existing and potential risks in our operations.

•	Alignment of institutional policies for risk management control, procedures and methodologies according to the guidelines of the Board of Directors and our corporate strategies.

•	Management of our portfolio seeking optimal risk-return ratios.

For further information on the risk and capital management structure, please refer to the Investor Relations website at www.itau.com.br/investor-relations, section Reports - Pillar 3 and Global Systemically Important Banks.

Liquidity Coverage Ratio

(LCR)

In R$ millions	3Q18	2Q18
HQLA*	179,507	172,178
Potential Cash Outflows	105,058	101,584
LCR (%)	170.9%	169.5%

For 2018, the minimum ratio required by the Brazilian Central Bank is 90%.

Values are calculated based on the methodology defined by the Brazilian Central Bank, which is in line with Basel III international guidelines.

*HQLA - High quality liquid assets: balance in the stock, which in certain cases weighted by a discount factor, of assets that remain liquid in the markets during a stress period, which can be easily converted into cash and that pose low risk.

Note: Potential Cash Outflows calculated in standardized stress, determined by Circular BACEN No. 3,749.

Value at Risk - VAR 1,2

It is a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions.

In R$ millions, end of period	3Q18(2)	2Q18(2)
VaR by Risk Factor
Brazilian Interest Rates	720.0	912.4
Currency	32.3	16.4
Shares of Stock Exchange	37.9	27.3
Commodities	1.4	1.0
Diversification Effect	-496.9	-466.0
Total VaR	294.7	491.1
Maximum VaR in the quarter	476.3	603.6
Average VaR in the quarter	376.4	431.0
Minimum VaR in the quarter	294.7	317.2

(1)	Values represented above consider a 1-day time horizon and a 99% confidence level.
(2)	The VAR by risk factors includes foreign companies.

Evolution of Itaú Unibanco’s VaR

Itaú Unibanco Holding S.A.	36

Management Discussion & Analysis	Risk and Capital Management

Capital

Highlights

•	On September 30, 2018, our CET1 fully loaded with Basel III rules and considering the 90 basis points impact of the investment in XP Investimentos reached 13.8% and our Tier I capital ratio fully loaded reached 14.8%.

Capital Requirements

Our minimum capital requirements follow the set of rules disclosed by the Brazilian Central Bank, which implement the Basel III global capital requirements standards in Brazil. These requirements are expressed as ratios of available capital - stated by the Referential Equity, or of Total Capital, composed of Tier I Capital and Tier II Capital - and the risk-weighted assets, or RWA.

The following table presents the schedule for phased-in implementation by the Central Bank of the capital adequacy and liquidity coverage ratio requirements under Basel III, as applicable to Itaú Unibanco Holding.

	From January 1,
Basel III Schedule (%)	2017	2018	2019
Common Equity Tier I	4.5	4.5	4.5
Tier I Capital	6.0	6.0	6.0
Total Regulatory Capital	9.25	8.625	8.0
Additional Common Equity Tier I (ACP)	1.5	2.375	3.5
conservation buffer	1.25	1.875	2.5
countercyclical buffer¹	-	-	-
systemic	0.25	0.5	1.0
Common Equity Tier I + ACP	6.0	6.9	8.0
Total Regulatory Capital + ACP	10.75	11.0	11.5
Liquidity Coverage Ratio	80	90	100
Prudential adjustments deductions	80	100	100

1 According to circular No.3,769 of Central Bank and the announcement no. 32,516/18, required ACP countercyclical is zero.

Solvency Ratios

In R$ millions, end of period	3Q18	2Q18
Consolidated stockholders’ equity (BACEN)	139,082	135,734
Deductions from Core Capital	(25,770)	(25,277)
Core Capital	113,313	110,457
Additional Capital	8,073	7,746
Tier I	121,386	118,203
Tier II	15,866	15,869
Referential Equity (Tier I and Tier II)	137,252	134,072
Required Referential Equity	70,089	67,338
ACPRequired	19,300	18,542

Total Risk-weighted Exposure (RWA)	812,625	780,728
Credit Risk-weighted Assets (RWACPAD)	713,435	685,245
Operational Risk-weighted Assets (RWAOPAD)	72,833	70,468
Market Risk-weighted Assets (RWAMINT )	26,356	25,015

Tier I (Core Capital + Additional Capital)	14.9%	15.1%
Tier II	2.0%	2.0%
BIS (Referential Equity / Total Risk-weighted Exposure)	16.9%	17.2%

Main changes in the quarter:

Referential Equity: Increased 2.4% due to the net income in the period.

RWA: Increase of R$31,897 million, mainly due to the higher exposure of credit risk-weighted assets (RWACPAD) driven by the increase in our credit portfolio and by the exchange rate variation in the period.

BIS ratio: Decreased 30 basis points due to the impact of the investment in XP investimentos.

Note: Includes financial institutions, consortium managers, payment institutions, companies that acquire operations or directly or indirectly assume credit risk and investment funds in which the conglomerate substantially retains risks and benefits.

Capital Ratio according to Full Basel III Rules

On September 30, 2018, our CET1 fully loaded with Basel III rules and considering the 90 basis points impact of the investment in XP Investimentos reached 13.8% and our Tier I capital ratio fully loaded reached 14.8%.

(1) Includes deductions of Goodwill, Intangible Assets, Tax Credits, Equity Investments in Financial Institutions, Insurance and similar companies, and the increase of the multiplier of the amounts of market risk, operational risk and certain credit risk accounts. This multiplier is 11.6 nowadays and will be 12.5 in 2019. (2) Proforma impact in June 2018 based on preliminary information. In August 2018, the investment in XP Investimentos was acquired, in accordance with the authorization of the regulatory bodies.

Itaú Unibanco Holding S.A.	37

Management Discussion and Analysis	Segment Analysis

Results by Business Segment

The Pro Forma financial statements of Retail Banking, Wholesale Banking and Activities with the Market + Corporation presented below are based on managerial information derived from internal models to more accurately reflect the activities of the business units.

3rd quarter of 2018

Pro Forma Income Statement by Segment

			Activities with
	Retail	Wholesale	the Market +
In R$ millions	Banking	Banking	Corporation	Itaú Unibanco
Operating Revenues	18,042	7,386	2,470	27,899
Managerial Financial Margin	10,207	4,817	2,384	17,408
Financial Margin with Clients	10,207	4,817	1,128	16,152
Financial Margin with the Market	-	-	1,257	1,257
Commissions and Fees	6,243	2,342	47	8,632
Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,592	227	39	1,858
Cost of Credit	(3,297)	34	(0)	(3,263)
Provision for Loan Losses	(3,688)	(216)	(0)	(3,904)
Impairment	6	(95)	-	(89)
Discounts Granted	(268)	(16)	-	(285)
Recovery of Loans Written Off as Losses	653	362	-	1,015
Retained Claims	(301)	(18)	-	(320)
Other Operating Expenses	(10,175)	(3,867)	(244)	(14,286)
Non-interest Expenses	(9,010)	(3,526)	(110)	(12,646)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,161)	(339)	(122)	(1,622)
Insurance Selling Expenses	(4)	(2)	(12)	(18)
Income before Tax and Minority Interests	4,269	3,535	2,226	10,031
Income Tax and Social Contribution	(1,632)	(1,017)	(773)	(3,422)
Minority Interests in Subsidiaries	(39)	(108)	(8)	(155)
Recurring Net Income	2,598	2,410	1,446	6,454
Recurring Return on Average Allocated Capital	29.0%	19.0%	16.8%	21.3%
Efficiency Ratio (ER)	54.4%	50.2%	4.7%	48.8%
Risk-Adjusted Efficiency Ratio (RAER)	74.2%	49.7%	4.7%	61.3%

Note: Non-interest Expenses includes Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

Pro Forma Loan and Capital by Segment

			Activities with
	Retail	Wholesale	the Market +
In R$ millions	Banking	Banking	Corporation	Itaú Unibanco
Loan, Lease and Other Credit Operations	230,524	299,996	-	530,520
(Allowance for Loan Losses)	(14,811)	(12,351)	-	(27,163)
(Complementary Expected Loss Provisions)	-	-	(7,065)	(7,065)
Economic Allocated Capital - Tier I (*)	35,678	50,763	38,594	125,035

(*) The Economic Capital allocated to the Activities with the Market + Corporation contains all the excess capital of the institution in order to arrive at the accounting net equity.

Itaú Unibanco Holding S.A.	38

Management Discussion and Analysis	Segment Analysis

Results by Business Segment

2nd quarter of 2018

Pro Forma Income Statement by Segment

			Activities with
	Retail	Wholesale	the Market +
In R$ millions	Banking	Banking	Corporation	Itaú Unibanco
Operating Revenues	18,112	7,454	2,454	28,021
Managerial Financial Margin	10,072	4,821	2,402	17,295
Financial Margin with Clients	10,072	4,821	1,060	15,953
Financial Margin with the Market	-	-	1,342	1,342
Commissions and Fees	6,236	2,470	20	8,726
Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,803	163	33	1,999
Cost of Credit	(3,111)	(490)	1	(3,601)
Provision for Loan Losses	(3,483)	(789)	1	(4,271)
Impairment	-	(1)	-	(1)
Discounts Granted	(254)	(19)	-	(273)
Recovery of Loans Written Off as Losses	626	319	-	945
Retained Claims	(317)	(18)	-	(335)
Other Operating Expenses	(10,025)	(3,754)	(155)	(13,934)
Non-interest Expenses	(8,831)	(3,404)	(27)	(12,261)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,183)	(347)	(123)	(1,654)
Insurance Selling Expenses	(11)	(3)	(4)	(19)
Income before Tax and Minority Interests	4,659	3,192	2,300	10,151
Income Tax and Social Contribution	(1,747)	(996)	(753)	(3,496)
Minority Interests in Subsidiaries	(43)	(222)	(8)	(273)
Recurring Net Income	2,868	1,973	1,540	6,382
Recurring Return on Average Allocated Capital	31.1%	15.6%	20.0%	21.6%
Efficiency Ratio (ER)	53.2%	48.0%	1.2%	47.1%
Risk-Adjusted Efficiency Ratio (RAER)	71.9%	55.0%	1.1%	61.0%

Note: Non-interest Expenses includes Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

Pro Forma Loan and Capital by Segment

			Activities with
	Retail	Wholesale	the Market +
In R$ millions	Banking	Banking	Corporation	Itaú Unibanco
Loan, Lease and Other Credit Operations	224,907	293,603	-	518,510
(Allowance for Loan Losses)	(14,672)	(12,050)	-	(26,723)
(Complementary Expected Loss Provisions)	-	-	(7,586)	(7,586)
Economic Allocated Capital - Tier I (*)	35,961	50,657	35,139	121,758

(*) The Economic Capital allocated to the Activities with the Market + Corporation contains all the excess capital of the institution in order to arrive at the accounting net equity.

Itaú Unibanco Holding S.A.	39

Management Discussion and Analysis	Segment Analysis

Retail Banking

Highlights

•	In the third quarter of 2018, net income decreased 9.4% from the previous quarter due to (i) the increase in the provision for loan losses, driven by the increase in the loan portfolio and (ii) higher personnel expenses related to the increase in the number of employees and the impact of the collective labor agreement.
•	On the other hand, financial margin with clients increased of R$135 million as a result of the better mix of products and higher number of calendar days in the third quarter of 2018.

Retail banking comprises banking products and services to both current account and non-current account holders. The offered products and services includes: personal loans, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and premium bond products, and acquiring services, among others.

Profile of clients:

The client´s profiles determines the segment, which enables us to be closer to them and understand their needs, in addition to offer the most proper products to meet their requirements:

Retail (income up to R$4,000)

Uniclass (income between R$4,000 and R$10,000)

Personnalité (income above R$10,000 or holding investments over R$100,000)

Itaú Empresas (very small and small companies, revenues up to R$30 million)

Segment´s highlight

Customer Satisfaction

•	Focus on customer satisfaction measured in all retail banking segments and redesign of journeys.

Digital Transformation

•	Start of digital branches for very small companies segment.

Clients

More than 48 million clients in the Retail Bank in July 2018.

Wholesale Banking

Highlights

•	Net income for the Wholesale Banking segment was up 22.1% from the second quarter of 2018, driven by a 72.6% decrease in the provision for loan losses due to the improved risk rating of a specific segment client.
•	On the other hand, commissions and fees were down 5.2%, driven by the lower volume of operations in the capital markets, and non-interest expenses increased 3.6% as a result of the collective labor agreement.

Wholesale Banking comprises: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, ii) the activities of our units abroad, and iii) the products and services offered to high-net worth clients (Private Banking), middle market companies and institutional clients.

Profile of clients and areas of operation:

Middle-Market Companies 30,000 clients (economic groups) with revenues between R$30 million and R$200 million.

Corporate Approximately 5,900 large business groups and over 190 financial institutions with revenues over R$200 million.

Investment Banking Our activities help companies raise funds through fixed income instruments and equities in public and private capital markets, comprising mergers and acquisitions advisory services. We provide advisory services to companies, equities funds and investors willing to invest in variable income products and engage in mergers and acquisitions.

Private Banking With a full global wealth management platform, we are market leaders in Brazil and one of the main players in Latin America.

Asset Management Itaú Asset Management is specialized in managing clients’ assets. In September 2018, it held R$652.5* billion in managed assets, a market share of 14.6%.

Capital Market Solutions Our business units offer local custody, fiduciary, international custody services and corporate solutions.

Activities Abroad

Information on our activities abroad is presented on next pages.

(*) Source: ANBIMA (Brazilian Financial and Capital Markets Association) Management Ranking – September 2018. Includes Itaú Unibanco and Intrag.

Activities with the Market + Corporation

The Activities with the Market + Corporation column presents the result from capital surplus, excess subordinated debt and the net balance of tax assets and liabilities. It also shows financial margin with the market, costs of Treasury operations, the equity pickup of companies not linked to each segment and our interest in Porto Seguro.

Itaú Unibanco Holding S.A.	40

Management Discussion and Analysis	Brazil and Latin America

Results by Region (Brazil and Latin America)

We present below the income statement segregated between our operations in Brazil, which include units abroad excluding Latin America, and our operations in Latin America excluding Brazil.

Additional information on our activities abroad is available on next pages.

Quarterly Income Statement

	3Q18			2Q18			∆
			Latin			Latin					Latin
			America			America					America
In R$ millions	Consolidated	Brazil [1]	(ex-Brazil)	Consolidated	Brazil [1]	(ex-Brazil)	Consolidated		Brazil [1]		(ex-Brazil)
Operating Revenues	27,899	25,057	2,842	28,021	25,068	2,952	-0.4%		0.0%		-3.7%
Managerial Financial Margin	17,408	15,352	2,056	17,295	15,105	2,190	0.7%		1.6%		-6.1%
Financial Margin with Clients	16,152	14,359	1,792	15,953	14,220	1,733	1.2%		1.0%		3.4%
Financial Margin with the Market	1,257	992	264	1,342	885	457	-6.4%		12.1%		-42.2%
Commissions and Fees	8,632	7,882	750	8,726	8,007	719	-1.1%		-1.6%		4.2%
Result from Insurance [2]	1,858	1,822	36	1,999	1,956	43	-7.0%		-6.8%		-16.5%
Cost of Credit	(3,263)	(2,887)	(376)	(3,601)	(3,068)	(533)	-9.4%		-5.9%		-29.4%
Provision for Loan Losses	(3,904)	(3,390)	(514)	(4,271)	(3,650)	(621)	-8.6%		-7.1%		-17.3%
Impairment	(89)	(89)	-	(1)	(1)	-	-		-		-
Discounts Granted	(285)	(283)	(1)	(273)	(270)	(3)	4.2%		4.8%		-49.7%
Recovery of Loans Written Off as Losses	1,015	875	140	945	853	92	7.4%		2.6%		52.2%
Retained Claims	(320)	(303)	(16)	(335)	(319)	(16)	-4.6%		-4.9%		1.4%
Other Operating Expenses	(14,286)	(12,468)	(1,818)	(13,934)	(12,214)	(1,720)	2.5%		2.1%		5.7%
Non-interest Expenses	(12,646)	(10,857)	(1,789)	(12,261)	(10,538)	(1,724)	3.1%		3.0%		3.8%
Tax Expenses and Other [3]	(1,640)	(1,611)	(29)	(1,673)	(1,676)	3	-2.0%		-3.9%		-929.2%
Income before Tax and Minority Interests	10,031	9,398	632	10,151	9,467	684	-1.2%		-0.7%		-7.5%
Income Tax and Social Contribution	(3,422)	(3,270)	(152)	(3,496)	(3,349)	(147)	-2.1%		-2.4%		3.8%
Minority Interests in Subsidiaries	(155)	(47)	(108)	(273)	(51)	(222)	-43.2%		-7.1%		-51.4%
Recurring Net Income	6,454	6,082	372	6,382	6,067	315	1.1%		0.2%		18.4%
Share	100.0%	94.2%	5.8%	100.0%	95.1%	4.9%	-		-80	bps	80	bps
Recurring Return on Average Allocated Capital	21.3%	22.4%	12.2%	21.6%	22.6%	11.4%	- 30	bps	- 20	bps	120	bps

Year-to-date Income Statement

	9M18			9M17			∆
			Latin			Latin				Latin
			America			America				America
In R$ millions	Consolidated	Brazil [1]	(ex-Brazil)	Consolidated	Brazil [1]	(ex-Brazil)	Consolidated	Brazil [1]		(ex-Brazil)
Operating Revenues	83,345	75,070	8,275	81,453	74,817	6,636	2.3%	0.3%		24.7%
Managerial Financial Margin	51,702	45,680	6,023	51,569	46,915	4,654	0.3%	-2.6%		29.4%
Financial Margin with Clients	47,366	42,372	4,994	46,719	42,790	3,930	1.4%	-1.0%		27.1%
Financial Margin with the Market	4,337	3,308	1,028	4,850	4,125	725	-10.6%	-19.8%		41.9%
Commissions and Fees	25,887	23,747	2,140	24,240	22,359	1,881	6.8%	6.2%		13.8%
Result from Insurance [2]	5,756	5,643	113	5,644	5,544	100	2.0%	1.8%		12.3%
Cost of Credit	(10,651)	(9,237)	(1,414)	(13,745)	(12,291)	(1,454)	-22.5%	-24.8%		-2.7%
Provision for Loan Losses	(12,287)	(10,598)	(1,689)	(14,622)	(13,078)	(1,544)	-16.0%	-19.0%		9.4%
Impairment	(277)	(277)	-	(812)	(812)	-	-65.9%	-65.9%		-
Discounts Granted	(842)	(837)	(6)	(770)	(732)	(38)	9.4%	14.3%		-85.4%
Recovery of Loans Written Off as Losses	2,755	2,475	281	2,459	2,331	128	12.0%	6.2%		118.6%
Retained Claims	(934)	(883)	(51)	(902)	(873)	(29)	3.6%	1.1%		78.9%
Other Operating Expenses	(41,602)	(36,407)	(5,196)	(39,417)	(35,027)	(4,390)	5.5%	3.9%		18.3%
Non-interest Expenses	(36,583)	(31,462)	(5,121)	(34,370)	(30,096)	(4,274)	6.4%	4.5%		19.8%
Tax Expenses and Other [3]	(5,019)	(4,944)	(74)	(5,047)	(4,931)	(116)	-0.6%	0.3%		-35.8%
Income before Tax and Minority Interests	30,158	28,544	1,614	27,389	26,626	763	10.1%	7.2%		111.5%
Income Tax and Social Contribution	(10,379)	(10,024)	(355)	(8,628)	(8,552)	(76)	20.3%	17.2%		369.9%
Minority Interests in Subsidiaries	(524)	(151)	(373)	(163)	(140)	(23)	221.5%	7.6%		1550.8%
Recurring Net Income	19,255	18,369	886	18,599	17,933	665	3.5%	2.4%		33.2%
Share	100.0%	95.4%	4.6%	100.0%	96.4%	3.6%	-	- 100	bps	100	bps
Recurring Return on Average Allocated Capital	21.7%	22.9%	10.4%	21.7%	23.0%	8.9%	-	- 10	bps	150	bps

1 Includes units abroad ex-Latin America.

2 Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

3 Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.

Note: Latin America information is presented in nominal currency.

Itaú Unibanco Holding S.A.	41

Management Discussion & Analysis	Activities Abroad

Global Footprint

Latin America

Latin America is a priority for our international expansion due to geographic and cultural proximity to Brazil. Our purpose is to be recognized as the “Latin American Bank”, becoming a reference in the region for all financial services provided to individuals or companies.

Over the past years, we consolidated our presence in Argentina, Chile, Paraguay and Uruguay. In these countries, we operate in retail, companies, corporate and treasury segments, with commercial banking as our main focus. With the recent merger between Banco Itaú Chile and CorpBanca, which assured our presence in Colombia and Panama, we expanded even more our operations in the region. In Mexico, we are present through an office dedicated to equity research activities.

Itaú CorpBanca

In Chile, Colombia and Panama we operate through Itaú CorpBanca, from which results have been consolidated since the second quarter of 2016.

This operation represents an important step in our strategy to expand our presence in Latin America, diversifying our operations in the region.

+ more information on the next page

Other Countries

Additionally, we have operations in Europe (Portugal, United Kingdom, Spain, France, Germany and Switzerland), in the United States (Miami and New York), in the Caribbean (Cayman Islands and Bahamas), in the Middle East (Dubai), and in Asia (Tokyo), mainly serving institutional clients, investment banking, corporate and private banking.

Itaú BBA International

In 2016, Moody’s assigned to, for the first time, Itau BBA International plc (domiciled in the United Kingdom) an investment grade, long-term deposit and issuer ratings of A3. In assigning the ratings, Moody’s recognized the strength of Itau BBA International plc’s strong macro profile and balance sheet.

Other operations

Our international units offer a variety of financial products through their branches. Fund raising can be conducted by our branches located in the Cayman Islands, Bahamas and New York. These offices also enhance our ability to manage our international liquidity.

Itaú Unibanco Holding S.A.	42

Management Discussion & Analysis	Activities Abroad

We present the results of Latin American countries in constant currency, thus eliminating the effect of exchange rate variation and hedge adjustments, and in managerial concept, which considers Brazilian accounting criteria, in addition to the allocation of Brazil’s cost structure, the impact of Brazilian income tax and social contribution and the allocation of the tax benefit of interest on own capital.

Itaú CorpBanca

The table below shows results obtained by Itaú CorpBanca in Chile, Colombia and Panama. Focused on medium companies, corporate and retail, Itaú CorpBanca offers a wide range of banking products.

In Chile, Itaú CorpBanca is the 4th largest private bank in terms of loans. Branches migration and client segmentation were completed in December, 2017. In Colombia, as from May 2017, we have operated under the “Itaú” brand.

In R$ millions (in constant currency)	3Q18	2Q18	∆
Operating Revenues	1,734	1,886	-8.0%
Managerial Financial Margin	1,370	1,522	-10.0%[1]
Financial Margin with Clients	1,203	1,210	-0.6%
Financial Margin with the Market	167	312	-46.6%
Commissions and Fees	365	364	0.3%
Cost of Credit	(398)	(393)	1.2%[2]
Provision for Loan Losses	(455)	(474)	-4.0%
Discounts Granted	(2)	(1)	60.7%
Recovery of Loans Written Off as Losses	58	82	-28.7%
Other Operating Expenses	(1,141)	(1,144)	-0.2%
Non-Interest Expenses	(1,138)	(1,141)	3.0%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(3)	(3)	3.0%
Income before Tax and Minority Interests	195	349	-44.0%
Income Tax and Social Contribution	(6)	(38)	-84.2%
Minority Interests in Subsidiaries	(109)	(231)	-52.7%[3]
Recurring Net Income	80	81	-0.3%
Return on Average Equity - Annualized	4.6%	4.6%	0	bps
Efficiency Ratio	65.7%	60.6%	510	bps

1. Lower margin with the market, mainly driven by the volatility of foreign exchange rates and by the marking to market of securities in Chile occurred in 2Q18 that did not repeat in this quarter;

2. Higher cost of credit due to credit recovery in the previous quarter, which did not repeat;

3. Minority interests are calculated based on the accounting figures of the operation in BRGAAP.

Banco Itaú Argentina

We offer products and services for corporate, small and middle-market companies and retail segments, focused on large companies that have trade relations with Brazil.

In R$ millions (in constant currency)	3Q18	2Q18	∆
Operating Revenues	340	281	21.2%
Managerial Financial Margin	248	205	20.9%[1]
Financial Margin with Clients	214	176	21.7%
Financial Margin with the Market	34	29	15.9%
Commissions and Fees	92	76	22.0%
Cost of Credit	31	(30)	-	[2]
Provision for Loan Losses	(52)	(30)	71.4%
Discounts Granted	-	-	-
Recovery of Loans Written Off as Losses	83	1	-
Other Operating Expenses	(203)	(171)	19.0%[3]
Non-Interest Expenses	(177)	(149)	19.0%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(26)	(22)	19.1%
Income before Tax and Minority Interests	168	81	108.9%
Income Tax and Social Contribution	(65)	(27)	137.5%
Recurring Net Income	103	53	94.2%
Return on Average Equity - Annualized	28.3%	16.1%	1,220	bps
Efficiency Ratio	56.4%	57.5%	-110	bps

1. Higher margin with clients due to the greater volume and spread in deposits, besides higher capital remuneration;

2. Increase due to higher result with credit recovery of corporate client in this quarter;

3. Higher operating expenses driven by the increase in personnel expenses due to collective agreement and bonus, in addition to an increase in the local inflation rate in the quarter.

Itaú Unibanco Holding S.A.	43

Management Discussion & Analysis	Activities Abroad

Banco Itaú Paraguai

In Paraguay, we offer products and services for small and medium companies, agribusiness and corporate segments, institutional clients and retail clients. The main sources of revenues in Paraguay are retail products, especially credit cards. In the corporate segment, we are a reference in agribusiness.

In R$ millions (in constant currency)	3Q18	2Q18	∆
Operating Revenues	249	264	-5.7%
Managerial Financial Margin	175	193	-9.7%[1]
Financial Margin with Clients	155	160	-3.3%
Financial Margin with the Market	20	33	-40.9%
Commissions and Fees	74	70	5.3%
Cost of Credit	(18)	(8)	114.5%[2]
Provision for Loan Losses	(20)	(18)	7.3%
Discounts Granted	(0)	(2)	-
Recovery of Loans Written Off as Losses	2	12	-85.5%
Other Operating Expenses	(123)	(121)	1.5%
Non-Interest Expenses	(122)	(121)	1.5%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1)	(1)	-
Income before Tax and Minority Interests	108	134	-19.8%
Income Tax and Social Contribution	(40)	(51)	-22.0%
Recurring Net Income	68	83	-18.4%
Return on Average Equity - Annualized	20.4%	25.0%	-460	bps
Efficiency Ratio	49.4%	45.9%	350	bps

1. Decrease driven by lower spread in loan operations;

2. Increase due to credit recoveries that occurred in the previous quarter, which did not repeat this quarter.

Banco Itaú Uruguai

We operate in the corporate, small and middle-market companies and retail segment, targeting medium and high-income clients. Through the OCA credit card company, more focused on the mass market, we complement our strategy of serving a wide range of clients through customized financial solutions.

In R$ millions (in constant currency)	3Q18	2Q18	∆
Operating Revenues	454	436	4.1%[1]
Managerial Financial Margin	247	231	7.3%
Financial Margin with Clients	201	190	5.7%
Financial Margin with the Market	47	41	15.0%
Commissions and Fees	207	206	0.4%
Cost of Credit	10	(12)	-	[2]
Provision for Loan Losses	9	(13)	-169.6%
Recovery of Loans Written Off as Losses	1	1	-
Other Operating Expenses	(284)	(275)	3.5%[3]
Non-Interest Expenses	(283)	(274)	3.5%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1)	(1)	-
Income before Tax and Minority Interests	180	150	20.5%
Income Tax and Social Contribution	(71)	(58)	23.1%
Recurring Net Income	109	92	18.8%
Return on Average Equity - Annualized	28.1%	25.3%	280	bps
Efficiency Ratio	62.5%	62.9%	-40	bps

1. Increase, mainly driven by higher spread in loan operations, in addition to higher funding margin by both volume and spread;

2. Decrease due to early settlement of clients operations;

3. Increase mainly driven by higher costs of cards processing.

Itaú Unibanco Holding S.A.	44

Itaú

Additional Information

Management Discussion & Analysis and Complete Financial Statements

Management Discussion & Analysis	Our Shares

Our Shares

Our capital stock is comprised of common shares (ITUB3) and non-voting shares (ITUB4), both traded on B3 (São Paulo stock exchange). Non-voting shares are also traded as depositary receipts - ADRs - on the NYSE (New York Stock Exchange).

Market Capitalization

R$284 billion │ US$71 billion

Market capitalization is the total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period.

Market Consensus (ITUB4)

Corporate Structure Chart and Free Float Participation

Strengths of our structure

•	Family controlling ownership ensuring a long-term view

•	Professional management team

•	Broad shareholder base (52.74% of our shares in free float)

•	Strong corporate governance

Performance in the Capital Market

	(R$)	(R$)	(US$)
	ITUB4	ITUB3	ITUB
Price and Volume	(PN Shares)	(ON Shares)	(ADR)
Closing Price at 9/28/2018	44.13	37.70	10.98
Maximum price in the quarter	47.30	41.49	12.72
Average price in the quarter	43.49	38.33	11.08
Minimum price in the quarter	39.71	35.34	9.85
Closing Price at 6/29/2018	40.34	35.90	10.38
Closing price at 9/29/2017	43.35	38.40	13.70
Change in the 3Q18	9.4%	5.0%	5.8%
Change in the last 12 months	1.8%	-1.8%	-19.9%

Average daily trading financial volume in 12 months - million	573.0	17.5	144.1
Average Daily Trading Volume in 3Q18 - million	514.8	4.1	155.8

Shareholder Base and Indicators	09/30/18	06/30/18	09/30/17
Number of Shares - million	6,536	6,536	6,582
Common Shares (ON) - million	3,306	3,306	3,352
Non-Voting Shares (PN) - million	3,231	3,231	3,231
Treasury Shares - million	60.1	60.6	78.0
Number of Outstanding Shares - million	6,476	6,476	6,504
Recurring Net Income per Share in the Quarter (R$)	1.00	0.98	0.96
Net Income per Share in the Quarter (R$)	0.96	0.96	0.93
Book Value per Share (R$)	19.31	18.80	19.01
Price/Earnings (P/E) (1)	11.64	10.72	11.92
Price/Book Value (P/B) (2)	2.29	2.15	2.28

(1)	Closing price of non-voting share at the period end/earnings per share. For calculation purposes, the retained earnings of the last 12 months were included;

(2)	Closing price of non-voting share at the period-end/Book value per share at the period end.

Shareholders’ Remuneration

Shares Buyback Program

In the first nine months of 2018, we acquired 13.1 million preferred shares of own issue at the average price of R$38.89 per share. Including buybacks already carried out, our current program allows the acquisition of up to 14,195,517 common shares and up to 36.9 million preferred shares of own issue, and may be carried out up to June 19, 2019.

Itaú Unibanco Holding S.A.	46

Management Discussion & Analysis	Disclosure Criteria

Disclosure Criteria

General

Managerial financial statements relating to prior periods may have been reclassified for comparison purposes.

The tables in this report show the figures in millions or billions. Variations and totals, however, are calculated in units. Therefore, there may be differences due to rounding.

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others).

Managerial Financial Margin

Spread-Sensitive Operations: consists of the results from credit assets, non-credit interest-bearing assets and liabilities.

Financial Margin with the market: consists basically of treasury transactions that include Asset and Liability Management (ALM) and proprietary trading operations.

Coverage and Extended Coverage Ratio

Coverage ratio is calculated by dividing the total allowance balance by the balance of operations more than 90 days overdue. The extended coverage ratio is calculated by dividing the total allowance balance by the balance of operations more than 90 days overdue and renegotiated operations, excluding double counting of renegotiated operations more than 90 days overdue. Total allowance includes the allowance for financial guarantees provided, which totaled R$1,269 million in September 2018 and is recorded in liabilities in accordance with CMN Resolution No. 4,512/16.

Itaú Insurance, Pension Plan and Premium Bonds

The combined ratio is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes divided by earned premiums.

The extended combined ratio is the sum of these same expenses divided by the sum of earned premiums, managerial financial margin and commissions and fees.

VaR (Value at Risk)

The Consolidated VaR of Itaú Unibanco is calculated based on the Historical Simulation methodology, which fully reprices all its positions based on historical series of asset prices. In the third quarter of 2016, we started to calculate VaR of the regulatory portfolio based on internal models approved by the Brazilian Central Bank. Therefore, the breakdown of risk factors was standardized to comply with Circular No. 3,646 of the Brazilian Central Bank.

Business Analysis

Pro Forma Adjustments - Adjustments made to the balance sheet and income statement for the year are based on managerial information from the business units.

The financial statements were adjusted in order to replace the accounting stockholders’ equity with funding at market prices. Subsequently, the financial statements were adjusted to include revenues linked to allocated capital at each segment. The cost of subordinated debt and the respective remuneration at market prices were allocated to segments on a pro rata basis, in accordance with the economic allocated capital.

Impacts related to capital allocation are included in the Pro Forma financial statements. To this end, adjustments were made to the financial statements, using a proprietary model.

Allocated Capital - The economic allocated capital model (EAC) was adopted for the Pro Forma financial statements by segment and, as of 2015, we changed our calculation methodology. In addition to the Tier I allocated capital, the EAC model includes the effects of the calculated expected loan losses, complementary to that required by the Brazilian Central Bank through CMN Circular No. 2,682/99.

Accordingly, the allocated capital includes the following components: credit risk (including expected losses), operational risk, market risk, and insurance underwriting risk.

Based on Tier I capital measure we determined the Return on Allocated Capital, which corresponds to an operational performance ratio consistently adjusted to the required capital needed to support the risks of the financial positions assumed in accordance with our risk appetite.

As of the first quarter of 2016, we have adopted the Basel III rules in our managerial capital allocation model.

Income Tax Rate - We adopt the full income tax rate, net of the tax effect of payment of interest on capital, for the Retail Banking, Wholesale Banking and Activities with the Market + Corporation segments. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated in the column Activities with the Market + Corporation.

Itaú Unibanco Holding S.A.	47

(A free translation of the original in Portuguese)

Report of independent auditors on
supplementary information

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Introduction

In connection with our review of the financial statements of Itaú Unibanco Holding S.A. (Bank) and Itaú Unibanco Holding S.A. and its subsidiary companies (Consolidated) as of September 30, 2018, and for the three month period ended September 30, 2018 on which we issued an unqualified report dated October, 30, 2018, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report.

Scope of the Review

We conducted our review in accordance with the professional standards issued by the Brazilian Federal Accountancy Council. Our review mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented as supplementary information and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report is presented to provide additional analysis only and is not an integral part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at September 30, 2018, taken as a whole, prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

São Paulo, October 29, 2018

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti

Contador CRC 1SP172940/O-6

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Itaú Unibanco Holding S.A.	48

Complete

Financial Statements

September 30, 2018

Management Discussion & Analysis and
Complete Financial Statements

MANAGEMENT REPORT – January to September 2018

The Management Report and the Financial Statements of Itaú Unibanco Holding S.A. (Itaú Unibanco or Company) and its subsidiaries for the period from January to September 2018 follow the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the National Council of Private Insurance (CNSP), the Superintendence of Private Insurance (SUSEP), the National Superintendence of Supplementary Pension (PREVIC), and the recommendations of the International Accounting Standards Board (IASB).

The information presented in this material is available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations > Results Center) and on the websites of CVM and of the Securities and Exchange Commission (SEC).

1	Itaú Unibanco Highlights

1.1) Corporate Governance

Changes in the Executive Committee

As from January 2019 Caio Ibrahim David becomes the Wholesale General Director and Milton Maluhy Filho takes the position of Vice President of Risks and Finance, joining the Executive Committee

In September 2018 we announced some changes in our Executive Committee, as our Wholesale General Director Eduardo Vassimon has reached the limit age for exercising the duties of this position. Mr. Vassimon will be succeeded by Caio Ibrahim David, currently the Executive Vice President of the Risks and Finance Area, CFO and CRO, who is already a member of the Committee. Milton Maluhy Filho, who will end his term of office as CEO of Itaú Corpbanca in January, will take up the position from Mr. David. These changes were approved by the Nomination and Corporate Governance Committee and the Board of Directors.

1.2 Partnerships and Business

Minority interest in XP approved

Itaú Unibanco acquired 49.9% interest in capital, including 30.1% of total common shares

As disclosed in May 2017, Itaú Unibanco entered into an agreement to hold a minority interest in XP Investimentos, a company with a proven business model driven towards client experience. In accordance with this agreement, Itaú Unibanco will exert no influence in the commercial and operational policies of any company belonging to the group, nor will it have preference or exclusivity rights in the sale of its products. Accordingly, the management and running of XP business will remain fully independent, separated and self-ruling.

After approval from the Central Bank of Brazil, the financial settlement of this operation was carried out on August 31, 2018 by means of a capital contribution of R$600 million and the purchase of shares in the amount of R$5.7 billion1.

This agreement also provides for a single additional operation in 2022, subject to future approval from the Central Bank of Brazil. If approved, it will enable us to hold up to 62.4% of XP’s total capital stock (equivalent to 40.0% of common shares) based on a multiple (19 times) applied to XP’s earnings, and it is certain that the control of the XP group will remain unchanged, held by the shareholders of XP Controle Participações S.A.

¹ Amounts were adjusted from May 11, 2017 up to the financial settlement.

Employee Benefits Market - Programa de Alimentação ao Trabalhador (PAT)

This partnership will enable us to increase the offer of products to corporate clients

In September 2018, we entered into a partnership with Edenred Participações S.A., the parent company of Ticket Serviços S.A. in Brazil, to operate in the employee benefits market, which is mainly regulated by the Programa de Alimentação do Trabalhador - PAT. This partnership will enable us to extend the benefits provided by Ticket to clients in the wholesale, middlemarket, very small and small companies segments, the workers of which may take advantage of Ticket’s experience in the management and development of employee benefit solutions, besides having access to one of the broadest benefits acceptance networks.

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Under this agreement, we will make a minority investment of 11% in Ticket, by means of a capital increase to be paid (i) in cash, equivalent to the book value of such equity interest, and (ii) with the contribution of distribution exclusivity rights regarding Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte to Itaú Unibanco’s corporate client base during the term of this partnership. Ticket will continue to distribute its products by means of other trade agreements and remain under Edenred’s control and management.

The completion of this transaction is conditioned on approvals from the Central Bank of Brazil and CADE, the Brazilian antitrust agency. We do not expect this agreement to have any material impact on our 2018 results.

POP Credicard

POS machines for self-employed individuals, micro entrepreneurs and small companies with short payment terms and lower fees

In July 2018, we announced the entry of the Credicard brand into the merchant acquiring segment, with a POS machine family used for payment with cards that will be offered for sale especially to self-employed individuals, micro entrepreneurs and small companies. The first machines launched are POP Credicard, a model with no printing coil, with chip and Wi-Fi capabilities, debit, credit, food and meal functions, and that is accepted by major brands, and Mega POP Credicard, which is similar to a traditional POS machine and features a printing coil to print proofs of payment, in addition to all the benefits above. With this initiative, we place ourselves among the best players of the sector, providing retailers with shorter payment terms and competitive fees.

Our choice of the Credicard brand was driven by its repositioning in the electronic payment means segment to keep up with technology and behavior changes in the world and meet the clients’ needs.

Interest held in Itaú CorpBanca

Under the Shareholders’ Agreement, we have increased our interest in the Chilean bank

In October 2018, we indirectly acquired 10.7 billion shares of Itaú CorpBanca for CLP65.7 billion, equivalent to approximately R$362.9¹ million, as a result of the Corp Group exercising a put option set forth in the shareholders’ agreement of Itaú CorpBanca. Accordingly, our interest in Itaú CorpBanca increased to 38.14%, from 36.06%, with no change in the governance of Itaú CorpBanca.

¹Based on the price of the financial settlement on October 17, 2018

No fees charged for Treasury Direct bonds, Pension funds and Fixed Income products

A novelty for all bank clients

In September 2018, we were able to show in practice what we have come here for: putting the client at the center of everything. Accordingly, we announced that we have straight away zeroed out our custody fees for Treasury Direct bonds offered by Itaú Corretora and for Fixed Income products (bank deposit certificates (CDB) from other managers, bills, debentures, real estate receivables certificates (CRI) and agribusiness receivables certificates (CRA)). Additionally, we also zeroed out the initial and final contribution fees for Private Pension plans¹ for all bank clients.

To access these no-fee products, Itaú Unibanco clients may access their account on the Internet or, if not an account holder, open an account via the Itaú Abreconta app. By following the route “Investimentos > Minha conta na Itaú Corretora”, clients will be able to register at our broker, a step required to trade treasury direct bonds. It is also important to complete the information requested so that clients get to know their investment profile and the options most fitting to meet their expectations.

This initiative provides our clients with more investment options in a scenario of low interest rates.

For further information, please access https://www.itau.com.br/investimentos-previdencia/taxa-zero/

¹ Applicable to PGBL and VGBL products.

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PayPal

A digital payment platform

In August 2018, we announced a partnership in the digital segment between Itaú Unibanco, Rede and PayPal, as an alternative to ensure that our clients have more convenience when shopping online and to increase sales for retailers, providing more agility and security. The purpose is to create exclusive value proposals by combining expertise to speed up digital inclusion, boost the volume of global digital trade and further cooperate to mitigate risks for clients.

PayPal offers an open digital payment platform to its users, with 244 million active accounts, available in over 200 markets throughout the world.

1.3 Investor Relations

Apimec SP

Held on September 12, 2018, presentations given addressed our strategic frontlines and capital management

On September 12, 2018, we held our 23th Apimec meeting in São Paulo, with the record attendance of 667 guests, in addition to 158 participants on the Internet. Members of our Executive Committee and Board of Directors gave presentations on our stockholder-focused initiatives, highlighting the alignment of interests of stockholders and management members, in addition to the transformations experienced by Itaú Unibanco and in the scenario we find ourselves and how we intend to become a customer satisfaction benchmark.

We also addressed the evolution of our six strategic frontlines, which are divided into Transformational: People Management, Digital Transformation, and Customer Satisfaction, and into Continuous Improvement: Internationalization, Risk Management and Profitability, in addition to our capital management and the way our capital ratio would fare under normal and stress scenarios.

This event was transmitted live in Portuguese and English and is available on our Investor Relations website www.itau.com.br/investor-relations.

New Investor Relations Website

Launched at Apimec SP, our new website brings about new digital tools that benefit stockholders

In September 2018, we launched the new Investor Relations website, bringing new ways to communicate with our stockholders through ground-breaking solutions. Additionally, we have become the first IR department in Brazil to have a podcast dedicated to investors and a virtual assistant, allowing real-time interactions with users with the use of Artificial Intelligence, and therefore making website browsing easier.

Please, visit our website at: www.itau.com.br/investor-relations

1.4 Sustainability

Dow Jones Sustainability Index (DJSI)

We are the only Latin-American bank to make up the index since it was created in 1999

We were selected for the 19th consecutive year to make up the Dow Jones Sustainability Index (DJSI), the main sustainability index in the world, in its 2018/2019 edition. In this new edition, we achieved the best rate in the banking sector according to the “Environment Reporting”, “Fiscal Strategy”, “Financial Stability and Systemic Risk”, “Financial Inclusion”, “Corporate Citizenship and Philanthropy”, and “Social Reporting” criteria. Additionally, we were also selected to make up the Dow Jones Sustainability Emerging Markets Index.

Since its creation in January 1999, the DJSI has become an important benchmark for asset management institutions that make investments based on ESG (Environment, Social, and Governance) metrics, which, as a result, include shares of DJSI companies in its portfolio.

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Diversity Week

Commitments and initiatives to promote LGBT+ Rights are an important step to protect people’s rights

In the first week of August, we held the LGBT+ Itaú Unibanco Diversity Week, when topics such as sexual orientation, gender identity, and the significance of diversity in the workplace were addressed. This event was attended by a number of outstanding guests championing the LGBT cause, inside and outside the bank, and was concluded with the signing of the letter of commitment to the Forum on Companies and LGBT Rights. Therefore, we took another major step to reinforce the commitment to respecting and valuing the rights of lesbian, gay, bisexual, transvestite, and transgender persons, by engaging their value chain and raising awareness in society.

1.5) Regulatory Environment

Banking regulation is essential for the soundness and efficiency of the financial system. When amended, it may have direct impact on the bank’s results. We highlight below the main change in this quarter:

General Personal Data Protection Act

In August 2018, Law No. 13,709 was enacted, providing for personal data protection and aimed at protecting the fundamental rights to freedom, privacy and personality. A regulatory framework of paramount importance to society, this law will come into force in February 2020. This topic has always been a priority for Itaú Unibanco, as shown in our Corporate Policy on Information Security and Cyber Security, available on our IR website www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Rules and Policies.

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2	Awards and Recognition

In the third quarter of 2018, we received recognition that contributed to strengthen our reputation. The main awards received in the period are listed below:

Awards and Recognition

7th ZAPfest - Top Of Mind - RMC - Campinas Metropolitan Region (Zap magazine – July 2018)	Itaú Unibanco was elected Top Of Mind - RMC - Campinas Metropolitan Region, in the Bank segment.

Whow! de Inovação (Whow! Innovation) Award (Padrão Group – July 2018)	Itaú Unibanco was chosen the Whow! Company in the Banks segment.

Estadão Empresas Mais (O Estado de S. Paulo newspaper – August 2018)	Itaú Unibanco ranked first in the Banks category.

Valor 1000 (Valor Econômico newspaper – August 2018)	Itaú Unibanco ranked first in the "Finance - 100 largest banks" category. Rede ranked first in "Specialized services". In Capitalization, Itaú Unibanco ranked first in Stockholders' Equity.

Euromoney Real Estate Survey 2018 (Euromoney magazine – August 2018)

Itaú Unibanco was the winner in Latin America – category: Banks – sub-category Overall; it was also the winner in Brazil – Category: Banks – in subcategories: Loan Finance; Equity Finance; Debt Capital Market; Transactions; M&A Advisory; and Overall.

Institutional Investor Awards (Institutional Investor magazine – August 2018)	Itaú Unibanco was recognized for the sixth consecutive year in economy coverage in the Brazil category and ranked first, for the second year, in economy coverage in the Latin America category.

Marca Brasil (Brazil Brand) Award (Trio International Distinction – August 2018)	Itaú Unibanco was the winner in Category: “Accessibility: Banks” – sector: “Rehabilitation of people with disabilities”.

Fast Company’s 2018 Innovation by Design Awards (Fast Company – September 2018)	Itaú Unibanco earned an honorable mention in the “Graphic Design and Data Visualization" category.

2018 Latin America Executive Team (Institutional Investor magazine – September 2018)	Itaú Unibanco was first in this year edition in the banks ranking: the best CEO, the best CFO, the best Investor Relations program; the best ESG/SRI measures and the best Analysts' Day. In the buy-side category in connection with investment and pension funds, Itaú Unibanco was also the winner as the best Investor Relations executive and the Best Investor Relations team.

Melhores Empresas em Satisfação do Cliente (Best companies in customer satisfaction) Award (Mesc Institute – September 2018)	Itaú Unibanco was the winner in the Banks category and in the short-list of nominees in Life Insurance, Premium Bonds and Pension Plans.

Estadão Empresas Mais Award (O Estado de S. Paulo newspaper – September 2018)	Itaú Unibanco ranked first in Quantitative research in the Banks category and was also a Highlight in Fiscal Council in the Corporate Governance area.

Conarec (Padrão Group – September 2018)	Itaucard was the winner in the Cards category, and Rede won in the Acquiring Companies category.

Empresas que Melhor se Comunicam com Jornalistas (Companies that best communicate with journalists) (Negócios da Comunicação magazine – September 2018)	Itaú Unibanco was recognized as one of the companies that best communicate with journalists in the Finance category.

As Melhores da Dinheiro (The best of Dinheiro) Award (IstoÉ Dinheiro magazine – September 2018)	Itaú Unibanco was the champion in the Banks sector in the "The best of Dinheiro" ranking.

World’s Best Digital Bank Awards (Global Finance – September 2018)	Itaú Unibanco was the winner in the Best Digital Mortgage Bank In Latin America category. Itaú Unibanco of Paraguay was appointed for The World’s Best Consumer Digital Banks in Latin America 2018.

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3	Selected Financial Information

We offer a comprehensive range of banking services to a wide variety of market segments, including individuals and companies. We segregate our operations into wholesale and retail and we are structured to meet all our clients’ needs, either credit, investment, insurance or financial services in general. We present below a summary of our financial information:

	Sept/30/2018	Sept/30/2017
Profitability
Net Income (R$ billion)	18.8	18.1
Recurring Net Income (R$ billion)	19.3	18.6
Recurring Return on Average Equity - Annualized	21.7%	21.7%
Gross Income Related to Financial Operations (R$ billion)	33.8	39.4
Assets
Total Assets (R$ billion)	1,613.2	1,466.0
Total Credit Portfolio, including Financial Guarantees Provided (R$ billion)	600.1	539.1
Loan Portfolio/Funding(1)	76.1%	73.9%
Stockholders' Equity (R$ billion)	125.0	123.6
Funding
Demand, Savings, and Time Deposits (R$ billion)	451.4	357.8
Debentures (Linked to Repurchase Agreemens and Third Parties' Operations) (R$ billion)	29.5	73.6
Funds from Bills and Structured Operations Certificates (R$ billion)	74.4	67.8
Free, Raised and Managed Assets (R$ billion)	2,486.1	2,211.4
Capital and Liquidity
Solvency Ratio - Prudential Conglomerate (BIS Ratio)	16.9%	19.5%
Fixed Asset Ratio	26.1%	23.5%
Total High-Quality Liquid Assets(2)(3) (R$ billion)	179.5	190.9
Liquidity Coverage Ratio (LCR)(3)	170.9%	200.7%
Customer Service Network
Total Number of Employees (individuals)	100,756	96,326
Brazil	87,070	82,401
Abroad	13,686	13,925
Branches and Client Service Branches (CSBs) – units	4,917	4,919
Digital Branches	173	156
Branches - Brazil(4)	3,531	3,523
CSBs - Brazil	700	718
Branches + CSBs - Latin America	513	522
Automated Teller Machines (ATMs) – units(5)	47,887	46,700

(1) The loan portfolio does not include financial guarantees provided.

(2) Correspond to weighted inventories of assets that remain liquid in the market even in periods of stress, which can easily be converted into cash and are classified as low risk. Used for LCR calculation.

(3) We monitor the Liquidity Coverage Ratio (LCR), as it refers to free and highly liquid assets and net cash outflows over a 30-day period and is calculated based on the methodology defined by Circular No. 3,749, of the Central Bank of Brazil, in line with international guidelines. BACEN minimum requirement is 90% for 2018.

(4) Includes IBBA representative offices abroad.

(5) Includes CSBs (Client Service Branches), points of services in third parties’ establishments and Banco24horas ATMs.

From January to September 2018, net income was R$18.8 billion, up 3.5% from the same period of the previous year. Gross income related to financial operations was adversely impacted by the tax effect of our foreign investments hedge, which was offset in the tax lines of our statement of income. This income was also negatively impacted by the cycle of reductions in the Selic rate started in October 2016, which was offset by lower provisions for loan losses.

Our personnel, administrative and operating expenses increased 9.4% between the first nine months of 2017 and 2018, mainly driven by an increase in compensation and benefits and in credit card selling expenses. Our risk-adjusted efficiency ratio was 61.0%, down 270 basis points from the same period of 2017.

Itaú Unibanco is present in 19 countries with a team totaling 100.8 thousand employees on September 30, 2018, whose work is customer-satisfaction oriented accordingly. Employees’ fixed compensation plus charges and benefits totaled R$12.6 billion in the first nine months of 2018.

In this nine-month period, we highlight the 7.7% increase in commissions and fees from the same period of 2017, mainly those related to fund management, service packages, and credit cards.

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Loan portfolio reached R$600.1 billion at the end of September 2018, up 11.3% from the same period in 2017. From January to September of 2018, we recorded an increase in the portfolios for individuals and very small, small and middle-market companies.

We highlight below our loan portfolio with financial guarantees provided at the end of September 2018:

The strategic credit risk management supports the quality of our loan portfolio, and nonperforming loans over 90 days overdue closed the third quarter of 2018 at 2.9%, down 30 basis points from the same period of the previous year.

3.1) Capital Management

Aimed at ensuring soundness and capital availability to support our business growth, regulatory capital levels were kept above those required by the Central Bank of Brazil, as evidenced by the Common Equity Tier I, Tier I, and BIS ratios, which reached, in the third quarter of 2018, 13.9%, 14.9% and 16.9%, respectively. These indicators provide evidence of our capacity of absorbing unexpected losses.

Furthermore, we intend to maintain the minimum level, established by the Board of Directors, of 13.5% for Tier 1¹ Capital fully loaded, which must be composed of at least 12% Common Equity Tier I. The percentage of dividends and interest on capital to be distributed to stockholders is directly related to the full Tier 1 Capital fully loaded established by the Board of Directors. This amount is determined based on profitability in the year, the prospective use of capital based on the expected business growth, share buyback programs, mergers and acquisitions and regulatory changes that may modify capital requirements, and changes in tax legislation. Therefore, the percentage to be distributed may change every year based on the company’s profitability and capital demands, and always takes into account the minimum distribution set forth in the Bylaws.

¹ Considers the Basel III requirements, and the ratio of September 2018 was 14.8%.

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For further information on capital management, see to the “Risk and Capital Management Report – Pillar 3” report on our website www.itau.com.br/investor-relations > Reports > Pillar 3 and Global Systemically Important Banks.

4	Capital Markets

Itaú Unibanco is the largest private bank in Latin America, with market value of R$284.3 billion. We are ranked by Bloomberg among the 20 largest financial institutions in the world. We are deemed Brazil’s most valued brand by publications such as Interbrand, among other relevant recognition.

		R$	%
Shares	September 30, 2018	September 30, 2017	Change
Recurring net income per share(1)	2.97	2.86	4.0
Net income per share(1)	2.90	2.79	3.9
Book value per share(1)	19.31	19.01	1.6
Number of outstanding shares (in millions)	6,476.0	6,504.4	(0.4)
Price of preferred share (ITUB4)(2)	43.90	43.35	1.3
Price of common share (ITUB3)(2)	37.93	38.33	(1.0)
Price of preferred share (PN)(2)/Recurring net income per share	11.08	11.38	(2.6)
Price of preferred share (PN)(2)/Book value per share	2.27	2.28	(0.3)
Average Daily Trading Volume (in millions)	1,180.7	878.9	34.3
B3 Volume (in millions)	621.3	426.3	45.7
NYSE Volume (in millions)	559.4	452.5	23.6
Market value (in billions)(3)(4)	284.3	282.0	0.8

(1) Calculated based on the weighted average of the number of shares.

(2) Based on the average quotation on the last day of the period.

(3) Calculated based on the average quotation of preferred shares on the last day of the period (quotation of average preferred multiplied by the number of outstanding shares at the end of the period).

(4) Taking into account the closing price of common and preferred shares multiplied by total outstanding shares of each type of shares, the market value reached R$264.5 billion on September 30, 2018 and R$ 265.4 billion on September 30, 2017, resulting in a variation of -0.2%.

5	Regulation

5.1) INDEPENDENT AUDITORS –CVM Instruction No. 381

Procedures adopted by the Company

The policy adopted by us, including our subsidiaries and parent company, to contract non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of its client.

In the period from January to September 2018, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the non-audit services provided and related dates:

•	January 11 and August 3- review of compliance with transfer pricing policies;
•	February 1 and April 3 - review of tax-accounting bookkeeping; and
•	February 15, May 23 and July 16-acquisition of technical materials.

Independent Auditors’ justification – PricewaterhouseCoopers

The provision of the non-audit services described above does not affect the independence or the objectivity of the external audit of Itaú Unibanco, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were observed in the provision of the referred services, including the approval from Itaú Unibanco’s Audit Committee.

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5.2) BACEN –Circular No. 3,068/01

We hereby represent to have the financial capacity and the intention to hold to maturity securities classified in the “held-to-maturity securities” category in the balance sheet, in the amount of R$42.3 billion, corresponding to 9.9% of total securities and derivative financial instruments held in September 2018.

5.3) International Financial Reporting Standards (IFRS)

We disclosed the complete financial statements in accordance with the International Financial Reporting Standards (IFRS) at the same date of this publication, pursuant to CVM/SEP Circular Letter No. 01/13. The complete financial statements are available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations > Results Center).

6	Information and Acknowledgments

We thank our employees for their dedication and skills, which have been essential to reaching consistent and differentiated results, and our stockholders and clients for their trust (Approved at the Board of Directors' Meeting of October 29, 2018).

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ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS

Co-Chairmen

Pedro Moreira Salles

Roberto Egydio Setubal

Members

Alfredo Egydio Setubal

Amos Genish

Ana Lúcia de Mattos Barretto Villela (1)

Fábio Colletti Barbosa

Gustavo Jorge Laboissière Loyola

João Moreira Salles

José Galló

Marco Ambrogio Crespi Bonomi

Pedro Luiz Bodin de Moraes

Ricardo Villela Marino

AUDIT COMMITTEE

Chairman

Gustavo Jorge Laboissière Loyola

Members

Antonio Carlos Barbosa de Oliveira

Antonio Francisco de Lima Neto

Diego Fresco Gutierrez

Maria Helena dos Santos Fernandes de Santana

Rogério Paulo Calderón Peres

FISCAL COUNCIL

Chairman

José Caruso Cruz Henriques

Members

Alkimar Ribeiro Moura

Carlos Roberto de Albuquerque Sá

Accountant

Arnaldo Alves dos Santos

CRC - 1SP - 210.058/O-3

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer

Candido Botelho Bracher

Director-Generals

Eduardo Mazzilli de Vassimon

Márcio de Andrade Schettini

Executive Vice-Presidents

André Sapoznik

Caio Ibrahim David

Claudia Politanski

Executive Officers

Alexsandro Broedel Lopes (*)

Fernando Barçante Tostes Malta

Leila Cristiane Barboza Braga de Melo

Paulo Sergio Miron

Officers

Álvaro Felipe Rizzi Rodrigues

Andre Balestrin Cestare

Emerson Macedo Bortoloto

Gilberto Frussa

José Virgilio Vita Neto

Renato Barbosa do Nascimento

Rodrigo Luis Rosa Couto

Sergio Mychkis Goldstein

Tatiana Grecco

Tom Gouvêa Gerth

(*) Group Executive Finance Director and Head of Investor Relations

(1) Elected at the ESM of 04/25/2018, approved by the BACEN of 10/16/2018.

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ITAÚ UNIBANCO S.A.

Director-Generals

Eduardo Mazzilli de Vassimon

Márcio de Andrade Schettini

Executive Vice-Presidents

Alberto Fernandes

André Sapoznik

Caio Ibrahim David

Claudia Politanski

Executive Officers

Alexsandro Broedel Lopes

André Luís Teixeira Rodrigues

Carlos Eduardo Monico

Christian George Egan

Fernando Barçante Tostes Malta

Fernando Marsella Chacon Ruiz

Flávio Augusto Aguiar de Souza

João Marcos Pequeno de Biase

Leila Cristiane Barboza Braga de Melo

Luís Eduardo Gross Siqueira Cunha

Luiz Eduardo Loureiro Veloso

Marcelo Kopel

Marcos Antônio Vaz de Magalhães

Ricardo Ribeiro Mandacaru Guerra

Sergio Guillinet Fajerman

Wagner Bettini Sanches

Officers

Adriana Maria dos Santos

Adriano Cabral Volpini

Adriano Maciel Pedroti

Alessandro Anastasi

Álvaro Felipe Rizzi Rodrigues

Ana Lúcia Gomes De Sá Drumond Pardo

Andre Balestrin Cestare

André Carvalho Whyte Gailey

André Henrique Caldeira Daré

Andrea Carpes Blanco

Andréa Matteucci Pinotti

Atilio Luiz Magila Albiero Junior

Badi Maani Shaikhzadeh

Bruno Machado Ferreira

Carlos Augusto Salamonde (*)

Carlos Eduardo Mori Peyser

Carlos Henrique Donegá Aidar

Carlos Rodrigo Formigari

Carlos Orestes Vanzo

Cesar Ming Pereira da Silva

Cesar Padovan

Cícero Marcus de Araújo

Cintia Carbonieri Fleury de Camargo

Claudio César Sanches

Cláudio José Coutinho Arromatte

Cristiane Magalhães Teixeira Portella

Cristiano Guimarães Duarte

Cristiano Rogério Cagne

Eduardo Cardoso Armonia

Eduardo Corsetti

Eduardo Esteban Mato Amorin

Eduardo Estefan Ventura (*)

Eduardo Hiroyuki Miyaki

Eduardo Queiroz Tracanella

Emerson Savi Junqueira

Emilio Pedro Borsari Filho

Eric André Altafim

Estevão Carcioffi Lazanha

Fabiana Pascon Bastos

Fabiano Meira Dourado Nunes

Felipe de Souza Wey

Felipe Weil Wilberg

Fernando Della Torre Chagas

Officers (continued)

Fernando Julião de Souza Amaral

Fernando Mattar Beyruti

Flávio Delfino Júnior

Flavio Ribeiro Iglesias

Francisco Vieira Cordeiro Neto

Gabriel Guedes Pinto Teixeira

Gabriela Rodrigues Ferreira

Gilberto Frussa

Gustavo Trovisco Lopes

João Antonio Dantas Bezerra Leite

Jorge Luiz Viegas Ramalho

José de Castro Araújo Rudge Filho

José Virgilio Vita Neto

Laila Regina de Oliveira Pena de Antonio

Leon Gottlieb

Lineu Carlos Ferraz de Andrade

Livia Martines Chanes

Luís Fernando Staub

Luís Tadeu Mantovani Sassi

Luiz Felipe Monteiro Arcuri Trevisan

Luiz Fernando Butori Reis Santos

Luiz Severiano Ribeiro

Manoela Varanda

Marcello Siniscalchi

Marcio Luis Domingues da Silva

Marco Antonio Sudano

Mário Lúcio Gurgel Pires

Mario Magalhães Carvalho Mesquita

Matias Granata

Milena de Castilho Lefon Martins

Pedro Barros Barreto Fernandes

Renato Cesar Mansur

Ricardo Nuno Delgado Gonçalves

Ricardo Urquijo Lazcano

Rodnei Bernardino de Souza

Rodrigo Jorge Dantas de Oliveira

Rodrigo Luís Rosa Couto

Rodrigo Rodrigues Baia

Rogerio Narle Elmais

Rogerio Vasconcelos Costa

Sergio Mychkis Goldstein

Tatiana Grecco

Thales Ferreira Silva

Thiago Luiz Charnet Ellero

Valéria Aparecida Marretto

Vanessa Lopes Reisner

(*) Elected at the ESM of 10/01/2018, awaiting approval from BACEN.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	60

BANCO ITAÚ BBA S.A.

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer

Eduardo Mazzilli de Vassimon

Executive Vice-President

Alberto Fernandes

Executive Officers

André Luís Teixeira Rodrigues

Christian George Egan

Luís Eduardo Gross Siqueira Cunha

Officers

Adriano Cabral Volpini

Badi Maani Shaikhzadeh

Carlos Eduardo Mori Peyser

Carlos Henrique Donegá Aidar

Cristiano Guimarães Duarte

Cristiano Rogério Cagne

Eduardo Hiroyuki Miyaki

Eric André Altafim

Felipe Weil Wilberg

Flávio Delfino Júnior

Gabriel Guedes Pinto Teixeira

Gilberto Frussa

Matias Granata

Ricardo Nuno Delgado Gonçalves

Roderick Sinclair Greenlees

Rodrigo Luís Rosa Couto

Sergio Mychkis Goldstein

Vanessa Lopes Reisner

ITAÚ SEGUROS S.A.

Chief Executive Officer

Luiz Eduardo Loureiro Veloso

Officers

Adriano Cabral Volpini

Badi Maani Shaikhzadeh

Carlos Henrique Donegá Aidar

Eduardo Hiroyuki Miyaki

Luiz Fernando Butori Reis Santos

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	61

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Assets	Note	09/30/2018	09/30/2017
Current assets		1,150,049,449	1,061,841,141
Cash and cash equivalents		29,467,216	19,089,191
Interbank investments	4b and 5	320,005,736	286,930,923
Money market		289,178,229	255,961,956
Money market – Assets Guaranteeing Technical Provisions – SUSEP	10b	2,940,980	3,414,121
Interbank deposits		27,886,527	27,554,846
Securities and derivative financial instruments	4c, 4d and 6	299,388,794	301,459,799
Own portfolio		82,441,835	94,955,654
Subject to repurchase commitments		6,349,261	13,583,555
Pledged in guarantee		3,274,657	6,754,967
Securities under resale agreements with free movement		2,123,590	4,627,124
Deposited with the Central Bank of Brazil		2,927,414	3,971,674
Derivative financial instruments		16,933,637	10,503,623
Assets guaranteeing technical provisions - PGBL / VGBL fund quotas	10b	181,627,600	163,347,726
Assets guaranteeing technical provisions – other securities	10b	3,710,800	3,715,476
Interbank accounts		125,700,556	126,510,058
Pending settlement		39,343,721	30,973,933
Central Bank of Brazil deposits		85,956,574	94,820,219
National Housing System (SFH)		7,269	9,775
Correspondents		34,057	103,165
Interbank onlending		358,935	602,966
Interbranch accounts		245,925	289,652
Loan, lease and other credit operations	7	259,492,594	225,171,100
Operations with credit granting characteristics	4e	275,668,959	240,648,181
(Allowance for loan losses)	4f	(16,176,365)	(15,477,081)
Other receivables		113,565,546	100,403,786
Foreign exchange portfolio	8	59,098,387	48,848,267
Income receivable		2,922,637	2,755,856
Receivables from insurance and reinsurance operations	4m I and 10b	1,067,975	886,614
Negotiation and intermediation of securities		11,917,155	7,004,044
Deferred tax assets	13b I	23,053,749	27,855,272
Escrow deposits for contingent liabilities and legal liabilities	11b and 11d	1,606,105	1,438,017
Sundry	12a	13,899,538	11,615,716
Other assets	4g	2,183,082	1,986,632
Assets held for sale		1,454,415	1,115,333
(Valuation allowance)		(666,519)	(476,768)
Unearned reinsurance premiums	4m I	10,247	3,777
Prepaid expenses	4g and 12b	1,384,939	1,344,290
Long term receivables		428,077,957	377,681,399
Interbank investments	4b and 5	959,469	770,357
Money market		202,087	91,705
Interbank deposits		757,382	678,652
Securities and derivative financial instruments	4c, 4d and 6	128,871,110	111,346,231
Own portfolio		50,540,606	55,857,378
Subject to repurchase commitments		18,973,955	15,952,469
Pledged in guarantee		5,168,150	8,205,080
Securities under resale agreements with free movement		33,254,978	14,865,373
Deposited with the Central Bank of Brazil		567,104	-
Derivative financial instruments		11,707,932	9,158,992
Assets guaranteeing technical provisions – other securities	10b	8,658,385	7,306,939
Interbank accounts		40,687	4,721
Pending settlement		36,456	-
National Housing System (SFH)		4,231	4,721
Loan, lease and other credit operations	7	236,800,002	207,957,598
Operations with credit granting characteristics	4e	254,850,950	227,182,767
(Allowance for loan losses)	4f	(18,050,948)	(19,225,169)
Other receivables		60,931,599	56,907,514
Foreign exchange portfolio	8	18,533,220	13,940,913
Receivables from insurance and reinsurance operations	4m I and 10b	214,850	363,536
Deferred tax assets	13b I	21,928,911	24,454,517
Escrow deposits for contingent liabilities and legal liabilities	11b and 11d	12,008,912	12,002,857
Sundry	12a	8,245,706	6,145,691
Other assets - Prepaid Expenses	4g and 12b	475,090	694,978
Unearned reinsurance premiums	4m I	-	9,735
Prepaid expenses	4g and 12b	475,090	685,243
Permanent assets		35,034,249	26,477,248
Investments	4h and 14a	12,652,755	5,113,262
Investments in associates and jointly controlled entities		12,332,627	4,792,267
Other investments		528,945	529,821
(Allowance for losses)		(208,817)	(208,826)
Real estate in use	4i and 14b l	6,300,547	6,370,028
Real estate in use		4,299,563	4,303,867
Other fixed assets		13,908,257	12,682,511
(Accumulated depreciation)		(11,907,273)	(10,616,350)
Goodwill	4j and 14b ll	1,283,447	1,248,642
Intangible assets	4k and 14b lll	14,797,500	13,745,316
Acquisition of rights to credit payroll		1,186,379	1,006,923
Other intangible assets		23,007,922	19,028,586
(Accumulated amortization)		(9,396,801)	(6,290,193)
Total assets		1,613,161,655	1,465,999,788

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	62

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Liabilities	Note	09/30/2018	09/30/2017
Current liabilities		863,270,527	778,663,170
Deposits	4b and 9b	301,132,861	249,153,856
Demand deposits		74,816,713	58,609,115
Savings deposits		132,373,654	112,249,257
Interbank deposits		3,034,060	1,772,574
Time deposits		90,905,746	76,520,378
Other deposits		2,688	2,532
Deposits received under securities repurchase agreements	4b and 9c	252,640,301	253,918,844
Own portfolio		46,118,273	64,853,295
Third-party portfolio		189,685,299	169,533,676
Free portfolio		16,836,729	19,531,873
Funds from acceptances and issuance of securities	4b and 9d	39,951,699	52,160,410
Real estate, mortgage, credit and similar notes		31,134,623	36,932,012
Foreign borrowing through securities		6,847,008	13,315,846
Structured operations certificates		1,970,068	1,912,552
Interbank accounts		43,345,384	32,594,309
Pending settlement		41,274,192	30,726,796
Correspondents		2,071,192	1,867,513
Interbranch accounts		5,783,226	5,044,131
Third-party funds in transit		5,770,292	5,029,129
Internal transfer of funds		12,934	15,002
Borrowing and onlending	4b and 9e	46,360,218	40,655,955
Borrowing		38,535,265	31,769,944
Onlending		7,824,953	8,886,011
Derivative financial instruments	4d and 6f	17,926,079	8,269,821
Technical provision for insurance, pension plan and capitalization	4m II and 10a	7,212,694	3,310,228
Other liabilities		148,918,065	133,555,616
Collection and payment of taxes and contributions		5,786,200	5,192,325
Foreign exchange portfolio	8	59,016,603	49,322,674
Social and statutory	15b II	2,816,256	3,244,654
Tax and social security contributions	4n, 4o and 13c	7,097,795	7,017,686
Negotiation and intermediation of securities		9,188,723	7,309,807
Subordinated debt	9f	3,284,900	11,220,255
Provisions for contingent liabilities	11b	4,772,242	4,815,251
Sundry	12c	56,955,346	45,432,964
Long term liabilities		608,592,289	550,115,979
Deposits	4b and 9b	153,418,710	110,750,432
Interbank deposits		77,397	358,373
Time deposits		153,341,313	110,392,059
Deposits received under securities repurchase agreements	4b and 9c	61,934,973	83,032,539
Own portfolio		7,576,452	37,593,406
Free portfolio		54,358,521	45,439,133
Funds from acceptances and issuance of securities	4b and 9d	78,732,677	54,477,840
Real estate, mortgage, credit and similar notes		40,122,055	26,454,176
Foreign borrowing through securities		37,479,783	25,495,748
Structured Operations Certificates		1,130,839	2,527,916
Borrowing and onlending	4b and 9e	20,897,488	25,662,333
Borrowing		9,704,961	8,973,092
Onlending		11,192,527	16,689,241
Derivative financial instruments	4d and 6f	13,901,091	13,292,583
Technical provision for insurance, pension plan and capitalization	4m II and 10a	189,535,201	174,211,559
Other liabilities		90,172,149	88,688,693
Foreign exchange portfolio	8	18,604,127	14,030,387
Tax and social security contributions	4n, 4o and 13c	8,165,558	19,587,220
Subordinated debt	9f	42,450,500	37,185,720
Provisions for contingent liabilities	11b	9,610,340	11,888,570
Debt instruments eligible as capital	9f	7,985,434	-
Sundry	12c	3,356,190	5,996,796
Deferred income	4q	2,602,643	2,081,538
Capital		97,148,000	97,148,000
Capital reserves		1,732,340	1,515,192
Revenue reserves		31,741,787	29,953,140
Asset valuation adjustment	4c, 4d and 15e	(3,623,962)	(2,576,589)
(Treasury shares)		(1,962,762)	(2,409,008)
Total stockholders' equity of controlling shareholders	15	125,035,403	123,630,735
Non-controlling interests		13,660,793	11,508,366
Total stockholders' equity	15f	138,696,196	135,139,101
Total liabilities and stockholders' equity		1,613,161,655	1,465,999,788

The accompanying notes are an integral part of these financial statements

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	63

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income (Note 2a)

(In thousands of Reais)

		01/01 to	01/01 to
	Note	09/30/2018	09/30/2017
Income related to financial operations		106,837,515	114,534,093
Loan, lease and other credit operations		57,096,302	55,564,909
Securities and derivative financial instruments		36,021,640	39,237,917
Financial income related to insurance, pension plan and capitalization operations	10c	7,499,333	13,042,506
Foreign exchange operations		2,483,903	1,049,133
Compulsory deposits		3,736,337	5,639,628
Expenses related to financial operations		(64,883,700)	(63,359,276)
Money market		(49,019,654)	(48,855,114)
Financial expenses on technical provisions for insurance, pension plan and capitalization	10c	(7,102,978)	(12,538,595)
Borrowing and onlending	9e	(8,761,068)	(1,965,567)
Income related to financial operations before loan and losses		41,953,815	51,174,817
Result of allowance for loan losses	7	(8,126,393)	(11,798,146)
Expenses for allowance for loan losses		(11,249,910)	(14,544,307)
Income related to recovery of credits written off as loss		3,123,517	2,746,161
Gross income related to financial operations		33,827,422	39,376,671
Other operating revenues (expenses)		(12,458,015)	(12,111,386)
Banking service fees	12d	19,019,437	17,574,513
Income related to bank charges	12e	9,340,692	8,764,682
Result from insurance, pension plan and capitalization operations	10c	2,705,639	2,579,818
Personnel expenses	12f	(17,552,244)	(16,301,947)
Other administrative expenses	12g	(14,583,676)	(13,532,061)
Tax expenses	4p and 13a II	(4,639,179)	(5,449,497)
Equity in earnings of affiliates, jointly controlled entities and other investments		463,458	428,867
Other operating revenues	12h	912,862	797,200
Other operating expenses	12i	(8,125,004)	(6,972,961)
Operating income		21,369,407	27,265,285
Non-operating income		7,480	(53,272)
Income before taxes on income and profit sharing		21,376,887	27,212,013
Income tax and social contribution	4p and 13a I	(2,241,207)	(8,907,914)
Due on operations for the period		(6,415,233)	(4,959,202)
Related to temporary differences		4,174,026	(3,948,712)
Profit sharing – Management Members - Statutory		(180,749)	(154,203)
Non-controlling interests	15f	(183,364)	(6,710)
Net income		18,771,567	18,143,186
Weighted average of the number of outstanding shares	15a	6,478,683,973	6,507,134,021
Net income per share – R$		2.90	2.79
Book value per share - R$ (outstanding at 09/30)		19.31	19.01

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	64

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In thousands of Reais)

		01/01 to	01/01 to
	Note	09/30/2018	09/30/2017
Adjusted net income		42,776,211	54,752,108
Net income		18,771,567	18,143,186
Adjustments to net income:		24,004,644	36,608,922
Share-based payment		(378,881)	(90,965)
Adjustment to market value of securities and derivative financial instruments (assets / liabilities)		(8,558)	3,158,755
Effects of changes in exchange rates on cash and cash equivalents		(2,417,923)	752,908
Allowance for loan losses	7c	11,249,910	14,544,307
Interest and foreign exchange expenses related to operations with subordinated debt		9,766,103	2,332,092
Change in technical provisions for pension plan and capitalization	10c	14,390,097	12,538,595
Depreciation and amortization		3,221,274	2,798,910
Interest expenses related to provision for contingent and legal liabilities	11b	737,590	1,050,457
Provision for contingent and legal liabilities	11b	1,768,498	2,983,692
Interest income related to escrow deposits	11b	(138,273)	(261,388)
Deferred taxes (excluding hedge tax effects)		4,715,831	3,433,071
Equity in earnings of affiliates, jointly controlled entities and other investments		(463,458)	(428,867)
Interest and foreign exchange income related to available-for-sale securities		(13,456,140)	(5,430,007)
Interest and foreign exchange income related to held-to-maturity securities		(4,411,241)	(785,136)
(Gain) loss on sale of available-for-sale financial assets		(109,709)	(258,152)
(Gain) loss on sale of investments		(87,021)	(198,133)
(Gain) loss on sale of Assets held for sale		216,925	354,515
(Gain) loss on sale of fixed assets		(14,435)	(25,357)
Non-controlling interests	15f	183,364	6,710
Other		(759,309)	132,915
Change in assets and liabilities		3,304,749	(54,231,021)
(Increase) decrease in assets		(41,193,250)	(69,323,322)
Interbank investments		(27,935,456)	(22,056,414)
Securities and derivative financial instruments (assets / liabilities)		20,196,726	(37,247,713)
Compulsory deposits with the Central Bank of Brazil		12,880,367	(9,119,757)
Interbank and interbranch accounts (assets / liabilities)		3,927,300	1,159,514
Loan, lease and other credit operations		(49,646,941)	5,594,682
Other receivables and other assets		1,091,197	(4,301,650)
Foreign exchange portfolio and negotiation and intermediation of securities (assets / liabilities)		(1,706,443)	(3,351,984)
(Decrease) increase in liabilities		44,497,999	15,092,301
Deposits		51,613,664	30,490,294
Deposits received under securities repurchase agreements		(9,334,732)	(29,086,454)
Funds for issuance of securities		11,103,352	12,927,408
Borrowing and onlending		3,816,666	(9,295,643)
Technical provision for insurance, pension plan and capitalization		(1,438,840)	8,400,663
Collection and payment of taxes and contributions		5,480,481	4,914,767
Other liabilities		(13,479,514)	339,744
Deferred income		169,173	35,595
Payment of income tax and social contribution		(3,432,251)	(3,634,073)
Net cash provided by (used in) operating activities		46,080,960	521,087
Dividends / Interest on capital received from associates and jointly controlled entities		395,254	341,448
Funds received from sale of available-for-sale securities		15,381,350	12,275,857
Funds received from redemption of held-to-maturity securities		14,300,731	2,942,649
(Purchase)/Disposal of Assets held for sale		66,070	(123,497)
Disposal of investments		93,497	403,717
Sale of fixed assets		116,431	57,061
Termination of intangible asset agreements	14b III	1,734	24,690
(Purchase) of available-for-sale securities		(8,409,289)	(11,328,326)
(Purchase) of held-to-maturity securities		(2,463,399)	(259,857)
(Purchase) of investments		(7,095,295)	(431,951)
Disposal (Purchase) of fixed assets	14b I	(935,215)	(570,629)
Disposal (Purchase) of intangible assets	14b III	(1,001,719)	(877,245)
Net cash provided by (used in) investment activities		10,450,150	2,453,917
Increase in subordinated debt		3,002,925	-
Decrease in subordinated debt		(11,744,069)	(11,346,192)
Change in non-controlling interests		1,559,422	42,498
Granting of stock options		1,133,502	866,971
Purchase of treasury shares	15a	(510,308)	(1,376,812)
Dividends and interest on capital paid to non-controlling interests		(95,727)	(165,794)
Dividends and interest on capital paid		(19,801,309)	(10,089,058)
Net cash provided by (used in) financing activities		(26,455,564)	(22,068,387)

Net increase (decrease) in cash and cash equivalents		30,075,546	(19,093,383)

Cash and cash equivalents at the beginning of the period		71,235,353	96,048,488
Effects of changes in exchange rates on cash and cash equivalents		2,417,923	(752,908)
Cash and cash equivalents at the end of the period	4a	103,728,822	76,202,197

Cash and cash equivalents		29,467,216	19,089,191
Interbank deposits		20,905,509	20,126,593
Securities purchased under agreements to resell - Funded position		53,356,097	36,986,413

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	65

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In thousands of Reais)

		01/01 to		01/01 to
	Note	09/30/2018		09/30/2017
Income		130,697,232		132,398,888
Financial operations		106,837,515		114,534,093
Banking services		28,360,129		26,339,195
Result from insurance, pension plan and capitalization operations		2,705,639		2,579,818
Result from loan losses	7	(8,126,393)		(11,798,146)
Other		920,342		743,928
Expenses		(73,008,704)		(70,332,237)
Financial operations		(64,883,700)		(63,359,276)
Other		(8,125,004)		(6,972,961)
Inputs purchased from third parties		(11,402,376)		(10,758,376)
Materials, energy and others	12g	(238,898)		(250,946)
Third-party services	12g	(3,234,198)		(3,069,347)
Other		(7,929,280)		(7,438,083)
Data processing and telecommunications	12g	(3,123,265)		(3,038,702)
Advertising, promotions and publication	12g	(1,052,637)		(774,566)
Installations		(1,249,731)		(1,208,948)
Transportation	12g	(256,211)		(254,000)
Security	12g	(565,304)		(542,060)
Travel expenses	12g	(164,627)		(153,221)
Other		(1,517,505)		(1,466,586)
Gross added value		46,286,152		51,308,275
Depreciation and amortization	12g	(1,991,485)		(1,662,076)
Net added value produced by the company		44,294,667		49,646,199
Added value received through transfer - Equity income		463,458		428,867
Total added value to be distributed		44,758,125		50,075,066
Distribution of added value		44,758,125		50,075,066
Personnel		15,811,689	35.3%	14,731,489	29.4%
Compensation		12,153,284	27.2%	11,442,097	22.8%
Benefits		2,974,170	6.6%	2,667,110	5.3%
FGTS – government severance pay fund		684,235	1.5%	622,282	1.2%
Taxes, fees and contributions		8,801,690	19.7%	16,082,072	32.1%
Federal		7,742,167	17.3%	15,171,615	30.3%
State		21	0.0%	1,112	0.0%
Municipal		1,059,502	2.4%	909,345	1.8%
Return on third parties’ assets - Rent		1,189,815	2.7%	1,111,609	2.2%
Return on own assets		18,954,931	42.3%	18,149,896	36.2%
Dividends and interest on capital		7,709,082	17.2%	11,967,687	8.9%
Retained earnings (loss) attributable to controlling shareholders		11,062,485	24.7%	6,175,499	27.3%
Retained earnings (loss) attributable to non-controlling shareholders		183,364	0.4%	6,710	0.0%

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	66

ITAÚ UNIBANCO HOLDING S.A.

Balance Sheet

(In thousands of Reais)

Assets	Note	09/30/2018	09/30/2017
Current assets		12,278,881	22,538,597
Cash and cash equivalents		665,008	384,326
Interbank investments	4b and 5	50,574	3,733,318
Money market		50,574	382,895
Interbank deposits		-	3,350,423
Securities and derivative financial instruments	4c, 4d and 6	9,923,907	15,258,761
Own portfolio		9,923,907	15,253,390
Pledged in guarantee		-	5,371
Other receivables		1,634,249	3,157,919
Income receivable	14a	29,950	545,799
Deferred tax assets	13b I	687,934	184,396
Escrow deposits - Civil, Labor, Tax and Social lawsuits		93	16,701
Sundry	12a	916,272	2,411,023
Other assets – prepaid expenses	4g	5,143	4,273
Long term receivables		75,085,726	75,102,639
Interbank investments – interbank deposits	4b and 5	68,681,567	74,750,604
Securities and derivative financial instruments	4c, 4d and 6	2,767,075	49,586
Own portfolio		-	2,199
Derivative Financial Instruments		2,767,075	47,387
Other receivables		3,637,084	302,449
Deferred tax assets	13b I	1,670,929	301,617
Escrow deposits - Civil, Labor, Tax and Social lawsuits		17,418	252
Sundry	12a	1,948,737	580
Permanent assets		109,000,722	85,441,551
Investments - Investments in subsidiaries	4h and 14a	109,000,473	85,441,500
Real estate in use	4i	249	51
Total assets		196,365,329	183,082,787
Liabilities
Current liabilities		22,869,908	23,925,411
Deposits	4b and 9b	20,179,972	17,321,236
Demand deposits		14,056,529	-
Interbank deposits		6,123,443	17,321,236
Funds from acceptance and issuance of securities	4b and 9d	108,490	3,430,624
Derivative Financial Instruments	4d and 6f	1,582,350	1,493,446
Other liabilities		999,096	1,680,105
Social and statutory	15b II	333,125	1,242,384
Tax and social security contributions	4n, 4p and 13c	659,167	237,128
Provisions for contingent liabilities		-	192,779
Sundry		6,804	7,814
Long term liabilities		47,961,870	33,582,540
Deposits - Interbank deposits	4b and 9b	7,859,450	4,798,816
Derivative Financial Instruments	4d and 6f	927	3,762,315
Other liabilities		40,101,493	25,021,409
Tax and social security contributions	4n, 4p and 13c	172,336	-
Subordinated debt	9f	31,734,479	25,001,069
Provisions for contingent liabilities		200,105	262
Debt instruments eligible as capital	9f	7,985,434	-
Sundry		9,139	20,078
Stockholders' equity	15	125,533,551	125,574,836
Capital		97,148,000	97,148,000
Capital reserves		1,732,340	1,515,192
Revenue reserves		29,160,487	31,554,495
Asset valuation adjustment	4c and 4d	(544,514)	(2,233,843)
(Treasury shares)		(1,962,762)	(2,409,008)
Total liabilities and stockholders' equity		196,365,329	183,082,787

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	67

ITAÚ UNIBANCO HOLDING S.A.

Statement of Income

(In thousands of Reais)

		01/01 to	01/01 to
	Note	09/30/2018	09/30/2017
Income related to financial operations		8,299,177	3,089,767
Securities and derivative financial instruments		8,299,177	3,089,767
Expenses related to financial operations		(6,870,082)	(1,249,377)
Money market	9d	(6,870,082)	(1,249,377)
Gross income related to financial operations		1,429,095	1,840,390
Other operating revenues (expenses)		12,141,618	14,442,001
Personnel expenses		(102,526)	(140,033)
Other administrative expenses		(103,728)	(54,912)
Tax expenses	13a II	(232,401)	(341,579)
Equity in earnings of subsidiaries	14a I	12,615,402	15,016,416
Other operating revenues (expenses)		(35,129)	(37,891)
Operating income		13,570,713	16,282,391
Non-operating income		18,851	23,629
Income before taxes on income and profit sharing		13,589,564	16,306,020
Income tax and social contribution	4p	1,699,840	325,231
Due on operations for the period		(317,409)	15,160
Related to temporary differences		2,017,249	310,071
Profit sharing – Management Member - Statutory		(5,113)	(21,003)
Net income		15,284,291	16,610,248
Weighted average of the number of outstanding shares	15a	6,478,683,973	6,507,134,021
Net income per share – R$		2.36	2.55
Book value per share - R$ (outstanding at 09/30)		19.38	19.31

The accompanying notes are an integral part of these financial statements.

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ITAÚ UNIBANCO HOLDING S.A.

Statement of Changes in Stockholders’ Equity (Note 15)

(In thousands of Reais)

		Capital	Revenue	Asset valuation	Retained	(Treasury
	Capital	reserves	reserves	adjustment	earnings	shares)	Total
Balance at 01/01/2017	97,148,000	1,589,343	24,687,292	(2,975,797)	-	(1,882,353)	118,566,485
Purchase of treasury shares	-	-	-	-	-	(1,376,812)	(1,376,812)
Result of delivery of treasure shares	-	16,814	-	-	-	850,157	866,971
Recognition of stock-based payment plans	-	(90,965)	-	-	-	-	(90,965)
Payment of interest on capital on 03/03/2017 – declared after 12/31/2016 - R$ 0.6591 per share	-	-	(5,047,692)	-	-	-	(5,047,692)
Financial guarantees provided - CMN Resolution nº 4,512 (Note 7c)	-	-	-	-	(220,902)	-	(220,902)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	835,705	-	-	835,705
Remeasurements in liabilities of post-employment benefits	-	-	-	(50,025)	-	-	(50,025)
Foreign exchange variation on investments abroad/ Hedge of net investment in foreign operations	-	-	-	(43,726)	-	-	(43,726)
Net income	-	-	-	-	16,610,248	-	16,610,248
Appropriations:
Legal reserve	-	-	830,512	-	(830,512)	-	-
Statutory reserves	-	-	3,591,147	-	(3,591,147)	-	-
Dividends and interest on capital	-	-	7,493,236	-	(11,967,687)	-	(4,474,451)
Balance at 09/30/2017	97,148,000	1,515,192	31,554,495	(2,233,843)	-	(2,409,008)	125,574,836
Changes in the period	-	(74,151)	6,867,203	741,954	-	(526,655)	7,008,351
Balance at 01/01/2018	97,148,000	1,733,611	33,806,424	(1,437,328)	-	(2,742,767)	128,507,940
Purchase of treasury shares	-	-	-	-	-	(510,308)	(510,308)
Result of delivery of treasure shares	-	377,610	-	-	-	755,892	1,133,502
Cancellation of Shares – Meeting of the Board of Directors at February 22, 2018	-	-	(534,421)	-	-	534,421	-
Recognition of stock-based payment plans	-	(378,881)	-	-	-	-	(378,881)
Payment of interest on capital on 03/07/2018 – declared after 12/31/2017 - R$ 2.1126 per share	-	-	(13,672,862)	-	-	-	(13,672,862)
Unclaimed dividends	-	-	-	-	3,296	-	3,296
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	(997,771)	-	-	(997,771)
Remeasurements in liabilities of post-employment benefits	-	-	-	5,495	-	-	5,495
Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations	-	-	-	1,885,090	-	-	1,885,090
Net income	-	-	-	-	15,284,291	-	15,284,291
Appropriations:
Legal reserve	-	-	764,215	-	(764,215)	-	-
Statutory reserves	-	-	6,814,290	-	(6,814,290)	-	-
Dividends and interest on capital	-	-	1,982,841	-	(7,709,082)	-	(5,726,241)
Balance at 09/30/2018	97,148,000	1,732,340	29,160,487	(544,514)	-	(1,962,762)	125,533,551
Changes in the period	-	(1,271)	(4,645,937)	892,814	-	780,005	(2,974,389)

The accompanying notes are an integral part of these financial statements.

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ITAÚ UNIBANCO HOLDING S.A.

Statement of Cash Flows

(In thousands of Reais)

		01/01 to	01/01 to
	Note	09/30/2018	09/30/2017
Adjusted net income		7,166,328	1,722,712
Net income		15,284,291	16,610,248
Adjustments to net income:		(8,117,963)	(14,887,536)
Granted options recognized and share-based payment – variable compensation		(378,881)	(90,965)
Interest and foreign exchange expense related to operations with subordinated debt		6,821,011	342,207
Deferred taxes		(2,017,249)	(310,071)
Equity in earnings of subsidiaries	14a	(12,615,402)	(15,016,416)
Amortization of goodwill		38,620	38,620
Effects of changes in exchange rates on cash and cash equivalents		33,911	149,077
Other		27	12
Change in assets and liabilities		27,477,033	(12,596,425)
(Increase)/decrease in interbank investments		13,884,699	(13,378,150)
(Increase)/decrease in securities and derivative financial instruments (assets / liabilities)		4,979,323	(13,820,511)
(Increase)/decrease in other receivables and other assets		160,312	7,161,782
Increase/(decrease) in deposits		5,120,577	9,008,808
Increase/(decrease) in other liabilities		3,313,436	(1,607,448)
Payment of income tax and social contribution		18,686	39,094
Net cash provided by (used in) operating activities		34,643,361	(10,873,713)
Interest on capital / dividends received		3,625,894	18,531,461
(Purchase) sale of investments		(14,499,995)	416,806
(Purchase) sale of fixed assets		(229)	(18)
Net cash provided by (used in) investment activities		(10,874,330)	18,948,249
Decrease in subordinated debt		(1,191,590)	(1,044,153)
(Decrease)/increase in funds for issuance of securities		(3,392,899)	(450)
Granting of stock options		1,133,502	866,971
Purchase of treasury shares		(510,308)	(1,376,812)
Dividends and interest on capital paid		(19,801,309)	(10,089,058)
Net cash provided by (used in) financing activities		(23,762,604)	(11,643,502)

Net increase/(decrease) in cash and cash equivalents		6,427	(3,568,966)

Cash and cash equivalents at the beginning of the period		743,066	4,485,264
Effects of changes in exchange rates on cash and cash equivalents		(33,911)	(149,077)
Cash and cash equivalents at the end of the period	4a	715,582	767,221

Cash and cash equivalents		665,008	384,326
Securities purchased under agreements to resell - Funded position		50,574	382,895

The accompanying notes are an integral part of these financial statements.

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ITAÚ UNIBANCO HOLDING S.A.

Statement of Added Value

(In thousands of Reais)

		01/01 to	01/01 to
	Note	09/30/2018	09/30/2017
Income		10,362,024	3,483,473
Financial operations		8,299,177	3,089,767
Other		2,062,847	393,706
Expenses		(6,914,122)	(1,292,542)
Financial operations		(6,870,082)	(1,249,377)
Other		(44,040)	(43,165)
Inputs purchased from third parties		(103,156)	(54,371)
Third-party services		(20,828)	(23,841)
Advertising, promotions and publication		(34,794)	(15,637)
Expenses for financial system services		(26,710)	(5,317)
Other		(20,824)	(9,576)
Gross added value		3,344,746	2,136,560
Deprecitation and amortization		(38,647)	(38,633)
Net added value produced by the company		3,306,099	2,097,927
Added value received through transfer - Equity income	14a	12,615,402	15,016,416
Total added value to be distributed		15,921,501	17,114,343
Distribution of added value		15,921,501	17,114,343
Personnel		73,829	134,443
Compensation		70,122	132,410
Benefits		2,452	1,765
FGTS – government severance pay fund		1,255	268
Taxes, fees and contributions		562,809	369,111
Federal		562,268	369,048
Municipal		541	63
Return on third parties’ assets - rent		572	541
Return on own assets		15,284,291	16,610,248
Dividends and interest on capital		7,709,082	11,967,687
Retained earnings (loss) for the period		7,575,209	4,642,561

The accompanying notes are an integral part of these financial statements.

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ITAÚ UNIBANCO HOLDING S.A.

Notes to the Financial Statements

Period from 01/01 to 09/30 of 2018 and 2017

(In thousands of Reais)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the Laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil.

ITAÚ UNIBANCO HOLDING is present in 19 countries and offers a wide variety of financial products and services to individual and corporate customers, through its branches, subsidiaries and international affiliates. It operates in all modalities of banking activities, by means of its portfolios: commercial; investment; mortgage loans; loans, financing and investment; lease and foreign exchange transactions.

ITAÚ UNIBANCO HOLDING is a holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“Itaúsa”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. Johnston”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING common shares.

These consolidated financial statements were approved by the Executive Board on October 29, 2018.

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Note 2 – Presentation and consolidation of the financial statements

a)	Presentation

The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws nº. 11,638, of December 28, 2007, and nº. 11,941, of May 27, 2009 and in conformity, when applicable, with instructions issued by the National Monetary Council (CMN), Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the National Council of Private Insurance (CNSP), the Superintendence of Private Insurance (SUSEP) and the National Superintendence of Supplementary Pension – (PREVIC),which include the use of estimates deemed necessary to calculate the accounting provisions and the valuation of financial assets. Information in the financial statements and respective notes evidence all relevant information inherent in the financial statements, and only them, which are consistent with information used by management in its administration.

As set forth in the sole paragraph of article 7 of BACEN Circular nº. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Consolidated Balance Sheet under Current Assets, regardless of their maturity dates.

Lease Operations are presented at present value in the Consolidated Balance Sheet, being that the related income and expenses, which represent the financial results of these operations, are presented, grouped together, under Loan, Lease and Other Credit Operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign exchange portfolio to Loan operations. The foreign exchange result is presented on an adjusted basis, with reclassification of expenses and income, in order exclusively to represent the impact of variations and differences in rates on the balance sheet accounts denominated in foreign currencies.

b)	Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular nº. 2,804, of February 11, 1998, the financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED include the consolidation of its foreign branches and subsidiaries.

Intercompany transactions, intercompany balances and intercompany results have been eliminated on consolidation. The investment funds of which ITAÚ UNIBANCO HOLDING CONSOLIDATED companies are the main beneficiaries or holders of principal obligations are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, based on the same categories to which these securities were originally allocated. The effects of foreign exchange variations on investments abroad are classified under the heading Securities and derivative financial instruments in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Asset valuation adjustment for subsidiaries with a functional currency different from that of the parent company (Note 4t).

The difference in Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 15d) results from the adoption of different criteria for the amortization of goodwill originating from purchases of investments, from the recording of transactions with minority stockholders where there is no change of control (Note 4r), and in the record of exchange variations on investments abroad, and hedges of these investments where the functional currency is different from that of the parent company, net of the respective deferred tax assets.

In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries, mainly acquisition by minority stockholders of REDE, is amortized based on the expected future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, from January 1st, 2010, the goodwill originating from the purchase of investments is no longer fully amortized as part of the consolidated financial statements (Note 4j). By December 31, 2009, the goodwill generated had been fully amortized in the periods in which investments were made.

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The consolidated financial statements cover ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries. We present below the main companies which together represent over 95% of total consolidated assets:

					Interest in voting		Interest in total
			Country of		capital at		capital at
		Functional currency	Incorporation	Activity	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Domestic
Banco Itaú BBA S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização			Brazil	Capitalization	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil			Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento			Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itauseg Seguradora S.A.			Brazil	Insurance	99.99%	99.99%	99.99%	99.99%
Itaú Corretora de Valores S.A.			Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.			Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.			Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento			Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.			Brazil	Acquier	100.00%	100.00%	100.00%	100.00%
Foreign
Itaú Corpbanca Colombia S.A.	(Note 2c)	Colombian Peso	Colombia	Financial institution	23.90%	23.90%	23.90%	23.90%
Banco Itaú (Suisse) SA		Swiss Franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.		Argentine Peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.		Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA Colombia S.A. Corporacion Financiera		Colombian Peso	Colombia	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc		Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.		Real	United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca	(Note 2c)	Chilean Peso	Chile	Financial institution	36.06%	36.06%	36.06%	36.06%

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	74

c)	Business development

Citibank’s Retail Operations

On October 08, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED entered, by means of its subsidiaries Itaú Unibanco S.A. (ITAÚ UNIBANCO) and Itaú Corretora de Valores S.A., into a share purchase and sale agreement with Banco Citibank S.A. and with other companies of its conglomerate (CITIBANK) for the acquisition of the retail banking activities carried out by Citibank in Brazil, including loans, deposits, credit cards, branches, assets under management and insurance brokerage, as well as the equity investments held by CITIBANK in TECBAN – Tecnologia Bancária S.A. (representing 5.64% of its capital) and in CIBRASEC – Companhia Brasileira de Securitização (representing 3.60% of its capital), for R$ 627,795.

The operation was structured in three phases:

i.	Acquisition of retail operations, cards and insurance brokerage on October 31, 2017;

ii.	Acquisition of securities brokerage on December 1st, 2017;

iii.	Acquisition of ownership interest in TECBAN and CIBRASEC on December 26, 2017.

The difference between the amount paid and net assets acquired resulted in the recognition of goodwill due to expected future profitability on the acquisition date of R$ 630,629.

Gestora de Inteligência de Crédito S.A.

On January 21, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary ITAÚ UNIBANCO, executing a non-binding Memorandum of Understanding with Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander S.A. and Caixa Econômica Federal, aiming at the creation of a credit intelligence bureau that will develop a databank with the purpose of aggregating, reconciling and addressing master file and credit data of individuals and legal entities.

Gestora de Inteligência de Crédito S.A., located in the city of São Paulo, was organized as a corporation, and each of its shareholders will have a 20% interest in its capital.

After compliance with conditions precedent and approval by proper regulatory authorities, the operation was consummated on June 14, 2017. Ownership interest acquired will be assessed under the equity method.

Itaú CorpBanca

The ITAÚ CORPBANCA is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING CONSOLIDATED. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with CORP GROUP, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and CORP GROUP to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block.

ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired the following additional interests in the ITAU CORPBANCA’s capital:

•	On September 14, 2017 – 1,800,000,000 shares (0.35%) for the amount of R$ 55,6 million, then holding 36.06%;

•	On October 12, 2018 – 10,651,555,020 shares (2.08%) for the amount of R$ 362.9 million, then holding 38.14%.

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Acquisition of minority interest in XP Investimentos S.A.

On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 milions and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700 milions, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 milions (FIRST ACQUISITION). A portion of this amount was withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term.

In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN’s approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING’s total capital (equivalent to 40.0% of common shares) based on a multiple of result (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE’s shareholders.

ITAÚ UNIBANCO will act as minority partner and will have no influence in business and operating policies of XP HOLDING or any other company of XP Group.

Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required.

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Note 3 – Requirements regarding capital and fixed asset limits

ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the requirements of the Central Bank of Brazil (BACEN), which determines minimum capital requirements, procedures to assess information on globally systemic important banks (G-SIB), fixed asset limits, loan limits, accounting practices and compulsory deposit requirements, thereby requiring banks to conform to the regulation based on the Basel Accord for capital adequacy purposes. Additionally, both the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (SUSEP) issue regulations on capital requirements that impact our insurance operations, and private pension and capitalization plans.

Further details on the Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED, which are not an integral part of the financial statements, can be found on the website www.itau.com.br/investor-relations section “Reports” / Pillar 3 and Global Systemically Important Banks.

a)	Capital Requirements in Place and in Progress

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s minimum capital requirements comply with the set of BACEN resolutions and circulars, which established in Brazil the global capital requirement standards known as Basel III. They are expressed as ratios obtained from the ratio between available capital - represented by Referential Equity (PR), or Total Capital, composed of Tier I Capital (which comprises Common Equity and Additional Tier I Capital) and Tier II Capital, and the Risk-Weighted Assets (RWA).

For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk weighted asset amounts for credit, market, and operational risks. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the standardized approaches to calculate credit and operational risk-weighted asset amounts.

As from September 1, 2016, BACEN authorized ITAÚ UNIBANCO HOLDING CONSOLIDATED to use market risk internal models to determine the total amount of regulatory capital (RWAMINT), replacing the RWAMPAD portion, as set forth in BACEN Circular nº 3,646.

From January 1, 2018 to December 31, 2018, the minimum capital ratio required is 8.625%, and, following the gradual decrease schedule, it will be 8% on January 1, 2019.

The table below shows Basel III implementation calendar for Brazil, as defined by BACEN, in which the figures refer to the percentage of ITAÚ UNIBANCO HOLDING CONSOLIDATED risk-weighted assets.

	As from January 1st
Schedule for Basel III implementation	2017	2018	2019 (2)
Common Equity Tier I	4.5%	4.5%	4.5%
Tier I	6.0%	6.0%	6.0%
Total capital	9.25%	8.625%	8.0%
Additional Common Equity Tier I (ACP)	1.50%	2.375%	3.5%
ACPconservation	1.25%	1.875%	2.5%
ACPcountercyclical (1)	0%	0%	0%
ACPsystemic	0.25%	0.5%	1.0%
Common Equity Tier I + ACP	6.0%	6.875%	8.0%
Total capital + ACP	10.75%	11.0%	11.5%
Prudential adjustment deductions	80%	100%	100%

(1)  ACP Countercyclical is triggered during the credit cycle expansion phase, and, currently, according to BACEN Circular 30,371, the amount required for the countercyclical capital is zero. Furthermore, in the event of increase in ACPCountercyclical, the new percentage will be effective only twelve months after it is announced.

(2)  Petition valid after of January 1st, 2019.

Additionally, in March 2015, Circular nº 3,751, of March 19, 2015, of the BACEN came into force, it provides for the calculation of relevant indicators to identify Global Systemically Important Banks (G-SIBs) among financial institutions in Brazil. Information on the values of the G-SIBs indicators, which are not part of its financial statements, can be found at www.itau.com.br/investor-relations section “Reports” / Pillar 3 and Global Systemically Important Banks.

In March 2017, Additional Common Equity Tier I Capital of systemic importance (ACPSystemic) went into effect, regulated by BACEN Circular nº 3,768, of October 29, 2015. The purpose of ACPSystemic is to reduce the probability of insolvency of an institution systemically important in the domestic level (D-SIB: Domestic Systemically Important Bank) and the impact on the stability of the financial system and economy. The calculation of ACPSystemic associates the systemic importance, represented by the institution’s total exposure, with the Gross Domestic Product (GDP).

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Further details on ACPSystemic, which are not part of the financial statements, can be viewed on the website www.itau.com.br/investor-relations section “Reports” / Pillar 3 and Global Systemically Important Banks.

b)	Capital management governance

The Board of Directors is the main body in the management of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s capital and it is responsible for approving the institutional capital management policy and guidelines for the institution’s capitalization level. The Board is also responsible for fully approving the ICAAP report (Internal Capital Adequacy Assessment Process), which is intended to assess the adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s capital.

The “Public Access Report – Capital Management”, which are not part of its financial statements, which provides the guidelines established in the institutional capital management policy can be accessed at www.itau.com.br/investor-relations, section Itaú Unibanco, Corporate Governance, Regulations and Policies.

c)	Composition of capital

The Referential Equity (PR) used to monitor the compliance with the operational limits imposed by BACEN is the sum of three items, namely:

•	Common Equity Tier I: the sum of capital, reserves and retained earnings, less deductions and prudential adjustments.
•	Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I.
•	Tier II: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with Common Equity Tier I and Additional Tier I Capital, makes up Total Capital.

The table below presents the composition of the referential equity segregated into Common Equity Tier I, Additional Tier I Capital and Tier II Capital, taking into consideration their respective prudential adjustments, as required by current regulations.

Composition of Reference Equity	09/30/2018	09/30/2017
Stockholders’ equity of Itaú Unibanco Holding S.A. (Consolidated)	125,035,403	123,630,735
Non-controlling interests	13,579,545	11,444,788
Changes in Subsidiaries´ Interests in Capital Transactions	467,313	1,818,105
Consolidated stockholders’ equity (BACEN)	139,082,261	136,893,628
Common Equity Tier I prudential adjustments	(25,769,542)	(16,634,036)
Common Equity Tier I	113,312,719	120,259,592
Instruments Eligible to Comprise Additional Tier	7,985,434	-
Additional Tier I Prudential Adjustments	87,519	51,501
Additional Tier I Capital	8,072,953	51,501
Tier I (Common Equity Tier I + Additional Tier I Capital)	121,385,672	120,311,093
Instruments Eligible to Comprise Tier II	15,778,051	19,722,563
Tier II prudential adjustments	88,166	68,669
Tier II	15,866,217	19,791,232
Reference Equity (Tier I + Tier II)	137,251,889	140,102,325

d)	Risk-Weighted Assets (RWA)

According to CMN Resolution nº. 4,193, as amended, minimum capital requirements are calculated by the RWA amount, which is obtained by adding the terms listed below:

RWA = RWACPAD + RWAMINT + RWAOPAD

RWACPAD = portion related to exposures to credit risk, calculated using the standardized approach;

RWAMINT = portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars 3,646 and 3,674;

RWAOPAD = portion related to capital required for operational risk, calculated based on the standardized approach.

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The table below shows the amounts of risk weighted assets for Credit Risk (RWACPAD):

	09/30/2018 (1)	09/30/2017
Risk exposures
Exposure Weighted by Credit Risk (RWACPAD)	713,435,245	637,757,646
a) Per Weighting Factor (FPR):
FPR at 2%	137,512	159,988
FPR at 4%	299,092	-
FPR at 10%	346,498	-
FPR at 20%	8,719,943	5,999,436
FPR at 35%	19,194,178	15,271,501
FPR at 50%	45,085,366	46,376,365
FPR at 75%	153,953,135	133,580,404
FPR at 85%	69,672,244	78,299,744
FPR at 100%	341,341,063	315,584,487
FPR at 250%	42,492,270	28,756,928
FPR at 300%	15,609,669	3,464,851
FPR up to 1250% (2)	2,300,961	4,248,698
Derivatives - Changes in the Counterparty Credit Quality	5,893,961	6,015,244
Default Funds (3)	3,957	-
Securities (4)	8,385,396	-
b) Per Type:	713,435,245	637,757,646
Marketable securities	39,377,637	43,494,753
Loan operations – Retail	119,876,138	104,667,219
Loan operations – Non-retail	258,853,254	229,603,961
Joint Liabilities - Retail	160,842	182,507
Joint Liabilities - Non-Retail	46,026,737	45,224,270
Loan commitments – Retail	33,875,114	28,726,048
Loan commitments – Non-retail	10,543,623	9,119,746
Derivatives – Future potential gain (5)	4,739,198	5,529,755
Agency Transition	3,291,700	-
Other exposures	196,691,002	171,209,388

(1) As from the 4th quarter of 2017, retail business in Brazil of Citibank started to be fully consolidated in the financial statement of Itaú Unibanco.

(2) Considers the application of “F”» factor required by article 29 of BACEN Circular 3,644.

(3) As from the 1st quarter of 2018, balances related to Default Funds are being weighted in accordance with the calculation established in Art. 20-A of Circular 3,644 (amended by Circular 3,849), replacing FPR of 1250%.

(4) As from the 1st quarter of 2018, part of the balances related to Securitization are being weighted in accordance with the calculation established in Circular 3,848.

(5) Balances of Derivatives – Future Potential Gain are distributed into their respective FPRs.

The table below presents the market risk weighted assets (RWAMINT)

Composition of Market Risk-Weighted Assets (RWAMINT)

	09/30/2018(1)	09/30/2017(1)
Market Risk Weighted Assets - Standard Aproach (RWAMPAD)	32,945,602	23,056,189
Operations subject to interest rate variation	28,859,918	21,654,895
Fixed rate denominated in reais	3,518,737	4,970,689
Foreign exchange coupons	19,130,007	11,622,525
Price index coupon	6,211,172	5,061,680
Interest rate coupon	2	1
Operations subject to commodity price variation	643,156	411,960
Operations subject to stock price variation	417,897	273,083
Operations subject to risk exposures in gold, foreign currency and foreign	3,024,631	716,251
Minimum Market Risk Weighted Assets - Standard Aproach (RWAMPAD) (1) (a)	26,356,482	18,444,951
Market Risk Weighted Assets calculated based on internal methodology (b)	23,377,894	18,864,113
Reduction of Market Risk Weighted Assets due to Internal Models Aproach (IMA)	(6,589,120)	(4,192,076)
Market Risk Weighted Assets (RWAMINT) - maximum of (a) and (b)	26,356,482	18,864,113

(1) Market risk weighted-assets calculated based on internal models, with maximum saving possibility of 20% of the standard model.

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At September 30, 2018, RWAMINT totaled R$ 26,356,482, which corresponds to 80% of RWAMPAD, higher than the capital calculated at internal models, which totaled R$ 23,377,894.

The table below presents the composition of the operational risk weighted assets (RWAOPAD):

	09/30/2018	09/30/2017
Operational Risk-Weighted Assets (RWAOPAD)	72,833,292	63,012,661
Retail	12,822,246	11,606,569
Commercial	26,214,251	24,857,050
Corporate finance	2,697,347	2,663,324
Negotiation and sales	11,736,501	7,433,500
Payments and settlements	8,281,707	7,532,335
Financial agent services	4,342,495	3,892,102
Asset management	6,714,978	5,009,943
Retail brokerage	23,767	17,838

e)	Capital Adequacy

ITAÚ UNIBANCO HOLDING CONSOLIDATED, through the ICAAP, assesses the adequacy of its capital to face the incurred risks, for ICAAP, capital is composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks.

In order to ensure the soundness of ITAÚ UNIBANCO HOLDING CONSOLIDATED and the availability of capital to support business growth, the institution maintains PR levels above the minimum level required to face risks, as evidenced by the Common Equity, Tier I Capital and Basel ratios.

Composition of Referential Equity (PR)	09/30/2018	09/30/2017
Tier I	121,385,672	120,311,093
Common Equity Tier I	113,312,719	120,259,592
Additional Tier I Capital	8,072,953	51,501
Tier II	15,866,217	19,791,232
Deductions	-	-
Reference Equity	137,251,889	140,102,325
Minimum Referential Equity Required	70,088,908	66,566,184
Surplus Capital in relation to the Minimum Referential Equity Required	67,162,981	73,536,141
Additional Common Equity Tier I Required (ACPRequired)	19,299,844	10,794,516
Reference equity calculated for covering the interest rate risk of operations not classified in the trading portfolio (RBAN)	1,948,937	2,462,329

The table below shows the Basel and Fixed Asset Ratios:

	09/30/2018	09/30/2017
Basel Ratio	16.9%	19.5%
Tier I	14.9%	16.7%
Common Equity Tier I	13.9%	16.7%
Additional Tier I Capital	1.0%	0.0%
Tier II	2.0%	2.8%
Fixed Asset Ratio	26.1%	23.5%
Surplus Capital in Relation to Fixed Assets	32,854,488	37,164,656

f)	Capital for insurance activity

In December 2017, the National Council of Private Insurance (CNSP) issued CNSP Resolution nº. 321 and subsequent changes reported at Resolutions 343 and 360, which, among other things, addresses the minimum capital requirements for underwriting, credit, operational and market risks for insurers, open private pension entities, capitalization companies and reinsurers.

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Note 4 – Summary of the main accounting practices

a)	Cash and cash equivalents - For the purposes of the Consolidated Statement of Cash Flows, this item includes cash and current accounts in banks (considered in the heading Cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded positions that have original maturities of up to 90 days.

b)	Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables – Operations with fixed remuneration and charges are accounted for at present value. Operations with post-fixed or floating remuneration and charges are accounted for at the adjusted principal amount. Operations subject to foreign exchange variation are accounted for at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, when relevant, calculated pro rate die.

c)	Securities - Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular nº. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – Securities acquired to be actively and frequently traded, and adjusted to market value, with a counter-entry to the results for the period;

•	Available-for-sale securities – Securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are adjusted to their market value, with a counter-entry to an account disclosed in stockholders’ equity;

•	Held-to-maturity securities – Securities, except for non-redeemable shares, which the bank has the financial condition and intend, or is required to hold in the portfolio to maturity, are recorded at the cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through maturity, and are not adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized on the trade date in the statement of income, with a counter-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary causes, are recorded in the results as realized losses.

d)	Derivative financial instruments - These are classified on the date of their acquisition, according to whether or not management intends to use them either as a hedge, according to BACEN Circular nº. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at the client’s request, on their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value closely related with those of the items being protected at the beginning and throughout the duration of the contract, and which are found to be effective reducing the risk related to the exposure being protected against, are classified as hedges, in accordance with their nature:

•	Market Risk Hedge – Financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income;

•	Cash Flow Hedge - The effective amounts of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion is recorded directly in the statement of income;

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•	Net Investment Hedge of Foreign Operations - Accounted for similarly to cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period.

e)	Loan, lease and other credit operations (operations with credit granting characteristics) – These transactions are recorded at present value and calculated pro rata die based on the variation of the contracted index and interest rate, and are recorded on basis until the 60th day overdue in financial companies, according to the estimates of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. Funds corresponding to these amounts to be paid to the accrediting organization are in liabilities, in the heading Interbank Accounts – Receipts and Payments Pending Settlement.

f)	Allowance for loan losses - The balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution nº. 2,682 of December 21, 1999, which are as follows are:

•	Provisions are recorded from the date on which loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•	Taking into account default exclusively, the write-off as losses occurs 360 days after the credits have matured or after 540 days for operations that mature after a period of 36 months.

The criterion adopted for recognition of a provision for Financial Guarantees pledged was based on the Expected Loss model.

g)	Other assets - These assets are mainly comprised of assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through a provision, according to current regulations, unearned reinsurance premiums (Note 4m I); and prepaid expenses, corresponding to disbursements, the benefits of which will be felt in future exercises.

From January 1st, 2015, ITAÚ UNIBANCO HOLDING CONSOLIDATED has adopted the option provided in BACEN Circular nº. 3,693, of December 20, 2013, which establishes accounting procedures for the compensation of local correspondents in connection with credit origination. These compensation amounts for local correspondents in connection with transactions originated after January 1st, 2017 will be fully recorded as expenses for the period.

h)	Investments – Investments in subsidiary and affiliated companies are accounted for based on the equity method, The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by making a provision in accordance with current standards.

i)	Fixed assets - As provided for in CMN Resolution nº. 4,535, of November 24, 2016, these correspond to proprietary tangible assets and leasehold improvements, provided that they were used to carry out the company`s activities for a period of time longer than one year, and they should be recorded at fair value and adjusted for impairment, if applicable. Fair value comprises the purchase or construction price on demand, plus any import taxes and taxes not recoverable upon purchase, directly attributable costs required for the operation, and the initial estimate of costs of disassembling and removal of the asset and restoration of the place it is located, if the institution agrees to bear such costs at the asset purchase date. Monthly recognized depreciation takes into account the systematic allocation of the depreciated amount over the useful life of the asset.

j)	Goodwill – Corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is tested semiannually for impairment.

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k)	Intangible assets – Corresponds to non-monetary assets identified as intangible, purchased or developed by ITAÚ UNIBANCO HOLDING CONSOLIDATED, intended to be held by the company or exercised with that purpose, as provided for by CMN Resolution nº. 4,534, of November 24, 2016. It is composed of:

(i)	The goodwill amount paid on the acquisition of the company, transferred to intangible assets in view of the transfer of the acquirer’s equity by the acquired, as set forth by Law nº. 9,532, of December 10, 1997, to be amortized based on the period defined in the appraisal reports;

(ii)	Usage rights and rights acquired to credit payrolls and partnership agreements, amortized over the terms of the contracts or to the extent that the economic benefits flow to the company; and

(iii)	Software and customer portfolios, amortized over terms varying from five to ten years.

l)	Impairment of assets – A loss is recognized when there is clear evidence that assets are stated at a non-recoverable value. This procedure is adopted semiannually.

m)	Insurance, pension plan and capitalization operations - Insurance premiums, accepted coinsurances and selling expenses are accounted for by issuing an insurance policy or in accordance with the insurance effectiveness term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from insurance premiums installments is accounted for as incurred. Revenues from social security contributions, gross revenue from premium bonds and respective technical provisions are recognized upon receipt.

I -	Credits from operations and other assets related to insurance and reinsurance operations:

•	Insurance premiums receivable - Refer to installments of insurance premiums receivable, current and past due, in accordance with insurance policies issued;

•	Reinsurance recoverable amounts – Refer to claims paid to the insured party while recovery of these paid amounts is pending from the Reinsurer, installments of unsettled claims and incurred but not reported claims - Reinsurance, classified in assets in accordance with the criteria established by CNSP and SUSEP legislation in force;

•	Unearned reinsurance premiums – Recognized to determine the portion of unearned reinsurance premiums, calculated pro rata die, and for risks of policies not issued computed based on estimates, based on the actuarial technical study and in compliance with the criteria established by CNSP and SUSEP legislation in force.

II -	The technical provisions for insurance, pension plan and capitalization are recognized in accordance with the technical notes approved by SUSEP and the criteria established by the current legislation.

II.I-	Insurance and pension plan:

•	Provision for unearned premiums – This provision is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred, throughout their terms to maturity, in connection with the risks assumed at the calculation base date. The calculation is performed on the level of policies or endorsement of agreements in force, on a pro rata die basis. The provision includes an estimate for effective and not issued risks;

•	Provision for unsettled claims – This provision is recognized for the coverage of amounts payable related to lump-sum payments and income overdue from claims reported up to the calculation base date, but not yet paid. The provision covers administrative and legal claims, gross of accepted coinsurance operations and reinsurance operations and net of ceded coinsurance operations. The provision should include, whenever required, IBNER (claims incurred but not sufficiently reported) for the aggregate development of claims reported but not paid, which amounts may be changed throughout the process up to final settlement;

•	Provision for claims incurred and not reported – This provision is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, gross of accepted coinsurance operations and reinsurance operations, and net of ceded coinsurance operations;

•	Mathematical provisions for benefits to be granted - Recognized for the coverage of commitments assumed to participants or policyholders, based on the assumptions set forth in the contract, while the event that gave rise to the benefit and/or indemnity has not occurred. The provision is calculated in accordance with the methodology approved in the actuarial technical note to the product;

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•	Mathematical provisions for granted benefits - Recognized after the event triggering the benefit occurs, for the coverage of the commitments assumed to the participants or insured parties, based on the assumptions established in the agreement. The provision is calculated in accordance with the methodologies approved in the technical actuarial note on the product;

•	Provision for financial surplus – Recognized to ensure the amounts intended for the distribution of a financial surplus, in accordance with the regulations in force, in the event that it is stated in the agreement. Corresponds to the financial income exceeding the minimum return guaranteed in the product;

•	Supplemental Coverage Reserve - Recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, which follows specific provisions in the prevailing regulation. ITAÚ UNIBANCO HOLDING CONSOLIDATED deducts the portion corresponding to the difference between the fair value and the carrying amount, at the base date, from securities pledged as collateral of technical reserves, classified in “Held-to-maturity securities”, up to the limit of the amount determined;

•	Provision for redemptions and other amounts to be regularize – Includes amounts related to redemptions to regularize, returns on premiums or funds, transfers requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and where premiums have been received but not quoted;

•	Provision for related expenses - Recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred and will occur.

II.II -	Capitalization:

•	Mathematical provision for capitalization – Recognized until the event triggering the benefit occurs, and comprised of the portion of the amounts collected for capitalization. It includes monetary restatement and interest, from the beginning of the validity date;

•	Provision for redemption – Recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received;

•	Provision for raffles unrealized – Comprises the portion of the amounts collected for raffles for each tickets, which have been funded but, at the recognition date, have not yet been realized;

•	Provision for raffles payable – Recognized from the date when the raffle is drawn until the date of financial settlement, or the date when the evidence of payment of the obligation is received, or in conformity with other cases provided by law;

•	Supplementary provision for raffles – Recognized to supplement the provision for raffles unrealized, and is used for coverage of possible shortfall related to the expected amount of raffles to be drawn;

•	Provision for administrative expenses - Recognized for the coverage of the expected amounts of administrative expenses for the capitalization plans.

n)	Contingent assets and liabilities and legal liabilities – tax and social security - Assessed, recognized and disclosed according to the provisions set forth in CMN Resolution nº. 3,823 of December 16, 2009, and BACEN Circular Letter nº. 3,429 of February 11, 2010.

I -	Contingent assets and liabilities

Refer to potential rights and obligations arising from past events for which materialization depends on uncertain future events:

•	Contingent assets - Not recognized, except where there is evidence of a high likelihood level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or through offsetting against another liability;

•	Contingent liabilities - Basically arise from administrative proceedings and lawsuits inherent in the normal course of business filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated on a conservative basis, usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required to settle the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow adequate measurement, in spite of the uncertainty of their terms and amounts.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	84

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with the simultaneous recognition of receivables, without any effect on results.

II -	Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized at the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

o)	Provision for Financial Guarantees Provided – Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period. As of January 1st, 2017, it is recorded in liabilities with a counter-entry to income for the period, in accordance with CMN Resolution nº. 4,512 of July 28, 2016. Any adjustments arising from the initial application of said resolution were recorded with a counter-entry to Stockholders’ Equity.

p)	Taxes - consider for effects of respective calculation bases, the legislation in force applicable to each charge.

q)	Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

r)	Transactions with Non-Controlling Stockholders – Changes in ownership interest in subsidiaries, which do not result in loss of ownership control, are recorded as capital transactions, and any difference between the amount paid and the amount corresponding to the non-controlling stockholders is directly recorded in the Consolidated Stockholders` Equity.

s)	Post-employments benefits

Pension plans - defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities.

The following amounts are recognized in the Consolidated statement of income:

•	current service cost is defined as the increase in the present value of obligations resulting from employee service in the current period;

•	interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	85

Actuarial gains and losses arise from the non-realization of the actuarial assumptions established in the latest actuarial evaluation as compared to those effectively carried out, as well as the effects of changes in these assumptions. Gains and losses are fully recognized in Equity Valuation adjustments.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized as expenses when due.

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING CONSOLIDATED over the past few years were sponsors of post-employment healthcare benefit plans. ITAÚ UNIBANCO HOLDING CONSOLIDATED is contractually committed to maintaining these benefits over specific periods, as well as the benefits granted based on judicial rulings.

Similarly to the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service. Gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in Equity asset valuation adjustment in the period in which they occur.

t)	Foreign currency translation

I-	Functional and presentation currency

The Consolidated financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING CONSOLIDATED defined the functional currency, as provided for in CMN Resolution Nº 4,524, of September 29, 2016.

The assets and liabilities of subsidiaries are translated as follows:

•	Assets and liabilities are translated at the closing rate at the balance sheet date;
•	Income and expenses are translated at monthly average exchange rates.

Equity in the earnings of subsidiaries abroad is recognized as follows:

•	For those with functional currency equal to Real: Income for the period;
•	For those with functional currency different to Real:
a)	Income for the period; Portion related to the subsidiary’s effective income; and
b)	Stockholders’ equity: Portion related to foreign exchange adjustments arising from the translation process, net of tax effects.

II -	Foreign Currency Transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as part of securities and derivative financial instruments.

For subsidiaries abroad, any operations carried out in a currency other than their respective functional currencies will be translated at the foreign currency rates of the respective trial balance or balance sheet of ITAÚ UNIBANCO HOLDING CONSOLIDATED for monetary items, assets and liabilities recognized at fair or market value and for items not classified as monetary, provided that the subsidiary’s functional currency is equal to the Real. For other cases, operations are translated at the foreign exchange rate at the transaction date.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	86

Note 5 - Interbank investments

	09/30/2018						09/30/2017
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	179,887,657	100,810,686	8,479,886	202,087	289,380,316	90.2	256,053,661	89.0
Funded position (1)	45,576,080	10,719,414	913,440	202,087	57,411,021	17.9	53,783,699	18.7
Financed position	131,884,580	57,355,706	831,063	-	190,071,349	59.2	165,133,499	57.4
With free movement	12,261,669	14,883,804	831,063	-	27,976,536	8.7	32,573,654	11.3
Without free movement	119,622,911	42,471,902	-	-	162,094,813	50.5	132,559,845	46.1
Short position	2,426,997	32,735,566	6,735,383	-	41,897,946	13.1	37,136,463	12.9
Money market – Assets Guaranteeing Technical Provisions - SUSEP (Note 10b)	2,839,117	101,863	-	-	2,940,980	0.9	3,414,121	1.2
Interbank deposits (2)	20,922,368	4,491,484	2,472,675	757,382	28,643,909	8.9	28,233,498	9.8
Total	203,649,142	105,404,033	10,952,561	959,469	320,965,205	100.0	287,701,280	100.0
% per maturity term	63.5	32.8	3.4	0.3	100.0
Total – 09/30/2017	224,452,842	59,649,386	2,828,695	770,357	287,701,280
% per maturity term	78.0	20.7	1.0	0.3	100.0
(1)	Includes R$ 2,509,631 (R$ 6,031,328 at 09/30/2017) related to money market with free movement, in which securities are restricted to guarantee transactions at the B3 S.A. - Brasil, Bolsa, Balcão (B3) and the Central Bank of Brazil (BACEN);
(2)	Includes R$ 16,460,394 related to Compulsory Deposits with Central Banks of other countries.

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Funded position falling due in up to 30 days amounting to R$ 50,574 (R$ 382,895 at 09/30/2017), Interbank deposits with maturity from 181 to 365 days amounting (R$ 3,350,423 at 09/30/2017) and over 365 days amounting to R$ 68,681,567 (R$ 74,750,604 at 09/30/2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	87

Note 6 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a)	Summary per maturity

	09/30/2018											09/30/2017
		Adjustment to market value
	Cost	Results	Stockholders’ equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	131,449,627	(527,899)	(457,016)	130,464,712	30,4	902,493	16,542	1,113,036	5,149,154	17,338,888	105,944,599	144,437,880
Financial treasury bills	26,481,813	(349)	(34)	26,481,430	6,2	-	-	697,393	-	1,868,880	23,915,157	34,723,270
National treasury bills	21,211,377	(221,940)	24,446	21,013,883	4,9	893,770	-	224,946	1,301,540	11,795,448	6,798,179	30,740,307
National treasury notes	47,282,115	(369,637)	(68,306)	46,844,172	10,9	8,722	16,522	147,150	2,243,648	664,764	43,763,366	49,015,216
National treasury/securitization	180,948	(236)	17,186	197,898	0,0	1	20	75	137	80	197,585	227,149
Brazilian external debt bonds	36,293,374	64,263	(430,308)	35,927,329	8,4	-	-	43,472	1,603,829	3,009,716	31,270,312	29,731,938
Government securities - abroad	28,393,587	24,224	(145,015)	28,272,796	6,6	2,747,676	3,298,338	2,265,672	6,502,809	5,805,692	7,652,609	24,600,362
Argentina	693,182	24,097	(3,597)	713,682	0,2	419,732	207,779	35,123	-	-	51,048	629,582
Chile	7,828,677	(202)	(9,640)	7,818,835	1,8	524,093	29,362	52,501	185,739	2,290,578	4,736,562	6,666,645
Colombia	6,983,045	224	17,036	7,000,305	1,6	123,284	107,650	376,187	2,794,245	1,319,845	2,279,094	4,964,462
Korea	1,944,229	-	-	1,944,229	0,5	506,011	936,786	-	-	501,432	-	2,951,499
Denmark	492,518	-	-	492,518	0,1	-	492,518	-	-	-	-	2,282,335
Spain	3,079,731	-	-	3,079,731	0,7	-	671,476	-	994,234	1,414,021	-	2,934,431
United States	2,389,235	9	(26,015)	2,363,229	0,6	362,207	-	787,562	754,828	-	458,632	1,292,751
Mexico	2,391,964	(14)	(65,407)	2,326,543	0,5	531,522	624,954	519,555	640,068	26	10,418	4,167
Paraguay	1,693,984	(47)	(53,800)	1,640,137	0,4	268,947	189,419	181,380	828,738	170,401	1,252	1,501,182
Uruguay	894,244	160	(3,593)	890,811	0,2	11,880	38,394	313,364	303,083	109,356	114,734	1,371,989
Other	2,778	(3)	1	2,776	0,0	-	-	-	1,874	33	869	1,319
Corporate securities	60,497,286	(455,202)	(788,857)	59,253,227	13,9	7,946,469	2,078,220	1,918,983	5,471,172	9,799,313	32,039,070	60,757,447
Shares	3,927,517	(460,826)	26,249	3,492,940	0,8	3,492,940	-	-	-	-	-	3,215,069
Rural product note	4,102,611	-	(2,269)	4,100,342	1,0	148,375	249,793	283,968	450,402	214,592	2,753,212	1,901,673
Bank deposit certificates	680,201	(25)	(105)	680,071	0,2	379,641	74,188	91,499	58,377	75,620	746	1,289,984
Securitized real estate loans	12,004,247	(1,171)	(35,841)	11,967,235	2,8	-	23,343	-	455,281	276,485	11,212,126	15,327,057
Fund quotas	2,685,580	8,045	-	2,693,625	0,7	2,693,625	-	-	-	-	-	2,571,256
Credit rights	256,668	-	-	256,668	0,2	256,668	-	-	-	-	-	21,288
Fixed income	1,186,484	(27,790)	-	1,158,694	0,3	1,158,694	-	-	-	-	-	2,273,194
Variable income	1,242,428	35,835	-	1,278,263	0,3	1,278,263	-	-	-	-	-	276,774
Debentures	25,276,408	3,234	(741,909)	24,537,733	5,7	49,663	341,648	398,593	2,018,468	6,199,957	15,529,404	21,752,205
Eurobonds and others	6,194,731	(4,754)	(43,172)	6,146,805	1,4	379,722	506,638	820,994	1,599,742	1,195,465	1,644,244	6,504,440
Financial bills	2,333,933	(316)	(113)	2,333,504	0,5	387,243	486,345	144,881	535,998	763,256	15,781	3,595,236
Promissory notes	1,550,884	-	15,284	1,566,168	0,4	10,457	151,731	37,493	57,904	1,026,642	281,941	3,524,488
Other	1,741,174	611	(6,981)	1,734,804	0,4	404,803	244,534	141,555	295,000	47,296	601,616	1,076,039
PGBL / VGBL fund quotas ( [1] )	181,627,600	-	-	181,627,600	42,4	181,627,600	-	-	-	-	-	163,347,726
Subtotal - securities	401,968,100	(958,877)	(1,390,888)	399,618,335	93,3	193,224,238	5,393,100	5,297,691	17,123,135	32,943,893	145,636,278	393,143,415
Trading securities	259,730,754	(958,877)	-	258,771,877	60,4	189,071,705	676,786	1,492,307	6,114,086	6,352,613	55,064,380	260,222,983
Available-for-sale securities	99,966,679	-	(1,390,888)	98,575,791	23,0	3,627,361	4,456,632	3,598,717	10,060,137	21,352,550	55,480,394	94,322,850
Held-to-maturity securities ( [2] )	42,270,667	-	-	42,270,667	9,9	525,172	259,682	206,667	948,912	5,238,730	35,091,504	38,597,582
Derivative financial instruments	17,999,214	10,642,355	-	28,641,569	6,7	7,416,859	2,798,185	3,558,953	3,159,640	3,026,577	8,681,355	19,662,615
Total securities and derivative financial instruments	419,967,314	9,683,478	(1,390,888)	428,259,904	100,0	200,641,097	8,191,285	8,856,644	20,282,775	35,970,470	154,317,633	412,806,030

Derivative financial instruments (liabilities)	(23,309,186)	(8,517,984)	-	(31,827,170)	100,0	(7,017,117)	(2,669,432)	(4,815,667)	(3,423,863)	(5,686,177)	(8,214,914)	(21,562,404)

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a counter-entry to long term liabilities in Pension Plan Technical Provisions account (Note 10a);

(2) Unrecorded adjustment to market value in the amount of R$ 123,094 (R$ 1,402,200 at 09/30/2017), according to Note 6e.

During the period ended September 30, 2018, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized R$ (952,265) of impairment losses, of which R$ (832,712) of available-for-sale financial assets and R$ (119,553) of held-to-maturity assets. Net reversal loss totaled R$ 566,749( R$ (576,637) at 09/30/2017) recorded in the statement of income in the heading “Securities and Derivative Financial Instruments”.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	88

b) Summary by portfolio

	09/30/2018
		Restricted to
	Own portfolio	Repurchase agreements	Free portfolio	Pledged guarantees (*)	Central Bank	Derivative financial instruments	Assets guaranteeing technical provisions (Note 10b)	Total
Government securities - domestic	64,325,729	17,905,607	32,798,226	2,306,400	3,494,518	-	9,634,232	130,464,712
Financial treasury bills	24,752,459	6,599	-	911,451	-	-	810,921	26,481,430
National treasury bills	9,229,836	11,770,258	-	13,789	-	-	-	21,013,883
National treasury notes	27,407,564	6,128,750	-	990,029	3,494,518	-	8,823,311	46,844,172
National treasury / Securitization	197,898	-	-	-	-	-	-	197,898
Brazilian external debt bonds	2,737,972	-	32,798,226	391,131	-	-	-	35,927,329
Government securities - abroad	23,522,410	320,856	2,292,974	2,136,556	-	-	-	28,272,796
Argentina	653,238	1,670	-	58,774	-	-	-	713,682
Chile	7,526,003	261,388	-	31,444	-	-	-	7,818,835
Colombia	4,500,306	-	2,292,974	207,025	-	-	-	7,000,305
Korea	1,560,041	-	-	384,188	-	-	-	1,944,229
Denmark	147,756	-	-	344,762	-	-	-	492,518
Spain	2,351,743	-	-	727,988	-	-	-	3,079,731
United States	2,032,715	-	-	330,514	-	-	-	2,363,229
Mexico	2,326,543	-	-	-	-	-	-	2,326,543
Paraguay	1,573,385	57,798	-	8,954	-	-	-	1,640,137
Uruguay	847,904	-	-	42,907	-	-	-	890,811
Other	2,776	-	-	-	-	-	-	2,776
Corporate securities	45,134,302	7,096,753	287,368	3,999,851	-	-	2,734,953	59,253,227
Shares	3,492,940	-	-	-	-	-	-	3,492,940
Rural product note	4,100,342	-	-	-	-	-	-	4,100,342
Bank deposit certificates	589,043	-	-	605	-	-	90,423	680,071
Securitized real estate loans	11,967,235	-	-	-	-	-	-	11,967,235
Fund quotas	2,465,315	-	-	107,969	-	-	120,341	2,693,625
Credit rights	256,668	-	-	-	-	-	-	256,668
Fixed income	930,384	-	-	107,969	-	-	120,341	1,158,694
Variable income	1,278,263	-	-	-	-	-	-	1,278,263
Debentures	12,548,052	7,096,753	-	3,869,189	-	-	1,023,739	24,537,733
Eurobonds and other	5,837,349	-	287,368	22,088	-	-	-	6,146,805
Financial bills	833,054	-	-	-	-	-	1,500,450	2,333,504
Promissory notes	1,566,168	-	-	-	-	-	-	1,566,168
Other	1,734,804	-	-	-	-	-	-	1,734,804
PGBL / VGBL fund quotas	-	-	-	-	-	-	181,627,600	181,627,600
Subtotal - securities	132,982,441	25,323,216	35,378,568	8,442,807	3,494,518	-	193,996,785	399,618,335
Trading securities	62,668,219	5,656,841	585,864	1,660,683	2,927,414	-	185,272,856	258,771,877
Available-for-sale securities	56,577,485	13,915,315	15,035,696	6,782,124	567,104	-	5,698,067	98,575,791
Held-to-maturity securities	13,736,737	5,751,060	19,757,008	-	-	-	3,025,862	42,270,667
Derivative financial instruments	-	-	-	-	-	28,641,569	-	28,641,569
Total securities and derivative financial instruments (assets)	132,982,441	25,323,216	35,378,568	8,442,807	3,494,518	28,641,569	193,996,785	428,259,904
Total securities and derivative financial instruments (assets) – 09/30/2017	150,813,032	29,536,024	19,492,497	14,960,047	3,971,674	19,662,615	174,370,141	412,806,030

(*) Represent securities deposited with Contingent Liabilities (Note 11d), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	89

c)	Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	09/30/2018										09/30/2017
		Adjustment to
	Cost	market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	65,934,729	(527,899)	65,406,830	25.4	902,493	16,508	1,074,834	4,990,450	5,204,166	53,218,379	83,259,343
Financial treasury bills	26,249,616	(349)	26,249,267	10.2	-	-	697,393	-	1,653,118	23,898,756	34,159,309
National treasury bills	11,948,874	(221,940)	11,726,934	4.5	893,770	-	224,946	1,301,540	2,532,750	6,773,928	14,708,226
National treasury notes	24,523,916	(369,637)	24,154,279	9.4	8,722	16,488	147,150	2,084,944	240,817	21,656,158	27,396,680
National treasury / Securitization	653	(236)	417	0.0	1	20	75	137	80	104	666
Brazilian external debt bonds	3,211,670	64,263	3,275,933	1.3	-	-	5,270	1,603,829	777,401	889,433	6,994,462
Government securities - abroad	1,571,031	24,224	1,595,255	0.5	621,872	150,142	272,620	243,854	22,202	284,565	3,238,398
Argentina	514,385	24,097	538,482	0.2	332,528	119,846	35,060	-	-	51,048	629,383
Chile	369,993	(202)	369,791	0.1	279,393	824	2,885	602	15,490	70,597	150,147
Colombia	359,049	224	359,273	0.1	-	3,532	153,604	52,613	280	149,244	2,039,765
United States	120,633	9	120,642	0.0	-	-	-	120,642	-	-	76,197
Mexico	10,458	(14)	10,444	0.0	-	-	-	-	26	10,418	4,167
Paraguay	1,299	(47)	1,252	0.0	-	-	-	-	-	1,252	3,717
Uruguay	192,699	160	192,859	0.1	9,951	25,940	81,071	68,123	6,406	1,368	333,902
Other	2,515	(3)	2,512	0.0	-	-	-	1,874	-	638	1,120
Corporate securities	10,597,394	(455,202)	10,142,192	3.9	5,919,740	510,136	144,853	879,782	1,126,245	1,561,436	10,377,516
Shares	3,478,749	(460,826)	3,017,923	1.2	3,017,923	-	-	-	-	-	2,568,199
Bank deposit certificates	177,169	(25)	177,144	0.1	34,794	33,182	32,917	-	75,505	746	39,942
Securitized real estate loans	65,812	(1,171)	64,641	0.0	-	-	-	-	-	64,641	33,796
Fund quotas	2,372,351	8,045	2,380,396	0.9	2,380,396	-	-	-	-	-	2,289,660
Credit rights	256,668	-	256,668	0.1	256,668	-	-	-	-	-	21,288
Fixed income	873,255	(27,790)	845,465	0.3	845,465	-	-	-	-	-	1,991,598
Variable income	1,242,428	35,835	1,278,263	0.5	1,278,263	-	-	-	-	-	276,774
Debentures	1,594,903	3,234	1,598,137	0.6	8,971	86,039	82,461	106,227	179,900	1,134,539	1,661,047
Eurobonds and other	722,231	(4,754)	717,477	0.3	87,498	312	125	264,341	60,288	304,913	720,972
Financial bills	2,095,176	(316)	2,094,860	0.8	387,243	390,603	29,350	508,627	763,256	15,781	2,987,328
Other	91,003	611	91,614	0.0	2,915	-	-	587	47,296	40,816	76,572
PGBL / VGBL fund quotas	181,627,600	-	181,627,600	70.2	181,627,600	-	-	-	-	-	163,347,726
Total	259,730,754	(958,877)	258,771,877	100.0	189,071,705	676,786	1,492,307	6,114,086	6,352,613	55,064,380	260,222,983
% per maturity term					73.0	0.3	0.6	2.4	2.5	21.2
Total – 09/30/2017	259,235,753	987,230	260,222,983	100.0	171,757,266	476,891	3,812,655	10,254,511	12,746,038	61,175,622
% per maturity term					65.9	0.2	1.5	4.0	4.9	23.5

At 09/30/2018, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Fund quotas fixed income without maturity (R$ 5,371 at 09/30/2017), Financial treasury bills income (R$ 8,175,553 at 09/30/2017) over 365 days, National trasury bils income R$ 3,691,697 over 365 days (R$ 7,077,837 at 09/30/2017) and National treasury bills income R$ 6,229,430 over 365 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	90

d)	Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	09/30/2018										09/30/2017
		Adjustments to
		market value
	Cost	(in stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	35,198,905	(457,016)	34,741,889	35.1	-	34	38,202	158,704	7,172,510	27,372,439	37,210,038
Financial treasury bills	232,197	(34)	232,163	0.2	-	-	-	-	215,762	16,401	563,961
National treasury bills	5,475,673	24,446	5,500,119	5.6	-	-	-	-	5,475,868	24,251	7,137,084
National treasury notes	15,987,480	(68,306)	15,919,174	16.0	-	34	-	158,704	392,520	15,367,916	17,216,317
National treasury / Securitization	180,295	17,186	197,481	0.2	-	-	-	-	-	197,481	226,483
Brazilian external debt bonds	13,323,260	(430,308)	12,892,952	13.1	-	-	38,202	-	1,088,360	11,766,390	12,066,193
Government securities - abroad	26,386,242	(145,015)	26,241,227	26.7	2,002,520	3,114,721	1,927,940	6,059,737	5,783,457	7,352,852	20,941,214
Argentina	178,797	(3,597)	175,200	0.2	87,204	87,933	63	-	-	-	199
Chile	7,458,684	(9,640)	7,449,044	7.6	244,700	28,538	49,616	185,137	2,275,088	4,665,965	6,516,498
Colombia	6,202,907	17,036	6,219,943	6.3	-	70,643	157,471	2,542,414	1,319,565	2,129,850	2,515,927
Korea	1,944,229	-	1,944,229	2.0	506,011	936,786	-	-	501,432	-	2,951,499
Denmark	492,518	-	492,518	0.5	-	492,518	-	-	-	-	2,282,335
Spain	3,079,731	-	3,079,731	3.1	-	671,476	-	994,234	1,414,021	-	2,934,431
United States	2,268,602	(26,015)	2,242,587	2.3	362,207	-	787,562	634,186	-	458,632	1,216,554
Mexico	2,381,506	(65,407)	2,316,099	2.3	531,522	624,954	519,555	640,068	-	-	-
Paraguay	1,692,685	(53,800)	1,638,885	1.7	268,947	189,419	181,380	828,738	170,401	-	1,497,465
Uruguay	686,353	(3,593)	682,760	0.7	1,929	12,454	232,293	234,960	102,950	98,174	1,026,131
Other	230	1	231	0.0	-	-	-	-	-	231	175
Corporate securities	38,381,532	(788,857)	37,592,675	38.2	1,624,841	1,341,877	1,632,575	3,841,696	8,396,583	20,755,103	36,171,598
Shares	448,768	26,249	475,017	0.5	475,017	-	-	-	-	-	646,870
Rural product note	4,102,611	(2,269)	4,100,342	4.2	148,375	249,793	283,968	450,402	214,592	2,753,212	1,901,673
Bank deposit certificate	503,032	(105)	502,927	0.5	344,847	41,006	58,582	58,377	115	-	1,250,038
Securitized real estate loans	1,472,910	(35,841)	1,437,069	1.5	-	-	-	-	-	1,437,069	1,917,089
Fund quotas	313,229	-	313,229	0.3	313,229	-	-	-	-	-	281,596
Debentures	23,675,277	(741,909)	22,933,368	23.3	40,692	255,609	316,132	1,912,241	6,020,057	14,388,637	20,082,429
Eurobonds and other	5,468,068	(43,172)	5,424,896	5.5	292,224	506,326	820,869	1,335,401	1,135,177	1,334,899	5,677,114
Financial bills	238,757	(113)	238,644	0.2	-	95,742	115,531	27,371	-	-	607,908
Promissory notes	1,550,884	15,284	1,566,168	1.6	10,457	151,731	37,493	57,904	1,026,642	281,941	3,524,488
Other	607,996	(6,981)	601,015	0.6	-	41,670	-	-	-	559,345	282,393
Total	99,966,679	(1,390,888)	98,575,791	100.0	3,627,361	4,456,632	3,598,717	10,060,137	21,352,550	55,480,394	94,322,850
% per maturity term					3.7	4.5	3.7	10.2	21.7	56.2
Total – 09/30/2017	93,231,413	1,091,437	94,322,850	100.0	2,193,669	4,456,825	6,056,324	7,843,349	14,814,141	58,958,542
% per maturity term					2.3	4.7	6.4	8.3	15.8	62.5

At September 30, 2018, at ITAÚ UNIBANCO HOLDING the portfolio is composed of Eurobonds, in the amount of R$ 2,780 with maturity from 181 to 365 (R$ 2,199 at 09/30/2017 over 365 days).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	91

e)	Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at 09/30/2018, not considered in results, is an impairment loss of R$ 382,798 (R$ 421,811 at 09/30/2017).

	09/30/2018									09/30/2017
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value	Carrying value	Market value
Government securities - domestic (1)	30,315,993	71.7	-	-	-	-	4,962,212	25,353,781	30,278,006	23,968,499	25,155,543
National treasury bills	3,786,830	9.0	-	-	-	-	3,786,830	-	3,762,208	8,894,997	9,001,393
National treasury notes	6,770,719	16.0	-	-	-	-	31,427	6,739,292	7,349,757	4,402,219	5,188,683
Brazilian external debt bonds	19,758,444	46.7	-	-	-	-	1,143,955	18,614,489	19,166,041	10,671,283	10,965,467
Government securities - abroad	436,314	1.0	123,284	33,475	65,112	199,218	33	15,192	436,474	420,750	426,719
Colombia	421,089	1.0	123,284	33,475	65,112	199,218	-	-	414,293	408,770	408,531
Uruguay	15,192	-	-	-	-	-	-	15,192	22,180	11,956	18,187
Other	33	-	-	-	-	-	33	-	1	24	1
Corporate securities	11,518,360	27.3	401,888	226,207	141,555	749,694	276,485	9,722,531	11,679,281	14,208,333	14,417,520
Bank deposit certificate	-	-	-	-	-	-	-	-	-	4	4
Securitized real estate loans	10,465,525	24.8	-	23,343	-	455,281	276,485	9,710,416	10,626,446	13,376,172	13,585,403
Debentures	6,228	-	-	-	-	-	-	6,228	6,228	8,729	8,729
Eurobonds and other	4,432	-	-	-	-	-	-	4,432	4,432	106,354	106,310
Other	1,042,175	2.5	401,888	202,864	141,555	294,413	-	1,455	1,042,175	717,074	717,074
Total (2)	42,270,667	100.0	525,172	259,682	206,667	948,912	5,238,730	35,091,504	42,393,761	38,597,582	39,999,782
% per maturity term			1.2	0.6	0.5	2.2	12.4	83.1
Total – 09/30/2017	38,597,582	100.0	491,171	238,430	9,099,242	354,183	2,553,547	25,861,009
% per maturity term			1.3	0.6	23.6	0.9	6.6	67.0

(1) Includes investments of Itaú Vida e Previdência S.A. in the amount of R$ 2,894,553 (R$ 2,638,968 at 09/30/2017).

(2) In order to reflect the current risk management strategy, in the period ended 06/30/2018, ITAÚ UNIBANCO HOLDING CONSOLIDATED changed the classification of Government Securities –Brazil, being R$ 3,707,489 for Available-for-Trading Securities and R$ 8,678,270 for Available-for-Sale Securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	92

f)	Derivative financial instruments

The globalization of the markets in recent years has resulted in a high level of sophistication of financial products used. As a result of this process, there has been increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAÚ UNIBANCO HOLDING CONSOLIDATED operate in the derivatives markets for meeting the growing needs of their clients, as well as enacting their risk management policy. This policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instrument business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meets the needs of the client.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING CONSOLIDATED with clients are neutralized in order to eliminate market risks.

The derivative contracts traded by the institution with clients in Brazil include swaps, forwards, options and futures contracts, which are registered at the B3. Overseas transactions are carried out with futures, forwards (onshore), options and swaps mostly listed on the Chicago, New York and London Exchanges. It should be emphasized that there are over-the-counter operations, but their risks are low compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded on stock exchanges.

The main risk factors of the derivatives, assumed at 09/30/2018, were related to the foreign exchange rate, interest rate, commodities, US Dollar coupon, Reference Rate coupon, LIBOR and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, through the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even in highly volatile situations.

Most derivatives included in the institution’s portfolio are traded on stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to the liquidity of a specific contract is identified. Derivatives typically valued in this way are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are valued based on this direct information. A substantial portion of the Brazilian government securities, highly-liquid international (public and private) securities and shares are in this situation.

For derivatives the prices of which are not directly disclosed by stock exchanges, fair prices are obtained based on pricing models which use market information, deducted based on the prices disclosed for higher liquidity assets. Interest and market volatility curves which provide input for the models are extracted from those prices. Over- the-counter derivatives, forward contracts and securities with limited liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 7,846,393 (R$ 9,013,115 at 09/30/2017) and was basically composed of government securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	93

I - Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	09/30/2018										09/30/2017
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Asset
Futures	-	-	-	0.0	-	-	-	-	-	-	227,411
Swaps - adjustment receivable	3,181,558	8,094,583	11,276,141	39.3	81,404	132,403	805,715	813,810	2,065,795	7,377,014	9,144,523
Option premiums	4,156,036	1,367,909	5,523,945	19.3	537,302	1,035,050	1,367,747	1,349,801	599,349	634,696	2,751,579
Forwards (onshore)	6,073,824	(645)	6,073,179	21.2	5,050,769	639,046	292,356	90,272	736	-	3,347,408
Credit derivatives - Financial institutions	133,714	56,003	189,717	0.7	-	1,487	333	3,005	13,869	171,023	174,899
NDF - Non Deliverable Forward	4,218,575	273,871	4,492,446	15.7	1,155,801	974,841	1,085,953	872,519	332,326	71,006	3,893,422
Target flow of swap - Companies	9,226	151,932	161,158	0.6	-	-	528	13,389	-	147,241	5,043
Other derivative financial instruments	226,281	698,702	924,983	3.2	591,583	15,358	6,321	16,844	14,502	280,375	118,330
Total	17,999,214	10,642,355	28,641,569	100.0	7,416,859	2,798,185	3,558,953	3,159,640	3,026,577	8,681,355	19,662,615
% per maturity term					25.9	9.8	12.4	11.0	10.6	30.3
Total - 09/30/2017	14,088,815	5,573,800	19,662,615	100.0	4,187,885	2,308,793	1,748,062	2,258,883	2,546,531	6,612,461
% per maturity term					21.3	11.7	8.9	11.5	13.0	33.6

	09/30/2018										09/30/2017
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Liabilities
Swaps - difference payable	(9,555,927)	(7,096,058)	(16,651,985)	52.3	(471,493)	(804,851)	(1,937,065)	(1,609,718)	(4,744,326)	(7,084,532)	(13,158,208)
Option premiums	(3,744,334)	(1,182,273)	(4,926,607)	15.5	(568,252)	(856,810)	(1,309,463)	(1,225,009)	(608,201)	(358,872)	(2,233,401)
Forwards (onshore)	(4,560,643)	4,448	(4,556,195)	14.3	(4,556,195)	-	-	-	-	-	(2,500,370)
Credit derivatives - Financial institutions	(132,999)	(16,717)	(149,716)	0.5	-	(41)	(100)	(792)	(4,867)	(143,916)	(70,275)
NDF - Non Deliverable Forward	(5,176,673)	(90,338)	(5,267,011)	16.5	(1,421,095)	(981,988)	(1,566,174)	(561,321)	(316,906)	(419,527)	(3,445,463)
Target flow of swap	(127,384)	(50,690)	(178,074)	0.6	-	-	-	(20,979)	-	(157,095)	(64,247)
Other derivative financial instruments	(11,226)	(86,356)	(97,582)	0.3	(82)	(25,742)	(2,865)	(6,044)	(11,877)	(50,972)	(90,440)
Total	(23,309,186)	(8,517,984)	(31,827,170)	100.0	(7,017,117)	(2,669,432)	(4,815,667)	(3,423,863)	(5,686,177)	(8,214,914)	(21,562,404)
% per maturity term					22.0	8.4	15.1	10.8	17.9	25.8
Total - 09/30/2017	(16,693,354)	(4,869,050)	(21,562,404)	100.0	(3,341,146)	(1,559,877)	(1,038,465)	(2,330,333)	(4,233,293)	(9,059,290)
% per maturity term					15.5	7.3	4.8	10.8	19.6	42.0

The result of derivative financial instruments in the period totals R$ (785,164) ( R$ 2,980,833 at 09/30/2017).

At ITAÚ UNIBANCO HOLDING, the market values related to Swap contract positions involving asset position totaled R$ 2,691,687 (R$ 24,231 at September 30, 2017), involving Foreign Currency R$ 2,019,801 (R$ 23,834 at September 30, 2017) and interest R$ 671,886 (R$ 397 at 09/30/2017),and are distributed over 365 days, in the liabilities position totaled (R$ (1,583,277) (R$ (5,255,761) at 09/30/2017), involving Foreign Currency R$ (927) (R$ (1,785) at 09/30/2017) and are distributed over 365 days and involving Interest R$ (1,582,350) from 31 to 90 days, from 91 to 180 days (R$ (1,493,466) at 09/30/2017), over 365 days (R$ (3,760,530 at 09/30/2017), option contracts involved Securities in asset position totaled R$ 75,388 (R$ 23,156 at 09/30/2017) distributed over 365 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	94

II - Derivatives by index

	Memorandum account / Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustment to market value (in results / stockholders'	Market value
	09/30/2018	09/30/2017	09/30/2018	09/30/2018	09/30/2018	09/30/2017
Futures contracts	640,439,448	569,223,848	-	-	-	227,411
Purchase commitments	390,347,087	259,466,710	-	-	-	227,411
Shares	13,613,970	11,544,028	-	-	-	(3,176)
Commodities	301,900	135,469	-	-	-	671
Interest	344,879,454	215,230,248	-	-	-	56,675
Foreign currency	31,551,763	32,556,965	-	-	-	173,241
Commitments to sell	250,092,361	309,757,138	-	-	-	-
Shares	17,088,210	11,133,046	-	-	-	-
Commodities	214,550	272,820	-	-	-	-
Interest	201,025,966	246,045,799	-	-	-	-
Foreign currency	31,763,635	52,305,473	-	-	-	-
Swap contracts			(6,374,369)	998,525	(5,375,844)	(4,013,685)
Asset position	994,782,356	785,148,821	3,181,558	8,094,583	11,276,141	9,144,523
Shares	174,327	335,584	-	-	-	1,231
Commodities	12,410	-	11	46	57	-
Interest	982,256,483	773,390,400	1,850,048	7,967,369	9,817,417	8,134,202
Foreign currency	12,339,136	11,422,837	1,331,499	127,168	1,458,667	1,009,090
Liability position	994,782,356	785,148,821	(9,555,927)	(7,096,058)	(16,651,985)	(13,158,208)
Shares	915,782	688,501	(12,322)	2,205	(10,117)	(1,723)
Commodities	-	453	-	-	-	(28)
Interest	967,564,085	764,283,446	(6,426,412)	(7,130,711)	(13,557,123)	(12,726,860)
Foreign currency	26,302,489	20,176,421	(3,117,193)	32,448	(3,084,745)	(429,597)
Option contracts	1,999,794,762	1,010,623,754	411,702	185,636	597,338	518,178
Purchase commitments - long	341,982,821	169,836,032	2,404,379	1,602,661	4,007,040	1,172,247
Shares	9,899,852	6,817,628	336,032	567,935	903,967	784,075
Commodities	436,379	474,801	13,577	1,218	14,795	38,044
Interest	279,214,706	128,817,700	253,065	(12,480)	240,585	70,863
Foreign currency	52,431,884	33,725,903	1,801,705	1,045,988	2,847,693	279,265
Commitments to sell - long position	684,129,242	363,171,476	1,751,657	(234,752)	1,516,905	1,579,332
Shares	11,823,765	10,391,793	416,847	104,844	521,691	314,552
Commodities	552,229	228,214	18,547	(9,583)	8,964	4,080
Interest	633,443,809	323,928,993	336,267	225,507	561,774	419,499
Foreign currency	38,309,439	28,622,476	979,996	(555,520)	424,476	841,201
Purchase commitments - short	220,877,148	102,270,521	(1,930,648)	(1,285,499)	(3,216,147)	(782,649)
Shares	11,135,259	4,913,890	(183,579)	(435,588)	(619,167)	(422,357)
Commodities	601,962	225,433	(19,130)	(6,803)	(25,933)	(23,002)
Interest	154,470,813	66,456,362	(157,937)	56,616	(101,321)	(18,021)
Foreign currency	54,669,114	30,674,836	(1,570,002)	(899,724)	(2,469,726)	(319,269)
Commitments to sell - short position	752,805,551	375,345,725	(1,813,686)	103,226	(1,710,460)	(1,450,752)
Shares	9,643,643	10,059,087	(254,102)	(123,127)	(377,229)	(248,282)
Commodities	395,094	313,343	(13,040)	6,579	(6,461)	(4,460)
Interest	701,867,012	338,832,067	(493,093)	(269,347)	(762,440)	(449,758)
Foreign currency	40,899,802	26,141,228	(1,053,451)	489,121	(564,330)	(748,252)
Forward contracts	14,717,389	6,753,579	1,513,181	3,803	1,516,984	847,038
Purchases receivable	2,078,763	1,087,107	2,077,958	(2,346)	2,075,612	1,095,134
Shares	11,537	71,102	11,438	(199)	11,239	70,054
Interest	2,067,226	1,016,005	2,066,520	(2,147)	2,064,373	1,025,080
Purchases payable	-	-	(2,035,393)	-	(2,035,393)	(995,153)
Shares	-	-	(766)	-	(766)	(1,844)
Interest	-	-	(2,034,627)	-	(2,034,627)	(993,309)
Sales receivable	7,141,859	757,264	3,995,866	1,701	3,997,567	2,252,274
Shares	1,522,833	757,264	1,503,284	1,637	1,504,921	749,254
Interest	-	-	2,492,582	-	2,492,582	1,503,020
Foreign currency	5,619,026	-	-	64	64	-
Sales deliverable	5,496,767	4,909,208	(2,525,250)	4,448	(2,520,802)	(1,505,217)
Shares	777	864	(777)	1	(776)	(970)
Interest	2,493,803	1,504,614	(2,524,473)	4,448	(2,520,025)	(1,503,675)
Foreign currency	3,002,187	3,403,730	-	(1)	(1)	(572)
Credit derivatives	8,922,028	12,014,098	715	39,286	40,001	104,624
Asset position	4,614,043	7,436,591	133,714	56,003	189,717	174,899
Shares	1,824,726	1,877,955	42,699	69,407	112,106	77,185
Interest	2,649,180	5,558,636	85,061	(13,308)	71,753	97,714
Foreign currency	140,137	-	5,954	(96)	5,858	-
Liability position	4,307,985	4,577,507	(132,999)	(16,717)	(149,716)	(70,275)
Shares	1,286,041	493,511	(50,413)	(21,344)	(71,757)	(13,267)
Interest	3,021,944	4,083,996	(82,586)	4,627	(77,959)	(57,008)
NDF - Non Deliverable Forward	249,004,897	282,618,526	(958,098)	183,533	(774,565)	447,959
Asset position	121,341,367	150,263,773	4,218,575	273,871	4,492,446	3,893,422
Commodities	148,028	86,564	17,293	(751)	16,542	9,564
Foreign currency	121,193,339	150,177,209	4,201,282	274,622	4,475,904	3,883,858
Liability position	127,663,530	132,354,753	(5,176,673)	(90,338)	(5,267,011)	(3,445,463)
Commodities	118,108	196,985	(15,087)	476	(14,611)	(16,581)
Foreign currency	127,545,422	132,157,768	(5,161,586)	(90,814)	(5,252,400)	(3,428,882)
Target flow of swap	2,768,509	285,045	(118,158)	101,242	(16,916)	(59,204)
Asset position	254,057	175,045	9,226	151,932	161,158	5,043
Interest	10,000	-	259	127,482	127,741	-
Foreign currency	244,057	175,045	8,967	24,450	33,417	5,043
Liability position	2,514,452	110,000	(127,384)	(50,690)	(178,074)	(64,247)
Interest	1,313,282	110,000	(27,214)	(7,513)	(34,727)	(64,247)
Foreign currency	1,201,170	-	(100,170)	(43,177)	(143,347)	-
Other derivative financial instruments	5,511,241	5,079,649	215,055	612,346	827,401	27,890
Asset position	4,120,092	2,661,723	226,281	698,702	924,983	118,330
Shares	371,155	395,198	20,530	10,511	31,041	30,728
Interest	3,717,506	1,787,679	207,851	76,931	284,782	78,319
Foreign currency	31,431	478,846	(2,100)	611,260	609,160	9,283
Liability position	1,391,149	2,417,926	(11,226)	(86,356)	(97,582)	(90,440)
Shares	1,200,372	1,661,400	(11,051)	(52,763)	(63,814)	(80,636)
Interest	91,663	340,169	(1,050)	(6,265)	(7,315)	(4,797)
Foreign currency	99,114	416,357	875	(27,328)	(26,453)	(5,007)
		ASSET	17,999,214	10,642,355	28,641,569	19,662,615
		LIABILITY	(23,309,186)	(8,517,984)	(31,827,170)	(21,562,404)
		TOTAL	(5,309,972)	2,124,371	(3,185,601)	(1,899,789)

Derivatives contracts mature as follows (in days)

Memorandum account / notional amount	0 - 30	31 - 180	181 - 365	Over 365	09/30/2018	09/30/2017
Futures	231,015,892	262,136,968	35,937,047	111,349,541	640,439,448	569,223,848
Swaps	16,172,699	168,732,528	105,145,991	704,731,138	994,782,356	785,148,821
Options	884,038,234	738,490,736	322,148,521	55,117,271	1,999,794,762	1,010,623,754
Forwards (onshore)	8,058,076	6,562,645	95,862	806	14,717,389	6,753,579
Credit derivatives	-	1,450,733	616,953	6,854,342	8,922,028	12,014,098
NDF - Non Deliverable Forward	72,073,574	121,750,408	36,231,118	18,949,797	249,004,897	282,618,526
Target flow of swap	-	817	228,841	2,538,851	2,768,509	285,045
Other derivative financial instruments	-	689,829	539,773	4,281,639	5,511,241	5,079,649

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	95

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	09/30/2018
	Futures	Swaps	Options	Forwards (onshore)	Credit derivatives	NDF - Non Deliverable Forward	Target flow of swap	Other derivative financial instruments
B3	528,180,661	19,390,477	1,848,917,649	10,154,816	-	48,252,225	-	-
Over-the-counter market	112,258,787	975,391,879	150,877,113	4,562,573	8,922,028	200,752,672	2,768,509	5,511,241
Financial institutions	111,889,455	739,677,718	107,191,108	35,027	8,921,227	124,139,048	-	3,015,566
Companies	369,332	148,068,510	43,255,640	4,527,546	801	76,203,413	2,768,509	2,495,675
Individuals	-	87,645,651	430,365	-	-	410,211	-	-
Total	640,439,448	994,782,356	1,999,794,762	14,717,389	8,922,028	249,004,897	2,768,509	5,511,241
Total – 09/30/2017	569,223,848	785,148,821	1,010,623,754	6,753,579	12,014,098	282,618,526	285,045	5,079,649

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	96

IV - Credit derivatives

See below the composition of the Credit Derivatives (assets and liabilities) portfolio stated at their notional amounts, and their effect on the calculation of Required Reference Equity.

	09/30/2018				09/30/2017
	Notional amount	Notional amount of credit		Notional amount of	Notional amount of credit
	of credit	protection purchased with		credit protection	protection purchased with
	protection sold	identical underlying amount	Net position	sold	identical underlying amount	Net position
Credit swaps	(7,092,846)	1,829,182	(5,263,664)	(7,174,398)	4,839,700	(2,334,698)
Total	(7,092,846)	1,829,182	(5,263,664)	(7,174,398)	4,839,700	(2,334,698)

The effect on the reference equity (Note 3) was R$ 46,092 (R$ 45,632 at 09/30/2017).

During the period, there was no occurrence of a credit event as defined in the agreements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	97

V - Hedge accounting

The effectiveness computed for the hedge portfolio was in conformity with the provisions of BACEN Circular nº. 3,082 of January 30, 2002, and the following hedge accounting structures are established:

I)	Cash flow - the purpose of this hedge of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to hedge cash flows of interest receipt and payment (CDB / Syndicated Loans / Assets Transactions / Funding and agreements to resell) and exposures to future exchange rate (anticipated transactions and unrecognized firm commitments) related to its variable interest rate risk (CDI / LIBOR/UF*/TPM*/Selic), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI CETIP Over, LIBOR/ UF*/ TPM* / Selic and foreign exchange rate.

*UF (Chilean Unit of Account) / TPM (Monetary Policy Rate).

	09/30/2018			09/30/2017
	Hedge Instrument		Hedge assets	Hedge Instruments		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value	Nominal value	Adjustment to market value (*)	Book value
Hedge of deposits and securities purchased under agreements to resell	30,230,484	(2,444,997)	29,350,964	73,452,219	(4,404,924)	70,799,533
Hedge of syndicated loan	-	-	-	1,267,200	(5,692)	1,267,200
Hedge of highly probable forecast transactions	13,193,297	(25,504)	13,165,090	249,631	(9,313)	236,451
Hedge of assets transactions	7,789,604	160,387	7,629,121	23,496,496	660,143	22,836,025
Hedge of Asset-backed Securities under Repurchase Agreements	36,960,604	(5,243)	36,209,216	29,618,694	707,932	28,937,245
Hedge of UF - denominated assets	13,131,350	(65,937)	13,299,320	9,240,838	2,469	9,240,838
Hedge of funding	3,326,655	(2,726)	3,317,291	5,018,508	38,496	5,018,508
Hedge of loan operations	292,608	3,929	297,784	1,031,178	(38,404)	1,031,178
Total		(2,380,091)			(3,049,293)

(*) Recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

The gains or losses related to the accounting hedge of cash flows that ITAÚ UNIBANCO HOLDING CONSOLIDADO expect to recognize in results in the following 12 months amount to R$ (1,697,969) (R$ (1,524,891) at 09/30/2017).In the period ended was recognized amount of R$ (213,682) in result.

To hedge future cash flows of highly probable forecast transactions, arising from futures contracts in foreign currency, against exposure to future exchange rate, ITAÚ UNIBANCO HOLDING CONSOLIDATED negotiated DDI Futures contracts and Dollar Purchase Options on B3; NDF (Non Deliverable Forward) contracts and currency swaps traded in the over-the-counter market.

To hedge future cash flows of futures receipts and payments against exposure to variable interest rate (CDI / LIBOR / TPM / UF / Selic), ITAÚ UNIBANCO HOLDING CONSOLIDATED negotiated DI futures contracts on B3, interest rate swap and Euro-Dollar Futures on Chicago Stock Exchange.

II)	Market risk –The hedging strategies against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consist of hedge of exposure to variation in market risk, in interest receipts, which are attributable to changes in interest rates related to recognized assets and liabilities.

	09/30/2018
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value	Adjustment to market value (*)
Hedge of loan operations	7,384,776	(37,640)	7,384,776	36,755
Hedge of available-for-sale securities	4,748,579	59,745	4,746,609	(56,516)
Hedge of funding	11,016,179	(37,935)	11,016,179	34,932
Total		(15,830)		15,171

	09/30/2017
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value	Adjustment to market value (*)
Hedge of loan operations	5,450,666	(73,215)	5,450,666	72,502
Hedge of available-for-sale securities	469,365	(29,197)	469,365	30,829
Hedge of syndicated loan	760,480	470	760,480	(470)
Hedge of funding	10,916,599	32,386	10,916,599	(25,429)
Total		(69,556)		77,432

(*) Recorded under heading Results from Securities and Derivative Financial Instruments.

To protect against market risk variation upon receipt and payment of interest, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate swap contracts. Hedge items refer to prefixed assets and liabilities denominated in Chilean Unit of Account – CLF, and denominated in Euros and dollars, issued by subsidiaries in Chile, London and Colombia, respectively, maturing between 2018 and 2035.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	98

III)	Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING CONSOLIDATED's strategy of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

	09/30/2018			09/30/2017
	Hedge instrument		Hedge assets	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value	Nominal value	Adjustment to market value	Book value
Hedge of net investment in foreign operations (*)	28,922,572	(6,905,088)	15,576,952	21,062,579	(2,040,014)	12,091,248
Total		(6,905,088)			(2,040,014)

(*) Recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

To hedge the changes of future cash flows of exchange variation of net investments in foreign operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses DDI Futures contracts traded on B3, Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

IV)	We present below the maturity terms of cash flow hedge, market risk hedge strategies and Hedge of net investiment in foreign operations:

	09/30/2018
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	12,713,844	7,408,470	4,027,623	128,693	4,504,187	1,447,667	-	30,230,484
Hedge of highly probable anticipated transactions	127,600	13,065,697	-	-	-	-	-	13,193,297
Hedge of loans	6,466,914	-	1,322,690	-	-	-	-	7,789,604
Hedge of assets denominated in UF	13,070,851	-	-	60,499	-	-	-	13,131,350
Hedge of funding (Cash flow)	2,070,270	974,141	30,480	-	-	251,764	-	3,326,655
Hedge of loan operations (Cash flow)	-	30,480	60,960	170,688	30,480	-	-	292,608
Hedge of loan operations (Market risk)	151,112	1,396,633	1,714,065	1,714,484	414,148	788,453	1,205,881	7,384,776
Hedge of funding (Market risk)	2,219,834	779,413	333,542	426,720	422,243	4,299,508	2,534,919	11,016,179
Hedge of available-for-sale securities	4,431,977	-	-	-	-	316,602	-	4,748,579
Asset-backed securities under repurchase agreements	26,537,400	5,703,500	1,424,435	-	3,295,269	-	-	36,960,604
Hedge of net investment in foreign operations (*)	28,922,572	-	-	-	-	-	-	28,922,572
Total	96,712,374	29,358,334	8,913,795	2,501,084	8,666,327	7,103,994	3,740,800	156,996,708

(*) Classified as current, since instruments are frequently renewed.

	09/30/2017
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	36,112,495	12,069,457	8,836,020	14,483,218	141,001	1,810,028	-	73,452,219
Hedge of syndicated loan	1,267,200	-	-	-	-	-	-	1,267,200
Hedge of highly probable anticipated transactions	155,969	93,662	-	-	-	-	-	249,631
Hedge of loans	16,232,337	6,026,776	-	1,237,383	-	-	-	23,496,496
Hedge of assets denominated in UF	7,389,478	1,567,713	235,057	24,795	23,795	-	-	9,240,838
Hedge of funding (Cash flow)	1,516,462	689,797	711,121	789,969	483,998	827,161	-	5,018,508
Hedge of loan operations (Cash flow)	-	-	24,795	49,590	138,852	817,941	-	1,031,178
Hedge of loan operations (Market risk)	243,408	195,378	404,248	1,236,930	1,405,410	600,354	1,364,938	5,450,666
Hedge of loan operations (Market risk)	-	760,480	-	-	-	-	-	760,480
Hedge of funding (Market risk)	2,897,327	3,575,723	606,448	342,461	-	1,150,105	2,344,535	10,916,599
Hedge of available-for-sale securities	-	-	216,879	-	-	252,486	-	469,365
Asset-backed securities under repurchase agreements	152,588	24,725,060	3,951,900	571,100	-	218,046	-	29,618,694
Hedge of net investment in foreign operations (*)	21,062,579	-	-	-	-	-	-	21,062,579
Total	87,029,843	49,704,046	14,986,468	18,735,446	2,193,056	5,676,121	3,709,473	182,034,453

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	99

g)	Sensitivity analysis (trading and banking portfolios)

In compliance with CVM Instruction nº. 475, ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis by market risk factors considered relevant. The biggest losses arising, by risk factor, in each scenario, were stated together with their impact on the results, net of tax effects, by providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio shown in this report are an evaluation of a static position of the portfolio exposure and, therefore, do not consider management’s quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity to significant losses. In addition, the study's sole purpose is to disclose the exposure to risk and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Trading portfolio	Exposures	09/30/2018 (*)
		Scenarios
Risk factors	Risk of variations in:	I	II	III
Interest Rate	Fixed Income Interest Rates in Reais	(144)	(41,833)	(105,435)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(218)	(28,997)	(68,912)
Foreign Exchange Rates	Prices of Foreign Currencies	(399)	(64,164)	(3,716)
Price Index Linked	Interest of Inflation coupon	(137)	(15,435)	(32,423)
TR	TR Linked Interest Rates	-	-	(1)
Equities	Prices of Equities	541	(2,689)	(15,043)
Other	Exposures that do not fall under the definitions above	(49)	(5,467)	(19,661)
Total		(406)	(158,585)	(245,191)

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	09/30/2018 (*)
		Scenarios
Risk factors	Risk of variations in:	I	II	III
Interest Rate	Fixed Income Interest Rates in Reais	(5,791)	(1,215,750)	(2,414,640)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(2,444)	(290,005)	(563,546)
Foreign Exchange Rates	Prices of Foreign Currencies	(737)	(73,224)	(20,303)
Price Index Linked	Interest of Inflation coupon	(1,650)	(169,953)	(338,060)
TR	TR Linked Interest Rates	384	(102,459)	(245,361)
Equities	Prices of Equities	3,607	(77,811)	(165,287)
Other	Exposures that do not fall under the definitions above	(31)	171	(11,357)
Total		(6,662)	(1,929,031)	(3,758,554)

 (*) Amounts net of tax effects.

The following scenarios are used to measure the sensitivity:

•	Scenario I: Addition of 1 base point in interest fixed rates, currency coupon, inflation and interest rate index, and 1 percentage point in currency and share prices;

•	Scenario II: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, for both growth and decline, considering the highest possible resulting losses per risk factor;

•	Scenario III: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, for both growth and decline, considering the highest possible resulting losses per risk factor.

Derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	100

Note 7 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

	09/30/2018										09/30/2017
Risk levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	229,261,730	108,698,016	44,005,916	22,593,102	10,260,996	4,559,271	6,021,033	6,221,078	10,770,549	442,391,691	392,432,247
Loans and discounted trade receivables	96,337,896	88,254,418	32,661,930	19,374,083	8,262,456	3,664,353	4,430,762	3,581,632	9,509,016	266,076,546	232,224,208
Financing	56,945,755	13,329,122	8,764,524	2,081,181	1,343,784	409,612	762,325	2,295,256	787,681	86,719,240	80,168,467
Farming and agribusiness financing	7,921,851	841,648	399,136	36,452	67,550	74,941	732	2,153	27,290	9,371,753	8,443,624
Real estate financing	68,056,228	6,272,828	2,180,326	1,101,386	587,206	410,365	827,214	342,037	446,562	80,224,152	71,595,948

Lease operations	1,779,874	4,416,055	1,216,767	349,864	156,380	36,548	175,998	43,704	116,370	8,291,560	7,540,995

Credit card operations	312,272	63,697,755	2,948,531	2,526,528	922,004	626,331	647,185	518,867	2,910,923	75,110,396	62,542,024

Advance on exchange contracts (1)	2,292,605	1,017,166	257,563	76,323	64,471	19,346	32,553	47,499	43,590	3,851,116	4,231,179

Other sundry receivables (2)	9,571	452,573	420	20,314	1,412	174,986	45,355	1,122	169,393	875,146	1,084,503

Total operations with credit granting characteristics	233,656,052	178,281,565	48,429,197	25,566,131	11,405,263	5,416,482	6,922,124	6,832,270	14,010,825	530,519,909	467,830,948
Financial Guarantees Provided (3)										69,585,299	71,253,053
Total with Financial Guarantees Provided	233,656,052	178,281,565	48,429,197	25,566,131	11,405,263	5,416,482	6,922,124	6,832,270	14,010,825	600,105,208	539,084,001
Total – 09/30/2017	197,343,891	160,257,582	45,760,257	20,299,393	10,010,592	8,639,988	7,346,136	4,499,479	13,673,630	467,830,948

(1)	Includes Advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a);

(2)	Includes Securities and credits receivable, Debtors for purchase of assets and Financial Guarantees Provided paid;

(3)	Recorded in Memorandum Accounts.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	101

II – By maturity and risk level

	09/30/2018										09/30/2017
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations (1) (2)
Falling due installments	-	-	1,974,904	1,790,988	1,280,393	1,140,277	1,367,362	1,816,598	3,672,744	13,043,266	13,195,490
01 to 30	-	-	66,804	70,647	51,748	54,794	44,447	42,134	164,625	495,199	548,091
31 to 60	-	-	50,910	51,567	39,470	32,048	35,219	49,974	129,207	388,395	446,322
61 to 90	-	-	63,390	50,462	40,334	30,029	37,893	45,974	122,236	390,318	458,368
91 to 180	-	-	143,986	145,708	115,510	97,692	96,245	223,328	354,421	1,176,890	1,212,351
181 to 365	-	-	241,928	250,180	205,607	178,837	173,838	212,053	620,949	1,883,392	2,017,054
Over 365	-	-	1,407,886	1,222,424	827,724	746,877	979,720	1,243,135	2,281,306	8,709,072	8,513,304
Overdue installments	-	-	1,297,963	1,176,810	1,043,989	988,990	1,186,337	1,410,311	6,015,194	13,119,594	12,156,871
01 to 14	-	-	7,669	31,263	24,582	16,672	20,041	27,307	66,818	194,352	181,476
15 to 30	-	-	1,045,044	164,470	105,411	49,200	45,107	45,929	132,419	1,587,580	1,534,709
31 to 60	-	-	245,250	780,956	203,767	120,321	106,791	97,161	221,770	1,776,016	1,629,366
61 to 90	-	-	-	169,152	636,497	200,811	168,992	193,523	275,257	1,644,232	1,458,460
91 to 180	-	-	-	30,969	73,732	552,508	769,688	934,239	1,067,514	3,428,650	3,410,601
181 to 365	-	-	-	-	-	49,478	75,718	112,152	4,018,480	4,255,828	3,829,747
Over 365	-	-	-	-	-	-	-	-	232,936	232,936	112,512
Subtotal	-	-	3,272,867	2,967,798	2,324,382	2,129,267	2,553,699	3,226,909	9,687,938	26,162,860	25,352,361
Specific allowance	-	-	(32,729)	(89,034)	(232,438)	(638,780)	(1,276,850)	(2,258,836)	(9,687,938)	(14,216,605)	(13,786,495)
Subtotal - 09/30/2017	-	-	3,008,836	3,109,180	2,462,145	2,062,276	2,367,071	2,427,183	9,915,670	25,352,361
	Non-overdue operations
Falling due installments	232,997,605	176,631,692	44,701,851	22,256,126	8,962,635	3,238,305	4,325,280	3,583,903	4,241,381	500,938,778	439,559,997
01 to 30	16,686,499	39,263,115	6,352,205	3,055,656	1,340,130	377,652	221,203	193,072	540,406	68,029,938	61,087,718
31 to 60	18,756,409	16,444,001	3,003,989	1,176,033	527,675	144,730	131,165	36,841	301,477	40,522,320	35,911,554
61 to 90	11,920,253	11,873,901	2,762,221	919,386	495,091	114,107	151,360	401,960	804,045	29,442,324	23,348,872
91 to 180	21,541,314	23,098,663	5,575,984	1,675,347	566,245	364,816	268,319	191,775	290,034	53,572,497	45,301,169
181 to 365	29,995,112	21,479,072	6,432,704	2,619,179	1,051,774	377,201	371,342	312,242	591,195	63,229,821	55,241,221
Over 365	134,098,018	64,472,940	20,574,748	12,810,525	4,981,720	1,859,799	3,181,891	2,448,013	1,714,224	246,141,878	218,669,463
Overdue up to 14 days	658,447	1,649,873	454,479	342,207	118,246	48,910	43,145	21,458	81,506	3,418,271	2,918,590
Subtotal	233,656,052	178,281,565	45,156,330	22,598,333	9,080,881	3,287,215	4,368,425	3,605,361	4,322,887	504,357,049	442,478,587
Generic allowance	-	(891,408)	(451,563)	(677,950)	(908,088)	(986,165)	(2,184,212)	(2,523,753)	(4,322,887)	(12,946,026)	(12,170,767)
Subtotal - 09/30/2017	197,343,891	160,257,582	42,751,421	17,190,213	7,548,447	6,577,712	4,979,065	2,072,296	3,757,960	442,478,587
Grand total	233,656,052	178,281,565	48,429,197	25,566,131	11,405,263	5,416,482	6,922,124	6,832,270	14,010,825	530,519,909	467,830,948
Existing allowance	-	(891,408)	(484,292)	(766,984)	(1,140,526)	(3,180,259)	(6,921,432)	(6,831,587)	(14,010,825)	(35,496,307)	(36,629,564)
Minimum allowance required	-	(891,408)	(484,292)	(766,984)	(1,140,526)	(1,624,945)	(3,461,062)	(4,782,589)	(14,010,825)	(27,162,631)	(25,957,262)
Additional allowance included
Financial Guarantees Provided	-	-	-	-	-	(1,555,314)	(3,460,370)	(2,048,998)	-	(8,333,676)	(10,672,302)
Financial Guarantees Provided (6)	-	-	-	-	-	-	-	-	-	(1,268,994)	(1,927,314)
Additional allowance (3)	-	-	-	-	-	(1,555,314)	(3,460,370)	(2,048,998)	-	(7,064,682)	(8,744,988)
Existing allowance	-	(891,408)	(484,292)	(766,984)	(1,140,526)	(4,449,253)	(6,921,432)	(6,831,587)	(14,010,825)	(35,496,307)	(36,629,564)
Provision - delay(4)	-	-	(32,729)	(78,190)	(162,073)	(385,624)	(732,816)	(1,241,869)	(7,526,278)	(10,159,579)	(9,993,161)
Provision - aggravated(5)	-	(15,029)	(11,289)	(95,172)	(438,134)	(847,418)	(2,083,285)	(2,003,744)	(4,923,843)	(10,417,914)	(9,666,862)
Provision - potencial(3)	-	(876,379)	(440,274)	(593,622)	(540,319)	(3,216,211)	(4,105,331)	(3,585,974)	(1,560,704)	(14,918,814)	(16,969,541)
Grand total - 09/30/2017	197,343,891	160,257,582	45,760,257	20,299,393	10,010,592	8,639,988	7,346,136	4,499,479	13,673,630	467,830,948
Existing allowance	-	(801,288)	(457,602)	(608,981)	(1,001,060)	(6,315,258)	(7,345,402)	(4,499,029)	(13,673,630)	(36,629,564)
Minimum allowance required	-	(801,288)	(457,602)	(608,981)	(1,001,060)	(2,591,997)	(3,673,069)	(3,149,635)	(13,673,630)	(25,957,262)
Additional allowance included
Financial Guarantees Provided	-	-	-	-	-	(3,723,261)	(3,672,333)	(1,349,394)	-	(10,672,302)
Financial Guarantees Provided (6)	-	-	-	-	-	-	-	-	-	(1,927,314)
Additional allowance (3)	-	-	-	-	-	(3,723,261)	(3,672,333)	(1,349,394)	-	(8,744,988)
Existing allowance	-	(801,288)	(457,602)	(608,981)	(1,001,060)	(8,242,572)	(7,345,402)	(4,499,029)	(13,673,630)	(36,629,564)
Provision - delay(4)	-	-	(30,088)	(81,416)	(173,836)	(375,404)	(699,833)	(1,082,640)	(7,549,944)	(9,993,161)
Provision - aggravated(5)	-	(15,993)	(11,052)	(102,183)	(297,793)	(1,243,542)	(1,794,569)	(1,443,853)	(4,757,877)	(9,666,862)
Provision - potencial(3)	-	(785,295)	(416,462)	(425,382)	(529,431)	(6,623,626)	(4,851,000)	(1,972,536)	(1,365,809)	(16,969,541)
(1)	Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy;

(2)	The balance of non-accrual operations amounts to R$ 18,778,534 (R$ 17,891,440 at 09/30/2017);

(3)	Related to expected and potential loss;

(4)	Provisions for delay, as required by BACEN, related to the minimum provision required for overdue operations, in accordance with CMN Resolution nº. 2,682/1999;

(5)	Provisions for credits with aggravation of risk above the minimum required by BACEN for overdue operations and also provisions for credits that were renegotiated;

(6)	Provision for financial guarantees provided, recorded in liabilities in accordance with Resolution nº. 4,512/2016 of the National Monetary Council (CMN) and Circular Letter nº. 3,782/2016.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	102

III – By business sector

	09/30/2018%		09/30/2017%
Public Sector	2,601,270	0.5%	2,402,833	0.5%
Energy	1,087,757	0.2%	610,689	0.1%
Petrochemical and chemical	1,139,445	0.2%	1,362,364	0.3%
Sundry	374,068	0.1%	429,780	0.1%
Private sector	527,918,639	99.5%	465,428,115	99.5%
Companies	265,286,487	50.0%	236,693,313	50.6%
Sugar and alcohol	6,220,038	1.2%	7,382,877	1.6%
Agribusiness and fertilizers	16,680,924	3.1%	14,291,845	3.1%
Food and beverage	13,888,904	2.6%	11,077,820	2.4%
Banks and other financial institutions	8,191,626	1.5%	7,638,541	1.6%
Capital assets	4,503,437	0.8%	4,350,926	0.9%
Pulp and paper	2,022,566	0.4%	2,785,432	0.6%
Publishing and printing	1,014,591	0.2%	882,221	0.2%
Electronic and IT	4,123,484	0.8%	3,635,602	0.8%
Packaging	2,263,891	0.4%	1,885,513	0.4%
Energy and sewage	8,782,986	1.7%	9,214,215	2.0%
Education	2,118,747	0.4%	1,680,237	0.4%
Pharmaceuticals and cosmetics	5,147,755	1.0%	4,416,529	0.9%
Real estate agents	19,034,050	3.6%	19,846,894	4.2%
Entertainment and tourism	4,812,827	0.9%	4,179,601	0.9%
Wood and furniture	2,905,112	0.5%	2,335,674	0.5%
Construction materials	4,573,798	0.9%	4,544,249	1.0%
Steel and metallurgy	7,669,857	1.4%	7,195,064	1.5%
Media	650,662	0.1%	588,547	0.1%
Mining	6,379,818	1.2%	5,675,534	1.2%
Infrastructure work	9,379,378	1.8%	8,679,948	1.9%
Oil and gas (*)	6,335,727	1.2%	4,322,897	0.9%
Petrochemical and chemical	8,478,495	1.6%	6,594,083	1.4%
Health care	2,496,187	0.5%	2,117,286	0.5%
Insurance, reinsurance and pension plans	27,134	0.0%	47,359	0.0%
Telecommucations	1,972,039	0.4%	1,370,725	0.3%
Third sector	1,985,588	0.4%	2,602,307	0.6%
Trading	1,976,040	0.4%	1,280,258	0.3%
Transportation	15,235,592	2.9%	12,356,725	2.6%
Domestic appliances	1,818,590	0.3%	1,698,920	0.4%
Vehicles and autoparts	10,490,057	2.0%	12,505,244	2.7%
Clothing and shoes	4,693,795	0.9%	4,317,902	0.9%
Commerce - sundry	17,405,895	3.3%	13,195,917	2.8%
Industry - sundry	9,338,341	1.8%	7,081,680	1.5%
Sundry services	39,403,076	7.4%	32,617,348	7.0%
Sundry	13,265,480	2.4%	12,297,393	2.5%
Individuals	262,632,152	49.5%	228,734,802	48.9%
Credit cards	74,066,172	14.0%	61,637,409	13.2%
Real estate financing	69,882,406	13.2%	59,942,847	12.8%
Consumer loans / overdraft	102,762,186	19.3%	92,373,071	19.7%
Vehicles	15,921,388	3.0%	14,781,475	3.2%
Grand total	530,519,909	100.0%	467,830,948	100.0%

(*) Comprises trade of fuel.

IV - Financial guarantees provided by type

	09/30/2018		09/30/2017
Type of guarantees	Portfolio	Provision	Portfolio	Provision
Endorsements or sureties pledged in legal and administrative tax proceedings	34,125,281	(462,125)	35,568,027	(883,702)
Sundry bank guarantees	22,955,316	(656,869)	25,334,804	(857,463)
Other financial guarantees provided	7,363,471	(90,721)	4,412,571	(115,005)
Tied to the distribution of marketable securities by Public Offering	218,500	(267)	1,430,600	(396)
Restricted to bids, auctions, service provision or execution of works	4,153,920	(51,566)	3,661,848	(63,966)
Restricted to supply of goods	585,660	(6,017)	630,939	(5,666)
Restricted to international trade of goods	183,151	(1,429)	214,264	(1,116)
Total	69,585,299	(1,268,994)	71,253,053	(1,927,314)

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	103

b)	Credit concentration

	09/30/2018		09/30/2017
Loan, lease and other credit operations (*)	Risk	% of total	Risk	% of total
Largest debtor	5,266,471	0.9	4,671,465	0.9
10 largest debtors	30,405,616	5.1	28,460,344	5.3
20 largest debtors	46,822,142	7.8	44,739,250	8.3
50 largest debtors	73,867,234	12.3	72,178,636	13.4
100 largest debtors	100,330,428	16.7	97,438,020	18.1

(*) Amounts include financial guarantees provided.

	09/30/2018		09/30/2017
Loan, lease and other credit operations and securities of companies and financial institutions (*)	Risk	% of total	Risk	% of total
Largest debtor	7,981,113	1.2	6,759,902	1.1
10 largest debtors	44,159,947	6.4	39,507,588	6.4
20 largest debtors	68,833,876	10.0	64,688,227	10.5
50 largest debtors	108,456,583	15.8	104,679,894	17.0
100 largest debtors	144,145,543	21.0	138,600,788	22.5

(*)	Amounts include financial guarantees provided.

c)	Changes in allowance for loan losses and Provision for Financial Guarantees Pledged

	01/01 to 09/30/2018	01/01 to 09/30/2017
Opening balance	(37,309,465)	(37,431,102)
Adjustments arising from the first-time adoption of Resolution nº. 4,512/16.	-	(401,640)
Net increase for the period	(11,249,910)	(14,544,307)
Required by Resolution nº. 2,682/99	(13,026,390)	(14,713,293)
Required by Resolution nº. 4,512/16	680,650	(80,230)
Additional allowance (1)	1,095,830	249,216
Others	-	6,707
Write-Off	13,916,357	15,545,362
Exchange variation	(853,289)	195,416
Closing balance (2)	(35,496,307)	(36,629,564)
Required by Resolution nº. 2,682/99	(27,162,631)	(25,957,262)
Specific allowance (3)	(14,216,605)	(13,786,495)
Generic allowance (4)	(12,946,026)	(12,170,767)
Additional allowance included Provision for Financial Guarantees Provided	(8,333,676)	(10,672,302)
Provision for Financial Guarantees Provided (5)	(1,268,994)	(1,927,314)
Additional allowance (1)	(7,064,682)	(8,744,988)
Existing allowance	(35,496,307)	(36,629,564)
Provision delay	(10,159,579)	(9,993,161)
Provision aggravated	(10,417,914)	(9,666,862)
Provision potential	(14,918,814)	(16,969,541)

(1)	Refers to the provision in excess of the minimum required percentage by CMN Resolution nº. 2,682 of December 21, 1999;
(2)	The allowance for loan losses related to the lease portfolio amounts to: R$ (306,300) (R$ (326,688) at 09/30/2017);
(3)	Operations with overdue installments for more than 14 days or under responsibility of administrators or companies in the process of declaring bankruptcy;
(4)	For operations not covered in the previous item due to the classification of the client or operation;
(5)	Provision for financial guarantees provided, recorded in liabilities in accordance with Resolution nº. 4,512/2016 of the National Monetary Council (CMN) and Circular Letter nº. 3,782/2016.

At 09/30/2018, the balance of the allowance in relation to the loan portfolio is equivalent to 6.7% (7.8% at 09/30/2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	104

d)	Renegotiation of credits

	09/30/2018			09/30/2017
	Portfolio (1)	Allowance for Loan Losses	%	Portfolio (1)	Allowance for Loan Losses	%
Total renegotiated loans	27,852,229	(11,372,328)	40.8%	26,420,184	(10,626,248)	40.2%
(-) Renegotiated loans overdue up to 30 days(2)	(9,928,507)	2,392,773	24.1%	(9,089,917)	2,087,170	23.0%
Renegotiated loans overdue over 30 days(2)	17,923,722	(8,979,555)	50.1%	17,330,267	(8,539,078)	49.3%

(1)	The amounts related to renegotiated loans up to 30 days of the Lease Portfolio are: R$ 113,902 (R$ 154,975 at September 30, 2017);

(2)	Delays determined upon renegotiation.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	105

e)	Restricted operations on assets

See below the information related to the restricted operations involving assets, in accordance with CMN Resolution nº. 2,921, of January 17, 2002.

	09/30/2018					01/01 to 09/30/2018	09/30/2017	01/01 to 09/30/2017
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Income (expenses)	Total	Income (expenses)
Restricted operations on assets
Loan operations		58,415	1,158,168	8,647,171	9,863,754	1,204,654	2,402,536	102,884
Liabilities - restricted operations on assets
Foreign borrowing through securities		58,415	-	9,877,014	9,935,429	(1,205,598)	2,402,532	(103,111)
Net revenue from restricted operations						(944)		(227)

At 09/30/2018 and 09/30/2017 there were no balances in default.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	106

f)	Operations of sale or transfers and acquisition of financial assets

I -	Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with the current regulations, together at that time with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not, the amount of whereby the bank assumes joint obligations, at 09/30/2018 where the entity substantially retained the related risks and benefits, is R$ 90,578 (R$ 113,368 at 09/30/2017), composed of real estate financing of R$ 82,395 (R$ 103,637 at 09/30/2017) and farming financing of R$ 8,183 (R$ 9,731 at 09/30/2017).

ll -	Beginning in January 2012, as provided for by CMN Resolution nº. 3,533/08, of January 31, 2008 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sales or transfers of financial assets.

The breakdown of financial assets sale or transfer transactions with risk and benefit retention is presented below.

	09/30/2018				09/30/2017
	Assets		Liabilities (1)		Assets		Liabilities (1)
Nature of operation	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage Loan	1,981,231	1,896,969	1,973,047	1,888,785	2,493,804	2,450,114	2,485,490	2,441,800
Working capital	2,193,455	2,193,455	2,159,656	2,159,656	2,709,312	2,709,312	2,632,812	2,632,812
Vehicles (2)	-	-	1,301	1,301	-	-	2,741	2,741
Companies - loan (2)	-	-	2,417	2,417	-	-	5,090	5,090
Total	4,174,686	4,090,424	4,136,421	4,052,160	5,203,116	5,159,426	5,126,133	5,082,443

(1)	Under Other sundry liabilities;

(2)	Assignment of operations that had already been written down to losses.

The sale or transfer transactions involving financial assets that posted loss, with no retention of risk if benefits affected the result of the period by R$ 163,679 (R$ 38,024 from January 1 to September 30, 2017).

Sales or transfers of financial assets of the active portfolio, with no retention of risks and benefits the amount R$ 979,131 (R$ 997,094 at September 30, 2017 ) with effect on the result R$ 71,934 (R$ 107,677 from January 1 to September 30, 2017), net of the Allowance for Loan Losses, were not carried out in this quarter.

During the period, financial assets were transferred without retention of risks and rewards between related companies in connection with those transactions whose likelihood of recovery was considered by Management as remote.

The portfolio transferred, in the amount of R$ 9,487,249 (R$ 10,556,672 at 09/30/2017) fully written down to losses, was realized for the amount of R$ 71,130 (R$141,565 at 09/30/2017) according to an external appraisal report. The transaction did not have impact on the consolidated results.

The portfolio transferred, in the amount of R$ 121,955, with provision average of 65% at portfolio, was realized for the amount of R$ 42,684 according to an appraisal report. The transaction did not have impact on the consolidated results.

There were acquisitions of loan portfolios with the retention of assignor’s risks during the period the amount R$ 252,249.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	107

Note 8 - Foreign exchange portfolio

	09/30/2018	09/30/2017
Assets - other receivables	77,631,607	62,789,180
Exchange purchase pending settlement – foreign currency	39,712,152	31,278,565
Bills of exchange and term documents – foreign currency	12,998	5,628
Exchange sale rights – local currency	38,574,015	32,019,218
(Advances received) – local currency	(667,558)	(514,231)
Liabilities – other liabilities (Note 2a)	77,620,730	63,353,061
Exchange sales pending settlement – foreign currency	38,126,603	32,394,707
Liabilities from purchase of foreign currency – local currency	39,290,028	30,787,744
Other	204,099	170,610
Memorandum accounts	1,913,580	1,207,834
Outstanding import credits – foreign currency	712,256	755,452
Confirmed export credits – foreign currency	1,201,324	452,382

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	108

Note 9 – Funding, borrowing and onlending

a)	Summary

	09/30/2018						09/30/2017
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Deposits	247,087,920	32,010,264	22,034,677	153,418,710	454,551,571	45.1	359,904,288	39.2
Deposits received under securities repurchase agreement	229,868,409	10,935,865	11,836,027	61,934,973	314,575,274	31.2	336,951,383	36.7
Funds from acceptance and issuance of securities	5,086,633	15,639,171	19,225,895	78,732,677	118,684,376	11.8	106,638,250	11.6
Borrowing and onlending	8,694,344	19,068,938	18,596,936	20,897,488	67,257,706	6.7	66,318,288	7.2
Subordinated debt	2,210,002	754,268	320,630	50,435,934	53,720,834	5.2	48,405,975	5.3
Total	492,947,308	78,408,506	72,014,165	365,419,782	1,008,789,761	100.0	918,218,184	100.0
% per maturity term	48.9	7.8	7.1	36.2	100.0
Total – 09/30/2017	430,458,974	100,504,663	76,145,683	311,108,864	918,218,184
% per maturity term	46.9	10.9	8.3	33.9	100.0

b)	Deposits

	09/30/2018						09/30/2017
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Demand deposits	74,816,713	-	-	-	74,816,713	16.5	58,609,115	18.2
Savings accounts	132,373,654	-	-	-	132,373,654	29.1	112,249,257	31.1
Interbank	681,736	1,769,677	582,647	77,397	3,111,457	0.7	2,130,947	0.7
Time deposits	39,213,129	30,240,587	21,452,030	153,341,313	244,247,059	53.7	186,912,437	50.0
Other deposits	2,688	-	-	-	2,688	0.0	2,532	0.0
Total	247,087,920	32,010,264	22,034,677	153,418,710	454,551,571	100.0	359,904,288	100.0
% per maturity term	54.4	7.0	4.8	33.8	100.0
Total – 09/30/2017	199,413,750	28,580,524	21,159,582	110,750,432	359,904,288
% per maturity term	55.4	7.9	5.9	30.8	100.0

In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Interbank Deposits with maturity within 0 to 30 days (R$ 9,504,595 at 09/30/2017), 31 to 180 days amouting to R$ 6,123,443 (R$ 7,816,641 at 09/30/2017), and over 365 days amounting to R$ 7,859,450 (R$ 4,798,816 at 09/30/2017), totaling R$ 13,982,893 (R$ 22,120,052 at 09/30/2017) and Demand deposits with maturity within 0 to 30 days amouting to R$ 14,056,529.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	109

c)	Deposits received under securities repurchase agreements

	09/30/2018						09/30/2017
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Own portfolio	25,793,550	10,834,472	9,490,251	7,576,452	53,694,725	17.1	102,446,701	30.4
Government securities	17,737,117	-	-	5,574	17,742,691	5.6	23,403,654	6.9
Corporate Securities	5,849,316	-	-	-	5,849,316	1.9	5,138,978	1.5
Own issue	1,579,049	10,831,462	9,490,251	7,570,878	29,471,640	9.4	73,573,013	21.9
Foreign	628,068	3,010	-	-	631,078	0.2	331,056	0.1
Third-party portfolio	189,685,284	15	-	-	189,685,299	60.3	169,533,676	50.3
Free portfolio	14,389,575	101,378	2,345,776	54,358,521	71,195,250	22.6	64,971,006	19.3
Total	229,868,409	10,935,865	11,836,027	61,934,973	314,575,274	100.0	336,951,383	100.0
% per maturity term	73.0	3.5	3.8	19.7	100.0
Total – 09/30/2017	214,298,494	22,596,152	17,024,198	83,032,539	336,951,383
% per maturity term	63.6	6.7	5.1	24.6	100.0

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	110

d)	Funds from acceptance and issuance of securities

	09/30/2018						09/30/2017
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Funds from bills:	4,899,880	13,247,419	12,987,324	40,122,055	71,256,678	60.0	63,386,188	59.4
Financial	1,937,011	3,558,965	8,241,175	28,508,088	42,245,239	35.6	28,184,932	26.4
Real estate	2,173,579	4,298,767	1,030,551	3,370,412	10,873,309	9.2	19,178,571	18.0
Bills of credit related to agribusiness	789,290	5,389,687	3,715,598	8,243,555	18,138,130	15.2	16,022,685	15.0
Trade Related – issued abroad - Structure Note Issued - Foreign	150,944	1,761,947	4,934,117	37,479,783	44,326,791	37.4	38,811,594	36.4
Brazil risk note programme	16,021	185,171	439,151	2,696,958	3,337,301	2.8	5,835,923	5.5
Structure note issued	70,823	783,867	910,469	3,917,058	5,682,217	4.8	5,057,827	4.7
Bonds	25,452	510,613	3,500,376	23,214,175	27,250,616	23.0	22,512,116	21.1
Fixed rate notes	-	237	-	5,064,408	5,064,645	4.3	2,946,407	2.8
Eurobonds	-	571	-	11,810	12,381	0.0	16,139	0.0
Mortgage notes	14,413	17,466	30,572	267,636	330,087	0.3	337,639	0.3
Other	24,235	264,022	53,549	2,307,738	2,649,544	2.2	2,105,543	2.0
Structured Operations Certificates (*)	35,809	629,805	1,304,454	1,130,839	3,100,907	2.6	4,440,468	4.2
Total	5,086,633	15,639,171	19,225,895	78,732,677	118,684,376	100.0	106,638,250	100.0
% per maturity term	6.3	21.6	17.1	55.0	100.0
09/30/2017	6,915,780	23,388,580	21,856,050	54,477,840	106,638,250
% per maturity term	5.1	22.0	17.0	55.9	100.0

(*) As of 09/30/2018, the market value of the funding from Structured Operations Certificates issued is R$ 3,203,492 (R$ 4,689,887 at 09/30/2017) according to BACEN Circular Letter nº. 3,623.

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Brazil Risk Note Programme with maturities of 91 days to 180 days amount of R$ 108,490 (R$ 73,420 at 09/30/2017), with maturities of 181 to 365 days amount of (R$ 3,357,204 at 09/30/2017), totaling R$ 108,490 (R$ 3,430,624 at 09/30/2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	111

e)	Borrowing and onlending

	09/30/2018						09/30/2017
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Borrowing	6,995,410	16,118,810	15,421,045	9,704,961	48,240,226	71.7	40,743,036	61.4
Domestic	1,958,341	-	-	1,664	1,960,005	2.9	2,404,244	3.6
Foreign (*)	5,037,069	16,118,810	15,421,045	9,703,297	46,280,221	68.8	38,338,792	57.8
Onlending - Domestic – official institutions	1,698,934	2,950,128	3,175,891	11,192,527	19,017,480	28.3	25,575,252	38.6
BNDES	246,547	1,046,862	1,206,034	6,240,506	8,739,949	13.1	11,992,424	18.1
FINAME	1,340,855	1,859,353	1,931,449	4,448,698	9,580,355	14.2	12,936,888	19.5
Other	111,532	43,913	38,408	503,323	697,176	1.0	645,940	1.0
Total	8,694,344	19,068,938	18,596,936	20,897,488	67,257,706	100.0	66,318,288	100.0
% per maturity term	12.9	28.4	27.7	31.0	100.0
Total – 09/30/2017	8,121,004	17,767,543	14,767,408	25,662,333	66,318,288
% per maturity term	12.2	26.8	22.3	38.7	100.0

(*) Foreign borrowing are basically represented by foreign exchange transactions related to export pre-financing and import financing.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	112

f)	Subordinated debt, including perpetual ones

	09/30/2018						09/30/2017
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Financial treasury bills	2,190,400	678,505	94,995	4,592,363	7,556,263	14.1	18,240,328	37.7
Euronotes	-	-	-	31,734,559	31,734,559	59.1	25,015,180	51.7
Bonds	19,602	75,763	225,635	6,138,026	6,459,026	12.0	5,164,578	10.7
Debt instruments eligible as capital	-	-	-	7,985,434	7,985,434	14.9	-	0.0
(-) Transaction costs incurred (Note 4b)	-	-	-	(14,448)	(14,448)	(0.0)	(14,111)	(0.0)
Grand total (*)	2,210,002	754,268	320,630	50,435,934	53,720,834	100.0	48,405,975	100.0
% per maturity term	4.1	1.4	0.6	93.9	100.0
Total – 09/30/2017	1,709,946	8,171,864	1,338,445	37,185,720	48,405,975
% per maturity term	3.5	16.9	2.8	76.8	100.0

(*) According to current legislation, the accounting balance of subordinated debt as of September 2018 was used for the calculation of reference equity as of December, 2012, totaling R$ 38,870,072.

Perpetual subordinate notes / Supplementary Capital (AT1), issued on December 12, 2017 and March 19, 2018, were approved by BACEN, increasing by 0.97 p.p. the Tier I Capital index of ITAÚ UNIBANCO HOLDING CONSOLIDADO.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	113

Description

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated financial bills - BRL
	1,395,100	2012	2018	112% of CDI	1,529,461
	1,184,700			100% of CDI + 1.01% to 1.02%	1,221,869
	2,000	2011	2019	109% to 109.7% of CDI	4,192
	1,000	2012	2019	110% of CDI	2,061
	12,000			11.96%	25,477
	100,500			IPCA + 4.7% to 6.3%	182,897
	1,000	2012	2020	111% of CDI	2,074
	20,000			IPCA + 6% to 6.17%	43,520
	6,000	2011	2021	109.25% to 110.5% of CDI	12,937
	2,306,500	2012	2022	IPCA + 5.15% to 5.83%	4,503,659
	20,000			IGPM + 4.63%	28,116
				Total	7,556,263
Subordinated euronotes - USD
	1,000,000	2010	2020	6.2%	4,111,528
	1,000,000		2021	5.75%	4,047,499
	750,000	2011	2021	5.75% to 6.2%	3,079,689
	550,000	2012	2021	6.2%	2,202,145
	2,625,000		2022	5.5% to 5.65%	10,551,991
	1,870,000		2023	5.13%	7,605,570
	20,000	2017	-	6.12%	81,563
	10,000	2018	-	6.5%	40,126
				Total	31,720,111
Subordinated bonds - CLP
	11,048,394	2008	2022	7.4% to 7.99%	126,633
	32,720,912		2033	3.5% to 4.5%	249,519
	110,390,929		2033	4.8%	979,021
	98,151,772	2009	2035	4.8%	890,466
	2,000		2019	10.8%	2,854
	94,500		2019	IPC + 2%	134,212
	11,311,860	2010	2032	4.4%	86,276
	24,928,312		2035	3.9%	198,492
	125,191,110		2036	4.4%	944,399
	87,087,720		2038	3.9%	687,846
	68,060,124		2040	4.1%	529,589
	33,935,580		2042	4.4%	258,220
	104,000	2013	2023	IPC + 2%	142,181
	146,000		2028	IPC + 2%	199,633
	510,107	2014	2024	LIB	693,174
	47,307,480		2034	3.8%	336,511
				Total	6,459,026
Debt instruments eligible as capital - USD
	1,230,000	2017	-	6.12%	5,016,128
	740,000	2018	-	6.5%	2,969,306
				Total	7,985,434

Total					53,720,834

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Subordinated Euronotes with maturities over 365 days amounting to R$ 31,734,479 (R$ 25,001,069 at 09/30/2017) and Debt Instruments Eligible as Capital over 365 days amounting to R$ 7,985,434.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	114

Note 10 - Insurance, pension plan and capitalization operations

a)	Composition of the technical provisions

	Insurance		Pension plan		Capitalization		Total
	09/30/2018	09/30/2017	09/30/2018	09/30/2017	09/30/2018	09/30/2017	09/30/2018	09/30/2017

Unearned premiums	2,085,315	1,951,065	13,539	15,230	-	-	2,098,854	1,966,295
Mathematical provision of benefits to be granted and benefits granted	204,584	75,344	188,881,264	169,354,892	-	-	189,085,848	169,430,236
Redemptions and other unsettled amounts	12,035	11,070	280,498	219,838	-	-	292,533	230,908
Financial surplus	1,909	1,802	589,697	609,189	-	-	591,606	610,991
Unsettled claims	547,721	551,030	45,905	29,356	-	-	593,626	580,386
Claims / events incurred but not reported	349,025	398,551	25,759	27,558	-	-	374,784	426,109
Administrative and related expenses	27,676	28,061	102,473	78,783	8,375	12,022	138,524	118,866
Mathematical provision for capitalization and redemptions	-	-	-	-	3,358,877	3,242,074	3,358,877	3,242,074
Raffles payable and to be held	-	-	-	-	14,552	23,135	14,552	23,135
Other provisions(1)	134,216	554,774	64,284	337,759	191	254	198,691	892,787
Total (2)	3,362,481	3,571,697	190,003,419	170,672,605	3,381,995	3,277,485	196,747,895	177,521,787

(1)	It considers mostly the Supplemental Coverage Provision, regulated by SUSEP Circular nº. 517, of July 30, 2015;

(2)	This table covers the amendments established by SUSEP Circular nº. 517, of July 30, 2015, also for comparison purposes.

The total of Technical Provisions represents the amount of obligations after the Liability Adequacy Test is carried out.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	115

b)	Assets guaranteeing technical provisions - SUSEP

	Insurance		Pension plan		Capitalization		Total
	09/30/2018	09/30/2017	09/30/2018	09/30/2017	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Interbank investments – money market	714,331	751,699	814,589	1,149,953	1,412,060	1,512,469	2,940,980	3,414,121
Securities and derivative financial instruments	1,598,683	1,862,910	190,237,048	170,553,587	2,161,054	1,953,644	193,996,785	174,370,141
PGBL / VGBL fund quotas (1)	-	-	181,627,600	163,347,726	-	-	181,627,600	163,347,726
Government securities - domestic	-	-	154,811,690	140,374,061	-	-	154,811,690	140,374,061
National treasury bills	-	-	30,541,734	51,080,944	-	-	30,541,734	51,080,944
National treasury notes	-	-	55,255,957	37,438,421	-	-	55,255,957	37,438,421
Financial treasury bills	-	-	55,547,490	33,347,087	-	-	55,547,490	33,347,087
Repurchase agreements	-	-	13,466,509	18,507,609	-	-	13,466,509	18,507,609
Financial Treasury Bills	-	-	-	203,071	-	-	-	203,071
National Treasury Bills	-	-	9,052,974	1,039,041	-	-	9,052,974	1,039,041
National Treasury Notes	-	-	4,413,535	17,265,497	-	-	4,413,535	17,265,497
Corporate securities	-	-	25,688,020	22,750,598	-	-	25,688,020	22,750,598
Bank deposit certificates	-	-	615,488	311,257	-	-	615,488	311,257
Debentures	-	-	3,010,511	1,124,126	-	-	3,010,511	1,124,126
Shares	-	-	1,814,951	1,478,436	-	-	1,814,951	1,478,436
Promissory notes	-	-	1,323,838	98,803	-	-	1,323,838	98,803
Financial treasury bills	-	-	18,923,232	18,029,643	-	-	18,923,232	18,029,643
Others	-	-	-	77,087	-	-	-	77,087
Repurchase agreements - Debentures	-	-	-	1,631,246	-	-	-	1,631,246
PGBL / VGBL fund quotas	-	-	863,977	284,783	-	-	863,977	284,783
Derivative financial instruments	-	-	117,223	94,776	-	-	117,223	94,776
Loans for shares	-	-	206,832	(172,803)	-	-	206,832	(172,803)
Accounts receivable / (payable)	-	-	(60,142)	16,311	-	-	(60,142)	16,311
Other assets	1,598,683	1,862,910	8,609,448	7,205,861	2,161,054	1,953,644	12,369,185	11,022,415
Government	710,474	876,710	8,424,871	6,851,858	498,887	259,946	9,634,232	7,988,514
Private	888,209	986,200	184,577	354,003	1,662,167	1,693,698	2,734,953	3,033,901
Receivables from insurance and reinsurance operations (2)	1,148,481	1,105,968	-	-	-	-	1,148,481	1,105,968
Credit rights	1,008,773	953,750	-	-	-	-	1,008,773	953,750
Commercial – extended guarantee	101,977	109,569	-	-	-	-	101,977	109,569
Reinsurance	37,731	42,649	-	-	-	-	37,731	42,649
Total	3,461,495	3,720,577	191,051,637	171,703,540	3,573,114	3,466,113	198,086,246	178,890,230

(1)	The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a counter-entry to lliabilities in Pension plan technical provision accounts (Note 10a);

(2)	Recorded under Other receivables and Other assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	116

c)	Financial and operating income

	Insurance						Pension plan						Capitalization		Total
	01/01 to 09/30/2018			01/01 to 09/30/2017			01/01 to 09/30/2018			01/01 to 09/30/2017			01/01 to	01/01 to	01/01 to	01/01 to
	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Financial income related to insurance, pension plan and
capitalization operations	74,927	-	74,927	158,185	-	158,185	303,132	-	303,132	217,509	-	217,509	18,296	128,217	396,355	503,911
Financial income	89,269	-	89,269	168,678	-	168,678	7,261,341	-	7,261,341	12,602,405	-	12,602,405	148,723	271,423	7,499,333	13,042,506
Financial expenses	(14,342)	-	(14,342)	(10,493)	-	(10,493)	(6,958,209)	-	(6,958,209)	(12,384,896)	-	(12,384,896)	(130,427)	(143,206)	(7,102,978)	(12,538,595)
Operating income related to insurance, pension plan and
capitalization operations	1,984,280	9,251	1,993,531	2,058,339	5,924	2,064,263	356,111	(2,950)	353,161	82,248	(2,698)	79,550	358,947	436,005	2,705,639	2,579,818
Premiums and contributions	3,260,913	(9,458)	3,251,455	2,996,029	(26,329)	2,969,700	14,586,191	(2,950)	14,583,241	17,144,599	(2,698)	17,141,901	1,979,831	2,124,622	19,814,527	22,236,223
Changes in technical provisions	(224,519)	1,170	(223,349)	215,531	(881)	214,650	(14,169,741)	-	(14,169,741)	(16,997,047)	-	(16,997,047)	2,993	3,696	(14,390,097)	(16,778,701)
Expenses for claims, benefits, redemptions and raffles	(951,481)	17,442	(934,039)	(934,605)	33,060	(901,545)	(55,486)	-	(55,486)	(58,918)	-	(58,918)	(1,624,991)	(1,692,633)	(2,614,516)	(2,653,096)
Selling expenses	(48,287)	97	(48,190)	(189,515)	74	(189,441)	(2,767)	-	(2,767)	(3,109)	-	(3,109)	(3,551)	(4,487)	(54,508)	(197,037)
Other operating revenues and expenses	(52,346)	-	(52,346)	(29,101)	-	(29,101)	(2,086)	-	(2,086)	(3,277)	-	(3,277)	4,665	4,807	(49,767)	(27,571)
Total income related to insurance, pension plan and capitalization operations	2,059,207	9,251	2,068,458	2,216,524	5,924	2,222,448	659,243	(2,950)	656,293	299,757	(2,698)	297,059	377,243	564,222	3,101,994	3,083,729

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	117

Note 11 – Contingent assets and liabilities and legal liabilities – tax and social security

ITAÚ UNIBANCO HOLDING, as a result of the ordinary course of its business, may be a party to legal lawsuits of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) Contingent Assets: There are no contingent assets recorded.

b) Provisions and contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions.

-	Civil lawsuits:

In general, contingencies arise from claims related to the revision of contracts and compensation for damages and pain and suffering and the lawsuits are classified as follows:

Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited as guarantee for their execution when realized.

Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss, which is estimated based on the characteristics of the lawsuit. The amounts considered as probable losses are recorded as provisions.

It should be mentioned that ITAÚ UNIBANCO HOLDING is a party to specific lawsuits related to the collection of understated inflation adjustments to savings accounts resulting from economic plans implemented in the 80’s and 90’sn. as a measure to combat inflation.

Although ITAÚ UNIBANCO HOLDING complied with the rules in effect at the time, the company is a defendant in lawsuits filed by individuals that address this topic, as well as in class actions filed by: (i) consumer protection associations; and (ii) the Public Prosecution Office on behalf of savings account holders. With respect to these lawsuits, ITAÚ UNIBANCO HOLDING records provisions when it is served and when the individuals apply to enforce the decision rendered by the Judicial Branch, using the same criteria adopted to determine provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, as determined by the STF, until it pronounces a final decision.

In December 2017, through mediation of the Federal Attorney’s Office (AGU) and of supervision of the Central Bank of Brazil (BCB), savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to economic plans, and ITAÚ UNIBANCO HOLDING has already adhered to its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and, savers may adhere to their terms for a 24-month period, counted as from May 22, 2018 with the subsequent conclusion of lawsuits.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	118

No amount is recorded as a provision in relation to Civil lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 3,818,028 (R$ 3,615,964 at 09/30/2017), in this amount there are no values resulting from interests in joint ventures.

-	Labor claims

Contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others, are discussed. These lawsuits are classified as follows:

Collective lawsuits: related to claims considered similar and with individual amounts that are not considered relevant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical share pricing model and is reassessed taking into account the court rulings. These contingencies are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss which, in turn, is estimated in accordance with the actual and legal characteristics related to that lawsuit.

No amount is recorded as a provision for labor claims for which the likelihood of loss is considered possible, and for which the total estimated risk is R$ 155,934 (R$ 56,808 at 09/30/2017).

-	Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	119

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposit balances:

					01/01 to
	01/01 to 09/30/2018				09/30/2017
	Civil	Labor	Other	Total	Total
Opening balance	5,299,650	7,282,610	150,685	12,732,945	12,663,668
Effect of change in consolidation criteria	-	-	-	-	(1,392)
(-) Contingencies guaranteed by indemnity clauses (Note 4n I)	(243,221)	(997,546)	-	(1,240,767)	(1,321,770)
Subtotal	5,056,429	6,285,064	150,685	11,492,178	11,340,506
Monetary restatement/charges	110,069	351,543	-	461,612	539,018
Changes in the period reflected in results (Notes 12f and 12i)	228,024	1,344,739	246,540	1,819,303	2,890,079
Increase (*)	580,638	1,480,083	246,867	2,307,588	3,551,777
Reversal	(352,614)	(135,344)	(327)	(488,285)	(661,699)
Payment	(912,989)	(2,016,156)	-	(2,929,145)	(3,210,319)
Subtotal	4,481,533	5,965,190	397,225	10,843,948	11,559,283
(+) Contingencies guaranteed by indemnity clauses (Note 4n I)	220,606	971,148	-	1,191,754	1,235,737
Closing balance	4,702,139	6,936,338	397,225	12,035,702	12,795,020
Closing balance at 09/30/2017	5,348,208	7,204,662	242,150	12,795,020
Escrow deposits at 09/30/2018	1,543,006	2,332,374	-	3,875,380
Escrow deposits at 09/30/2017	1,502,746	2,243,384	-	3,746,130

(*) Civil provisions include the provision for economic plans amounting to R$ (176,116) (R$ 184,473 from 01/01 to 09/30/2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	120

-	Tax and social security lawsuits

ITAÚ UNIBANCO HOLDING classify as legal liability the lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, which are the subject matter of a provision, regardless of the probability of loss.

Tax contingencies correspond to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. A provision is recognized whenever the likelihood of loss is probable.

The table below shows the changes in the provisions and respective balances of escrow deposits for Tax and Social Security lawsuits:

				01/01 to
	01/01 to 09/30/2018			09/30/2017
	Legal
Provisions	obligation	Contingencie	Total	Total
Opening balance	4,736,215	2,266,944	7,003,159	8,245,149
(-) Contingencies guaranteed by indemnity clauses (Note 4n I)	-	(66,190)	(66,190)	(68,734)
Subtotal	4,736,215	2,200,754	6,936,969	8,176,415
Monetary restatement / charges	122,038	153,940	275,978	511,439
Changes in the period reflected in results	(1,911)	(48,894)	(50,805)	93,613
Increase	125,323	182,733	308,056	306,654
Reversal	(127,234)	(231,627)	(358,861)	(213,041)
Payment	(268,163)	(26,624)	(294,787)	(47,437)
Subtotal	4,588,179	2,279,176	6,867,355	8,734,030
(+) Contingencies guaranteed by indemnity clauses (Note 4n I)	-	67,704	67,704	71,346
Closing balance (Note 13c)	4,588,179	2,346,880	6,935,059	8,805,376
Closing balance at 09/30/2017 (Note 13c)	4,896,575	3,908,801	8,805,376

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	121

				01/01 to
	01/01 to 09/30/2018			09/30/2017
	Legal
Escrow deposits	obligation	Contingencies	Total	Total
Opening balance	4,549,151	621,058	5,170,209	4,846,526
Appropriation of income	128,559	9,714	138,273	261,388
Changes in the period	(131,526)	(17,391)	(148,917)	(18,592)
Deposited	102,081	10,891	112,972	193,793
Withdrawals	(36,461)	(8,162)	(44,623)	(180,321)
Reversals to income	(197,146)	(20,120)	(217,266)	(32,064)
Closing balance	4,546,184	613,381	5,159,565	5,089,322
Relocated to assets pledged in guarantee of contingencies (Note 11d)	-	(937)	(937)	(18,006)
Closing balance after relocated	4,546,184	612,444	5,158,628	5,071,316
Closing balance at 09/30/2017	4,494,013	577,303	5,071,316

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	122

The main discussions related to the provisions recognized for Tax and Social Security Lawsuits are as follows:

•	CSLL – Isonomy – R$ 1,328,661: discussing the lack of constitutional support for the increase, established by law nº 11,727/08, of the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the deposit in court totals R$ 1,311,556;

•	INSS – Non-compensatory amounts – R$ 657,369: the non-levy of social security contribution on amounts paid as profit sharing is defended

•	PIS and COFINS – Calculation basis – R$ 632,223: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposit in court totals R$ 607,533;

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	123

Off-balance sheet contingencies

The amounts involved in tax and social security lawsuits for which the likelihood of loss is possible are not recognized as a provision. The estimated amounts at risk in the principal tax and social security lawsuits with a likelihood of loss deemed possible, which total R$ 21,681,641 are described below:

•	INSS – Non-compensatory amounts – R$ 5,171,487: defends the non-levy of this contribution on these amounts, among which are profit sharing, stock options, transportation vouchers and sole bonuses;

•	PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 3,616,122: discussing the accounting and tax treatment granted to PIS and COFINS upon settlement of leasing operations;

•	IRPJ and CSLL – Goodwill – Deduction – R$ 2,656,485: the deductibility of goodwill with future expected profitability on the acquisition of investments;

•	IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,694,137: cases in which the liquidity and the ability of offset credits are discussed;

•	IRPJ and CSLL – Interest on capital – R$ 1,498,372: defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate (TJLP) on the stockholders’ equity for the year and for prior years;

•	ISS – Banking Institutions – R$ 1,163,015: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law nº. 116/03 or Decree Law nº. 406/68;

•	IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 751,150: assessments to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses upon the receipt of credits.

c)	Receivables - reimbursement of contingencies

The receivables balance arising from reimbursements of contingencies totals R$ 1,006,167 (R$ 1,217,913 at 09/30/2017) (Note 12a). This value is derived basically from the guarantee in the privatization process of the Banco Banerj S.A., which occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee civil, labor and tax contingencies.

d)	Assets pledged as contingencies

Assets pledged as collateral for contingencies refer to lawsuits involving contingent liabilities and are restricted or in escrow deposits, as shown in the table below:

	09/30/2018	09/30/2017
Securities (basically financial treasury bills – Note 6b)	748,481	951,620
Deposits in guarantee	4,581,009	4,623,428

ITAÚ UNIBANCO HOLDING’s litigation provisions are long-term, considering the time required to conclude legal cases through the court system in Brazil, which prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	124

Note 12 - Breakdown of accounts

a)	Other sundry receivables

	09/30/2018	09/30/2017
Social contribution for offsetting (Note 13b I)	603,475	632,362
Taxes and contributions for offsetting	8,408,390	7,217,575
Escrow deposits for foreign fundraising program	941,297	613,074
Receivables from reimbursement of contingent liabilities (Note 11c)	1,006,167	1,217,913
Receivables from reimbursement of contingent liabilities	2,233,153	2,350,489
(Allowance for loan losses)	(1,226,986)	(1,132,576)
Sundry domestic debtors	2,059,055	1,841,365
Premiums from loan operations	111,027	433,409
Sundry foreign debtors	3,748,354	1,598,121
Retirement plan assets (Note 18)	1,084,891	1,087,458
Recoverable payments	42,825	33,954
Salary advances	335,847	283,474
Operations without credit granting characteristics	2,886,173	2,530,854
Securities and credits receivable	5,456,889	3,377,752
(Allowance for loan losses)	(2,570,716)	(846,898)
Other	917,743	271,848
Total	22,145,244	17,761,407

In ITAÚ UNIBANCO HOLDING, Other Sundry Receivables is mainly composed of Taxes and Contributions for Offset R$ 1,979,010 (R$ 1,644,617 at 09/30/2017) (Note 13b I).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	125

b)	Prepaid expenses

	09/30/2018	09/30/2017
Commissions	293,570	672,779
Related to vehicle financing	17,320	57,166
Related to insurance and pension plan	23,039	101,795
Restricted to commissions / partnership agreements	1,647	11,420
Related to Payroll Loans	97,447	349,034
Other	154,118	153,364
Advertising	421,641	271,621
Other	1,144,818	1,085,133
Total	1,860,029	2,029,533
(*)	The impact on income related to commission from local correspondents, as described in Note 4g, was R$ 296,238 (R$ 272,318 at 01/01 to 09/30/2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	126

c)	Other sundry liabilities

	09/30/2018	09/30/2017
Liabilities from Payment Transactions	35,231,817	28,670,625
Liabilities from transactions related to credit assignments (Note 7f)	4,136,421	5,126,133
Provisions for sundry payments	3,441,230	4,597,539
Sundry creditors - foreign	5,810,631	3,202,033
Sundry creditors - local	2,384,333	2,114,425
Provision financial guarantees provided (Note 7c)	1,268,994	1,927,314
Personnel provision	2,218,040	1,990,765
Creditors of funds to be released	1,240,771	821,295
Liabilities for official agreements and rendering of payment services	904,582	826,753
Provision for health insurance (*)	855,904	757,155
Provision for retirement plan benefits (Note 18)	779,454	785,573
Other	2,039,359	610,150
Total	60,311,536	51,429,760

(*) Provision set up to cover possible future deficits up to the total discontinuation of the portfolio, arising from the difference between monthly installments adjustments, authorized annually by the regulatory body, and the actual variation of hospital costs that affect the compensation of claims (Note 12i).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	127

d)	Banking service fees

	01/01 to	01/01 to
	09/30/2018	09/30/2017
Asset management	4,714,186	4,069,010
Funds management fees	4,215,750	3,597,774
Consortia management fees	498,436	471,236
Current account services	524,202	573,445
Credit cards	8,088,732	7,687,807
Relationship with stores	8,088,634	7,687,753
Credit card processing	98	54
Sureties and credits granted	1,994,230	1,920,994
Loan operations	870,299	787,283
Guarantees provided	1,123,931	1,133,711
Receipt services	1,328,198	1,209,687
Collection fees	1,126,449	1,018,670
Collection services	201,749	191,017
Other	2,369,889	2,113,570
Custody services and management of portfolio	322,480	303,481
Economic and financial advisory	503,402	505,974
Foreign exchange services	112,177	88,620
Other services	1,431,830	1,215,495
Total	19,019,437	17,574,513

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	128

e)	Income related to bank charges

	01/01 to	01/01 to
	09/30/2018	09/30/2017
Loan operations / registration	623,250	653,916
Credit cards – annual fees and other services	2,846,847	2,635,071
Deposit account	158,441	145,764
Transfer of funds	291,886	215,927
Income related to securities brokerage	560,346	525,881
Service package fees	4,859,922	4,588,123
Total	9,340,692	8,764,682

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	129

f)	Personnel expenses

	01/01 to	01/01 to
	09/30/2018	09/30/2017
Compensation	(7,515,540)	(6,863,842)
Charges	(2,237,324)	(2,085,139)
Welfare benefits (Note 18)	(2,807,122)	(2,510,101)
Training	(167,048)	(157,009)
Labor claims and termination of employees (Note 11b)	(1,651,116)	(2,056,984)
Share-based payment	(167,728)	(148,437)
Total	(14,545,878)	(13,821,512)
Employees’ profit sharing	(3,006,366)	(2,480,435)
Total including employees’ profit sharing	(17,552,244)	(16,301,947)

g)	Other administrative expenses

	01/01 to	01/01 to
	09/30/2018	09/30/2017
Data processing and telecommunications	(3,123,265)	(3,038,702)
Depreciation and amortization	(1,991,485)	(1,662,076)
Installations	(2,439,546)	(2,320,557)
Third-party services	(3,234,198)	(3,069,347)
Financial system services	(552,978)	(580,576)
Advertising, promotions and publication	(1,052,637)	(774,566)
Transportation	(256,211)	(254,000)
Materials	(238,898)	(250,946)
Security	(565,304)	(542,060)
Travel expenses	(164,627)	(153,221)
Other	(964,527)	(886,010)
Total	(14,583,676)	(13,532,061)

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	130

h)	Other operating revenue

	01/01 to	01/01 to
	09/30/2018	09/30/2017
Reversal of operating provisions	40,501	47,298
Recovery of charges and expenses	118,208	95,145
Other	754,153	654,757
Total	912,862	797,200

i)	Other operating expenses

	01/01 to	01/01 to
	09/30/2018	09/30/2017
Provision for contingencies (Note 11b)	(487,988)	(1,139,531)
Civil lawsuits	(228,024)	(1,164,763)
Tax and social security contributions	(13,424)	8,244
Other	(246,540)	16,988
Selling - credit cards	(2,833,733)	(2,445,336)
Claims	(275,260)	(226,365)
Impairment – Operations with no Credit Granting Characteristics	(1,633,355)	(220,725)
Impairment – Other receivables Sundry	(167,363)	(249,284)
Provision for health insurance (Note 12c)	(13,706)	(15,109)
Refund of interbank costs	(217,174)	(229,319)
Amortization of investments/goodwill	(941,807)	(823,821)
Other	(1,554,618)	(1,623,471)
Total	(8,125,004)	(6,972,961)

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	131

Note 13 - Taxes

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	20.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS up to	5.00%

(1)	On October 06, 2015, law nº. 13,169, a conversion of provisional measure nº. 675, which increased the Social Contribution tax rate from 15.00% to 20.00% until December 31, 2018, for financial institutions, insurance companies and credit card management companies, was introduced. For the other companies, the tax rate remains at 9.00%;
(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

a)	Expenses for taxes and contributions

I -	Demonstration of Income tax and social contribution expense calculation:

	01/01 to	01/01 to
Due on operations for the period	09/30/2018	09/30/2017
Income before income tax and social contribution	21,376,887	27,212,013
Charges (income tax and social contribution) at the rates in effect	(9,619,599)	(12,245,406)
Increase / decrease in income tax and social contribution charges arising from:
Investments in affiliates and jointly controlled entities	82,766	153,648
Foreign exchange variations on investments abroad	4,912,886	(736,790)
Interest on capital	2,737,069	2,859,279
Corporate reorganizations (Note 4r)	470,804	470,886
Dividends and interest on external debt bonds	376,136	296,922
Other nondeductible expenses net of non taxable income (*)	(5,375,295)	4,242,259
Income tax and social contribution expenses	(6,415,233)	(4,959,202)
Related to temporary differences
Increase (reversal) for the period	4,172,366	(4,403,849)
Increase (reversal) of prior periods	1,660	455,137
(Expenses)/Income related to deferred taxes	4,174,026	(3,948,712)
Total income tax and social contribution expenses	(2,241,207)	(8,907,914)

(*) Includes temporary (additions) and exclusions.

II -	Composition of tax expenses:

	01/01 to	01/01 to
	09/30/2018	09/30/2017
PIS and COFINS	(3,106,614)	(4,155,102)
ISS	(971,200)	(821,622)
Other	(561,365)	(472,773)
Total	(4,639,179)	(5,449,497)

The tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ 232,401 (R$ 341,579 at 09/30/2017) and are mainly composed of PIS and COFINS.

III -	Tax effects on foreign exchange management of investments abroad.

In order to minimize the effects on income in connection with the foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedges), as mentioned in Note 21b.

The results of these transactions are considered in the calculation base of income tax and social contribution, in accordance with their nature, while the foreign exchange variations on investments abroad are not included therein, pursuant to the tax legislation in force:

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	132

b)	Deferred taxes

I -	The Deferred Tax Asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	Provisions		Deferred Tax Assets
	09/30/2017	09/30/2018	12/31/2017	Realization / Reversal	Increase	09/30/2018	09/30/2017
Reflected in income and expense accounts			49,076,207	(18,771,449)	12,791,514	43,096,272	50,173,064
Allowance for loan losses	70,294,892	59,359,946	28,446,922	(7,481,516)	2,594,088	23,559,494	30,070,483
Related to income tax and social contribution loss carryforwards			6,284,551	(2,309,804)	1,981,409	5,956,156	5,830,147
Provision for profit sharing	2,969,262	3,401,821	1,821,801	(1,821,801)	1,423,364	1,423,364	1,215,534
Provision for devaluation of securities with permanent impairment	2,783,765	3,604,439	1,293,652	(1,070,863)	1,198,450	1,421,239	1,124,836
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	315,093	874,971	210,561	(210,561)	347,745	347,745	133,135
Adjustments of operations carried out on the futures settlement market	1,188,318	320,073	299,754	(299,754)	153,424	153,424	501,853
Goodwill on purchase of investments	1,305,486	1,374,261	652,897	(326,107)	79,128	405,918	640,651
Provision for contingent liabilities	14,379,006	11,940,932	5,192,543	(1,355,853)	1,016,903	4,853,593	5,953,544
Civil lawsuits	4,992,932	4,206,606	1,974,092	(425,317)	160,123	1,708,898	1,978,276
Labor claims	5,477,273	5,387,446	2,198,326	(822,683)	712,956	2,088,599	2,216,306
Tax and social security contributions	3,908,801	2,346,880	1,020,125	(107,853)	143,824	1,056,096	1,758,962
Legal obligation - tax and social security contributions	2,223,162	1,220,030	488,790	(60,130)	116,116	544,776	374,930
Provision related to health insurance operations	757,155	855,904	340,591	(803)	5,655	345,443	302,535
Other non-deductible provisions	7,568,104	9,649,643	4,044,145	(3,834,257)	3,875,232	4,085,120	4,025,416

Reflected in stockholders’ equity accounts			1,895,172	(561,401)	552,617	1,886,388	2,136,725
Corporate reorganizations (Note 4r)	2,307,946	461,574	627,739	(470,804)	-	156,935	784,702
Adjustment to market value of available-for-sale securities	24,706	1,750,342	167,397	(46)	551,303	718,654	11,118
Cash flow hedge	3,464,450	2,213,585	1,099,305	(90,551)	-	1,008,754	1,326,906
Provision for retirement plan benefits	18,780	4,760	731	-	1,314	2,045	13,999
Total (*)	109,600,125	97,032,281	50,971,379	(19,332,850)	13,344,131	44,982,660	52,309,789
Social contribution for offsetting arising from Option established in article 8º of Provisional Measure nº. 2,158-35 of August			611,694	(8,219)	-	603,475	632,362

(*) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. For subsidiaries, Itaú Unibanco S.A e Banco Itaucard S.A, a requirement has been sent to Central Bank of Brazil, in compliance with paragraph 7 of article 1 of Resolution nº 4,441/15 and Circular nº 3,776/15.

For ITAÚ UNIBANCO HOLDING, Tax Credits totaled R$ 2,358,863 (R$ 486,013 at 09/30/2017) and are mainly represented by Tax Loss Carryforwards of R$ 1,751,485 (R$ 132,860 at 09/30/2017), Provisions for Escrow Accounts of R$ 112,766 (R$ 117,105 at 09/30/2017), Administrative Provisions of R$ 49,988 (R$ 79,350 at 09/30/2017), Provisions for Legal, Tax and Social Security Risks of R$ 81,506 (R$ 51,480 at 09/30/2017), the realization of which is contingent upon the outcome of the respective lawsuits and Adjustment to Market Value of Trading Securities and Derivative Financial Instruments of R$ 237,680 (R$ 942 at 09/30/2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	133

II -	Provision for Deferred Income Tax and Social Contribution balance and the changes therein changes are shown as follows:

	12/31/2017	Realization / Reversal	Increase	09/30/2018	09/30/2017
Reflected in income and expense accounts	13,364,175	(10,960,062)	2,154,546	4,558,659	15,868,838
Depreciation in excess – leasing	613,348	(280,089)	-	333,259	721,816
Restatement of escrow deposits and contingent liabilities	1,279,719	(9,484)	72,369	1,342,604	1,210,500
Provision for pension plan benefits	304,032	(19,052)	13,526	298,506	312,846
Adjustments to market value of securities and derivative financial instruments	8,498,725	(8,498,725)	591,820	591,820	10,732,661
Adjustments of operations carried out on the future settlement market	1,575,716	(1,575,716)	1,456,365	1,456,365	1,820,220
Taxation of results abroad – capital gains	2,316	(682)	-	1,634	1,803
Other	1,090,319	(576,314)	20,466	534,471	1,068,992
Reflected in stockholders’ equity accounts	233,603	(223,782)	23,778	33,599	397,128
Adjustments to market value of available-for-sale securities	224,342	(223,782)	7,319	7,879	394,656
Provision for pension plan benefits (*)	9,261	-	16,459	25,720	2,472
Total	13,597,778	(11,183,844)	2,178,324	4,592,258	16,265,966

(*) Reflected in stockholders' equity, pursuant to CVM Resolution n° 4,424/15 (Note 15).

At ITAÚ UNIBANCO HOLDING, the Provisions for Deferred Taxes and Contributions total R$ 16,024 (R$ 93,732 at 09/30/2017) and are basically comprised of Monetary Restatement of Escrow Deposits for Legal Obligations and Contingent Liabilities of R$ 3,995 (R$ 5,217 at 09/30/2017) and Adjustments to Market Value of Trading Securities and Financial Derivative Instruments of R$ 88,515 at 09/30/2017.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	134

III -	The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the Provision for Deferred Income Tax and Social Contribution existing at September 30, 2018, are:

	Deferred tax assets								Provision for deferred
Year of realization	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%	Social contribution for offsetting	%	income tax and social contribution	%	Net deferred taxes	%

2018	12,335,547	32%	40,492	1%	12,376,039	27%	6,095	1%	(626,965)	14%	11,755,169	29%
2019	13,891,083	36%	345,863	5%	14,236,946	32%	63,787	11%	(828,932)	18%	13,471,801	33%
2020	2,462,726	6%	2,361,808	40%	4,824,534	11%	484,771	80%	(32,586)	1%	5,276,719	13%
2021	2,908,229	7%	2,091,175	35%	4,999,404	11%	-	0%	(1,558,330)	34%	3,441,074	8%
2022	2,422,996	6%	1,076,728	18%	3,499,724	8%	48,822	8%	(202,881)	4%	3,345,665	8%
after 2022	5,005,923	13%	40,090	1%	5,046,013	11%	-	0%	(1,342,564)	29%	3,703,449	9%
Total	39,026,504	100%	5,956,156	100%	44,982,660	100%	603,475	100%	(4,592,258)	100%	40,993,877	100%
Present value (*)	35,942,618		5,249,033		41,191,651		552,806		(3,979,577)		37,764,880

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and service fees and others, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, we recommend that the trends for the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carry forwards are not used as an indication of future net income.

IV-	Considering the temporary effects introduced by Law nº. 13,169/15, which increased the social contribution rate to 20% through December 31, 2018, tax credits were recognized based on their likelihood of realization. As at 09/30/2018 and 09/30/2017, there are no unrecognized tax credits.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	135

c)	Tax and social security contributions

	09/30/2018	09/30/2017
Taxes and contributions on income payable	3,990,349	3,346,563
Taxes and contributions payable	2,092,567	2,095,802
Provision for deferred income tax and social contribution (Note 13b II)	4,592,258	16,265,966
Legal liabilities – tax and social security (Note 11b)	4,588,179	4,896,575
Total	15,263,353	26,604,906

At ITAÚ UNIBANCO HOLDING, the balance of tax and social security contributions totals R$ 831,503 (R$ 237,128 at 09/30/2017) and is mainly comprised of taxes and contributions on income payable of R$ 800,402 (R$ 128,922 at 09/30/2017) and provision for deferred income tax and social contribution R$ 16,024 (R$ 93,732 at 09/30/2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	136

Note 14 – Permanent Assets

a) Investment - Change of investments - ITAÚ UNIBANCO HOLDING

		Balance at 12/31/2017						Changes 09/30/2018
		Book value								Equity in earnings of subisidiaries				Exchange					Equity in
Companies	Functional currency	Stockholders' equity	Changes in exchange rates - Functional currency	Adjustments under investor criteria (1)	Unrealized results	Goodwill	Balance at 12/31/2017	Amortization of goodwill	Dividends / interest on capital paid/provided for (2)	Earnings / (Losses)	Adjustments under investor criteria (1)	Unrealized results	Total	Variation – Functional currency other than the Real	Adjustments in marketable securities of subsidiaries and other	Corporate Events (3)	Balance at 09/30/2018	Balance at 09/30/2017	earnings of subsidiaries from 01/01 to 09/30/2017
Domestic		74,937,305	287,331	436,488	(231,258)	5,279	75,435,145	(4,752)	(1,469,700)	11,741,504	96,645	110,418	11,948,567	1,090,349	(1,078,180)	14,499,995	100,421,424	78,514,597	14,890,572
Itaú Unibanco S.A.		60,966,756	288,493	384,266	(155,558)	5,279	61,489,236	(4,752)	(769,700)	10,014,297	88,501	83,116	10,185,914	1,091,000	(999,392)	14,500,000	85,492,306	64,553,874	12,731,860
Banco Itaucard S.A.		8,546,636	(287)	3,034	(53,498)	-	8,495,885	-	-	977,914	876	10,657	989,447	626	(52,289)	-	9,433,669	8,500,872	1,317,653
Banco Itaú BBA S.A.		2,173,988	(1,047)	41,556	(22,202)	-	2,192,295	-	(500,000)	380,840	6,089	16,645	403,574	(1,982)	(26,233)	-	2,067,654	2,202,911	443,521
Itaú BBA Participações S.A.		2,069,612	172	-	-	-	2,069,784	-	-	195,263	-	-	195,263	705	763	-	2,266,515	2,009,063	210,667
Itaú Corretora de Valores S.A.		1,180,299	-	7,632	-	-	1,187,931	-	(200,000)	173,188	1,179	-	174,367	-	(1,029)	-	1,161,269	1,247,864	186,869
Itaú Seguros S.A.		14	-	-	-	-	14	-	-	2	-	-	2	-	-	(5)	11	13	2
Foreign		6,374,733	562,231	-	(11,533)	372,551	7,297,982	(33,868)	(130,022)	667,212	-	(377)	666,835	795,107	(16,985)	-	8,579,049	6,926,903	125,844
Itaú Corpbanca	Chilean peso	3,217,382	351,329	-	-	372,551	3,941,262	(33,868)	(28,003)	5,988	-	-	5,988	470,085	(7,864)	-	4,347,600	3,737,126	(49,918)
BICSA Holdings, LTD.	Chilean peso	1,606,414	169,140	-	(11,533)	-	1,764,021	-	-	92,755	-	(377)	92,378	241,891	28	-	2,098,318	1,667,760	(62,612)
Banco Itaú Uruguay S.A.	Uruguayan peso	1,288,710	35,140	-	-	-	1,323,850	-	-	439,300	-	-	439,300	69,303	(9,163)	-	1,823,290	1,287,155	159,375
OCA S.A.	Uruguayan peso	262,227	6,622	-	-	-	268,849	-	(102,019)	129,169	-	-	129,169	13,828	14	-	309,841	231,759	78,838
ACO Ltda. (4)	Uruguayan peso	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3,103	161
Grand total		81,312,038	849,562	436,488	(242,791)	377,830	82,733,127	(38,620)	(1,599,722)	12,408,716	96,645	110,041	12,615,402	1,885,456	(1,095,165)	14,499,995	109,000,473	85,441,500	15,016,416

(1) Adjustment arising from the standardization of the investee’s financial statements according to the investor’s accounting policies;

(2) Dividends approved and not paid are recorded as Dividends receivable;

(3) Corporate events arising from acquisitions, spin-offs, merges, takeovers, and increases or decreases of capital;

(4) Company incorporated on December 1st, 2017.

				Number of shares/quotas owned by			Equity share in capital
		Stockholders’	Net income	ITAÚ UNIBANCO HOLDING			09/30/2018 (%)
Companies	Capital	equity	for the period	Common	Preferred	Quotas	Voting	Share
Domestic
Itaú Unibanco S.A.	61,925,426	85,563,872	10,014,297	2,932,936,995	2,840,549,071	-	100.00	100.00
Banco Itaucard S.A.	4,252,600	9,476,508	977,914	237,962,639,781	1,277,933,118	-	99.99	99.99
Banco Itaú BBA S.A.	1,490,000	2,073,212	380,840	4,474,435	4,474,436	-	99.99	99.99
Itaú BBA Participações S.A.	1,328,562	2,266,515	195,263	548,954	1,097,907	-	100.00	100.00
Itaú Corretora de Valores S.A.	802,482	1,161,270	173,188	27,482,523	811,503	-	99.99	99.99
Itaú Seguros S.A.	1,756,139	4,242,239	793,211	450	1	-	0.01	0.01
Foreign
Itaú CorpBanca	11,355,789	17,856,428	26,671	115,039,610,411	-	-	22.45	22.45
BICSA Holdings, LTD.	1,324,733	2,110,229	92,755	-	-	330,860,745	99.99	99.99
Banco Itaú Uruguay S.A.	541,174	1,823,289	439,300	4,465,133,954	-	-	100.00	100.00
OCA S.A.	18,222	309,841	129,169	1,503,496,740	-	-	100.00	100.00

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	137

b)	Fixed assets, goodwill and intangible assets

I)	Fixed assets

		Real estate in use (2) (3)		Other fixed assets (2) (3)
Real estate in use (1)	Fixed assets under construction	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP Systems	Other (communication, security and transportation)	Total
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2017	365,704	975,333	3,106,582	2,203,443	1,955,671	1,151,278	6,447,547	1,149,215	17,354,773
Acquisitions	296,148	-	-	24,399	6,064	39,407	460,526	108,671	935,215
Disposals	-	(10,124)	(72,427)	(32,996)	(8,766)	(14,393)	(143,364)	(6,542)	(288,612)
Exchange variation	7,741	1,700	3,751	112,371	15,172	35,880	20,873	6,130	203,618
Transfers	(189,671)	-	56,880	59,334	24,689	-	48,768	-	-
Other	641	(46,661)	(14,569)	79,300	(4,286)	(28,541)	16,522	420	2,826
Balance at 09/30/2018	480,563	920,248	3,080,217	2,445,851	1,988,544	1,183,631	6,850,872	1,257,894	18,207,820

Depreciation
Balance at 12/31/2017	-	-	(1,893,035)	(1,374,580)	(1,151,012)	(713,682)	(5,074,132)	(753,384)	(10,959,825)
Depreciation expenses	-	-	(59,907)	(140,425)	(115,709)	(70,146)	(469,261)	(90,058)	(945,506)
Disposals	-	-	20,775	21,883	2,508	10,249	125,829	5,372	186,616
Exchange variation	-	-	10,612	(52,696)	2,825	(12,554)	(43,715)	(5,598)	(101,126)
Other	-	-	2,544	(84,616)	(1,783)	(2,345)	12,094	(13,326)	(87,432)
Balance at 09/30/2018	-	-	(1,919,011)	(1,630,434)	(1,263,171)	(788,478)	(5,449,185)	(856,994)	(11,907,273)

Book value
Balance at 09/30/2018 (4)	480,563	920,248	1,161,206	815,417	725,373	395,153	1,401,687	400,900	6,300,547
Balance at 09/30/2017 (4)	205,766	971,704	1,420,842	736,560	827,350	413,705	1,385,955	408,146	6,370,028

(1) The contractual commitments for the purchase of the fixed assets totaled R$ 69,056 achievable by 2019;

(2) Includes amounts pledged in guarantee of voluntary deposits (Note 11d);

(3) Includes the amount of R$ 2,915 (R$ 3,418 at 09/30/2017) related to attached real estate.

(4) During the period, there was no impairment of assets recorded in Fixed assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	138

II)	Goodwill

			Changes
	Amortization period	Balance at 12/31/2017	Acquisitions	Amortization expenses	Exchange variation	Other	Balance at 09/30/2018	Balance at 09/30/2017
Goodwill (Notes 2b and 4j)	10 years	1,451,809	-	(188,339)	19,977	-	1,283,447	1,248,642

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	139

III)	Intangible assets

		Other intangible assets
Intangible (1)	Rights for acquisition of payroll (2)	Association for the promotion and offer of financial products and services	Acquisition of software	Development of software	Goodwill on acquisition (Note 4k)	Other intangible assets	Total
Annual amortization rates	20%	8%	20%	20%	20%	10% to 20%

Cost
Balance at 12/31/2017	1,059,890	2,452,107	4,502,310	4,352,576	8,984,696	1,047,868	22,399,447
Acquisitions	277,852	1,000	500,994	221,873	-	-	1,001,719
Disposals	(146,740)	(23,519)	(310,348)	(1,688)	-	-	(482,295)
Exchange variation	-	145,211	397,133	-	887,688	40,541	1,470,573
Other	(4,623)	86,063	12,856	46,897	9,652	(6,114)	144,731
Balance at 09/30/2018	1,186,379	2,660,862	5,102,945	4,619,658	9,882,036	1,082,295	24,534,175

Amortization
Balance at 12/31/2017	(471,372)	(646,902)	(1,995,175)	(1,267,239)	(2,136,815)	(504,318)	(7,021,821)
Amortization expenses (3)	(167,316)	(167,409)	(443,758)	(492,132)	(794,472)	(22,342)	(2,087,429)
Disposals	146,740	23,519	310,302	-	-	-	480,561
Exchange variation	-	(155,109)	(245,615)	-	(190,704)	(5,373)	(596,801)
Other	4,038	111,711	5,652	(46,897)	(9,652)	-	64,852
Balance at 09/30/2018	(487,910)	(834,190)	(2,368,594)	(1,806,268)	(3,131,643)	(532,033)	(9,160,638)

Impairment (4)
Balance at 12/31/2017	-	-	(54,286)	(342,475)	-	-	(396,761)
Additions / assumptions	-	-	(167,003)	(360)	-	-	(167,363)
Exchange variation	-	-	(11,913)	-	-	-	(11,913)
Balance at 09/30/2018	-	-	(233,202)	(342,835)	-	-	(576,037)

Book value
Balance at 09/30/2018	698,469	1,826,672	2,501,149	2,470,555	6,750,393	550,262	14,797,500
Balance at 09/30/2017	506,496	1,808,934	2,122,370	2,529,169	6,246,348	531,999	13,745,316

(1) The contractual commitments for the purchase of the new intangible assets totaled R$ 727,612 achievable by 2020;

(2) Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits;

(3) Amortization expenses related to the rights for acquisition of payrolls and associations are disclosed in the expenses on financial operations;

(4) Pursuant to BACEN Resolution nº. 3,566, of May 29, 2001 (Note 12i).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	140

Note 15 – Stockholders' equity

a)	Capital

Capital is represented by 6,536,090,232 book-entry shares with no par value, of which 3,305,526,906 are common and 3,230,563,326 are preferred shares with no voting rights, but with tag-along rights, in the event of disposal of control, to be included in a public offering of shares, so as to ensure the price equal to eighty per cent (80%) of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares.

In Meetings of the Board of Directors held on 12/15/2017 and 02/22/2018, cancellations of 31,793,105 and 14,424,206, were approved, respective of common shares of own issue and shares held in treasury, with no change in capital, upon capitalization of amounts recorded in Revenue Reserves – Statutory Reserve.

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2017	3,299,073,506	1,116,291,341	4,415,364,847	65,482,470
Residents abroad at 12/31/2017	20,877,606	2,114,271,985	2,135,149,591	31,665,530
Shares of capital stock at 12/31/2017	3,319,951,112	3,230,563,326	6,550,514,438	97,148,000
(-) Cancellation of Shares – Meeting of the Board of Directors at February 22, 2018	(14,424,206)	-	(14,424,206)	-
Shares of capital stock at 09/30/2018	3,305,526,906	3,230,563,326	6,536,090,232	97,148,000
Residents in Brazil at 09/30/2018	3,283,446,545	1,077,703,585	4,361,150,130	64,821,170
Residents abroad at 09/30/2018	22,080,361	2,152,859,741	2,174,940,102	32,326,830
Treasury shares at 12/31/2017 (1)	14,424,206	71,459,714	85,883,920	(2,742,767)
Purchase of treasury shares	-	13,100,000	13,100,000	(510,308)
(-) Cancellation of Shares – Meeting of the Board of Directors at February 22, 2018	(14,424,206)	-	(14,424,206)	534,421
Result of delivery of treasure shares	-	(24,433,994)	(24,433,994)	755,892
Treasury shares at 09/30/2018 (1)	-	60,125,720	60,125,720	(1,962,762)
Outstanding shares at 09/30/2018	3,305,526,906	3,170,437,606	6,475,964,512
Outstanding shares at 09/30/2017	3,351,741,143	3,152,611,081	6,504,352,224

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

We detail below of the cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian reais per share):

	01/01 to 09/30/2018
Cost / Market value	Common	Preferred
Minimum	-	37.45
Weighted average	-	38.95
Maximum	-	40.06
Treasury shares
Average cost	-	32.64
Market value at 09/30/2018	37.70	44.13

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	141

b)	Dividends

Shareholders are entitled mandatory minimum dividends in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally of income distributed, after common shares have received dividends equal to the annual minimum priority dividend to be paid to preferred shares (R$ 0.022 non-cumulative per share).

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share.

I -	Calculation of dividends and interest on capital

09/30/2018
Statutory net income	15,284,291
Adjustments:
(-) Legal reserve - 5%	(764,215)
Dividend calculation basis	14,520,076
Mandatory dividend - 25%	3,630,019
Dividends and Interest on Capital Paid/ Provided for/ Identified	7,572,108

II –	Stockholders' compensation

	Gross value per share (R$)	Gross	WTS	Net
Paid / Prepaid		5,629,102	(121,619)	5,507,483
Dividends - 8 monthly installments paid in February to September 2018	0.0150	777,311	-	777,311
Dividends - paid on 08/30/2018	0.6240	4,041,001	-	4,041,001
Interest on capital - paid on 08/30/2018	0.1252	810,790	(121,619)	689,171

Provided for (recorded in Other liabilities – Social and statutory)		97,139	-	97,139
Dividends - 1 monthly installment paid on 10/01/2018	0.0150	97,139	-	97,139

Identified in Revenue Reserve In Stockholders’ Equity	0.3062	1,982,841	(15,355)	1,967,486
Total from 01/01 to 09/30/2018		7,709,082	(136,974)	7,572,108
Total from 01/01 to 09/30/2017		11,967,687	(529,516)	11,438,171

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	142

c)	Capital reserves and revenue reserves - ITAÚ UNIBANCO HOLDING

	09/30/2018	09/30/2017
Capital reserves	1,732,340	1,515,192
Premium on subscription of shares	283,512	283,512
Share-based payment plan	1,447,723	1,230,575
Reserves from tax incentives and restatement of equity securities and other	1,105	1,105
Revenue reserves	29,160,487	31,554,495
Legal (1)	9,657,138	8,668,012
Statutory (2)	19,503,349	22,886,483

(1) It purpose is to ensure the integrity of capital, compensate loss or increase capital.

(2) Its main purpose is to ensure the remuneration flow to shareholders.

d)	Reconciliation of net income and stockholders’ equity (Note 2b)

	Net income		Stockholders’ equity
	01/01 to 09/30/2018	01/01 to 09/30/2017	09/30/2018	09/30/2017
ITAÚ UNIBANCO HOLDING	15,284,291	16,610,248	125,533,551	125,574,836
Amortization of goodwill	171,095	168,068	(193,510)	(420,857)
Corporate reorganizations (Note 4r)	1,384,719	1,384,959	(304,638)	(1,523,244)
Conversion adjustments of foreign investments (Note 4t)	1,931,462	(20,089)	-	-
Foreign exchange variations of investments	(238)	(5,775)	-	-
Hedge of net investments in foreign operations	3,376,042	(28,088)	-	-
Tax effects – hedge of net investments in foreign operations	(1,444,342)	13,774	-	-
ITAÚ UNIBANCO HOLDING CONSOLIDATED	18,771,567	18,143,186	125,035,403	123,630,735

e)	Asset valuation adjustments

	09/30/2018	09/30/2017
Available-for-sale securities	(1,120,482)	400,996
Hedge cash flow	(1,323,757)	(1,716,955)
Remeasurements in liabilities of post-employment benefits	(829,869)	(874,158)
Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations	(349,854)	(386,472)
Asset valuation adjustments (*)	(3,623,962)	(2,576,589)

(*) net of tax effects.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	143

f)	Non-controlling interests

	Stockholders’ equity		Net Income
	09/30/2018	09/30/2017	01/01 to 09/30/2018	01/01 to 09/30/2017
Itaú CorpBanca (Note 2c)	11,418,006	9,550,689	(17,068)	142,772
Itaú CorpBanca Colombia S.A. (Note 2c)	1,380,598	1,098,662	(15,112)	(9,205)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	399,802	468,228	(66,474)	(70,476)
Luizacred S.A. Soc. de Crédito, Financiamento e Investimento	359,905	306,395	(57,825)	(52,560)
Other	102,482	84,392	(26,885)	(17,241)
Total	13,660,793	11,508,366	(183,364)	(6,710)

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	144

g)	Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment programs aimed at involving its management members and employees in the medium and long term corporate development process.

These payments are only made in years where there are sufficient profits to enable the distribution of mandatory dividends, in order to limit the maximum dilutive effect to which stockholders are subject, and at a quantity that does not exceed the limit of 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date.

These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

From 01/01 to 09/30/2018, the accounting effect of the Share-based payment in income was R$ (460,366) (R$ (381,343) from 01/01 to 09/30/2017).

I –	Stock Option Plan (Simple Options)

ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”) aimed at involving management members and employees in the medium and long term corporate development program of ITAÚ UNIBANCO HOLDING and its subsidiaries, offering them the opportunity to benefit from the appreciation that their work and dedication bring to the shares.

In addition to the awards provided under the Plan, ITAÚ UNIBANCO HOLDING also maintains control over the rights and obligations in connection with the options granted under the plans approved at the Extraordinary Stockholders’ Meetings held on April 24, 2009 and April 19, 2013 related to the Unibanco – União de Bancos Brasileiros S.A., Unibanco Holdings S.A. and Redecard S.A. stock option plans, respectively. Accordingly, the exchange of shares for ITUB4 did not have a relevant financial impact.

Simple options have the following characteristics:

a)	Exercise price: calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be inflation-adjusted to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on B3.

b)	Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years.

c)	Fair value and economic assumptions for cost recognition: the fair value of Simple Options is calculated on the grant date based on the Binominal model. Economic assumptions used are as follows:

(i)	Exercise price: exercise price previously agreed upon the option issue, adjusted by the IGP-M variation;

(ii)	Price of the underlying asset (ITUB4 shares): closing price on B3 on the calculation base date;

(iii)	Expected dividends: the average annual return rate for the last three years of dividends paid plus interest on capital of the ITUB4 share;

(iv)	Risk-free interest rate: IGP-M coupon rate at the expiration date of the Simple Option;

(v)	Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the ITUB4 share closing prices, disclosed by B3, adjusted by the IGP-M variation.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	145

	Simple options
	Quantity	Weighted average exercise price	Weighted average market value
Opening balance at 12/31/2017	16,342,906	37.81
Options exercisable at the end of the period	16,342,906	37.81
Options outstanding but not exercisable	-	-
Options:
Granted	-	-
Canceled / Forfeited (*)	(7,020)	32.98
Exercised	(9,665,713)	38.94	49.96
Closing balance at 09/30/2018	6,670,173	39.65
Options exercisable at the end of the period	6,670,173	39.65
Options outstanding but not exercisable	-	-
Range of exercise prices
Granting 2010-2011		21.71 - 44.10
Granting 2012		32.98
Weighted average of the remaining contractual life (in years)	0.65

(*) Refers to non-exercise based on the beneficiary’s decision.

	Simple options
	Quantity	Weighted average exercise price	Weighted average market value
Opening balance at 12/31/2016	38,033,506	36.94
Options exercisable at the end of the period	23,440,177	40.98
Options outstanding but not exercisable	14,593,329	30.45
Options:
Granted	-	-
Canceled / Forfeited (*)	(38,177)	34.53
Exercised	(13,993,381)	33.66	41.11
Closing balance at 09/30/2017	24,001,948	38.05
Options exercisable at the end of the period	24,001,948	38.05
Options outstanding but not exercisable	-	-
Range of exercise prices
Granting 2010-2011		21.71 - 41.02
Granting 2012		29.96
Weighted average of the remaining contractual life (in years)	1.23

(*) Refers to non-exercise based on the beneficiary’s decision.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	146

ll –	Partner Plan

The employees and management members of ITAÚ UNIBANCO HOLDING and its subsidiaries may be selected to participate in the program investing a percentage of their bonus to acquire ITUB4 shares and share-based instruments. Accordingly, the ownership of these shares should be held by the beneficiaries for a period from three to five years, counted from the initial investment, and are thus subject to market price variation. After complying with the suspensive conditions set forth in the program, beneficiaries will be entitled to receive ITUB4 as consideration, in accordance with the numbers of shares provided for in the program regulation.

The acquisition prices of own shares and Share-Based Instruments are established every six months and are equivalent to the average of the ITUB4 quotation in the 30 days prior to the determination of the acquisition price.

The fair value of the ITUB4 as consideration is the market price at the grant date, less expected dividends.

The weighted average of the fair value of the ITUB4 shares as consideration was estimated at R$ 39.33 per share at 09/30/2018 (R$ 32.33 per share at 09/30/2017).

Law nº. 12,973/14, which adjusted the tax legislation to the international accounting standards and terminated the Transitional Tax Regime (RTT), set up a new legal framework for payments made in shares. We made changes to the Partner Plan, and adjusted its tax effects, with conform with this new legislation.

Changes in the Partner Program

Quantity
Closing balance at 12/31/2017	34,049,627
New granted	6,608,237
Cancelled	(345,435)
Exercised	(7,731,613)
Balance at 09/30/2018	32,580,816
Weighted average of remaining contractual life (years)	2.61

Quantity
Balance at 12/31/2016	35,462,379
New granted	7,041,957
Cancelled	(710,837)
Exercised	(7,523,051)
Balance at 09/30/2017	34,270,448
Weighted average of remaining contractual life (years)	2.70

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	147

III-	Variable Compensation

The policy established in compliance with CMN Resolution nº. 3,921/10 sets forth that fifty percent (50%) of the management’s variable compensation should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period.

The fair value of the ITUB4 share is the market price at its grant date.

The weighted average of the fair value of ITUB4 shares was estimated at R$ 51.07 per share at 09/30/2018 (R$ 38.23 per share at 09/30/2017).

Change in variable compensation in shares	2018
Quantity
Balance at 12/31/2017	20,819,982
New	7,031,460
Delivered	(11,074,347)
Cancelled	(89,950)
Balance at 09/30/2018	16,687,145

Change in variable compensation in shares	2017
Quantity
Balance at 12/31/2016	24,539,406
New	8,556,882
Delivered	(12,048,631)
Cancelled	(216,336)
Balance at 09/30/2017	20,831,321

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	148

Note 16 – Related parties

a)	Transactions between related parties are disclosed in compliance with CVM Deliberation n° 642, of October 7, 2010, and CMN Resolution n° 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and the lack of risk is taken into consideration.

The unconsolidated related parties are as follows:

•	Itaú Unibanco Participações S.A. (IUPAR), the Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries and joint-controlled entities of ITAÚSA, specially: Itautec S.A., Duratex S.A., Itaúsa Empreendimentos S.A. and Alpargatas S.A.;

•	Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Unibanco de Cinema, Associação Itaú Viver Mais and Associação Cubo Coworking Itaú, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 21e and 21j;

•	Investments in Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and XP Investimentos S.A..

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	149

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING					ITAÚ UNIBANCO HOLDING CONSOLIDATED
		Assets / (liabilities)		Revenue / (expense)			Assets / (liabilities)		Revenue / (expense)
	Annual rate	09/30/2018	09/30/2017	01/01 to 09/30/2018	01/01 to 09/30/2017	Annual rate	09/30/2018	09/30/2017	01/01 to 09/30/2018	01/01 to 09/30/2017
Interbank investments		68,727,675	78,481,218	3,542,957	4,258,564		-	-	-	-
Itaú Unibanco S.A.	6.4% to 8.97% prefixed / 100% Selic	29,073,244	50,170,033	1,997,899	3,128,685		-	-	-	-
Itaú Unibanco S.A. Grand Cayman Branch	5.83% to 6.3633%	11,111,380	8,790,442	452,659	398,745		-	-	-	-
Itaú Unibanco S.A. Nassau Branch	5.125% to 6.5%	28,543,051	19,520,743	1,092,399	731,134		-	-	-	-
Loan operations		-	-	-	-		156,644	97,611	7,883	1,636
Alpargatas S.A.		-	-	-	-		51,206	97,611	2,152	1,636
Other		-	-	-	-		105,438	-	5,731	-
Derivative financial instruments - assets and liabilities		1,109,337	(5,346,557)	4,121,313	(1,455,319)		-	-	-	-
Fundo de Investimento Multimercado		1,109,337	(5,346,557)	4,121,313	(1,455,319)		-	-	-	-
Deposits		(13,981,733)	(22,118,959)	(341,763)	(275,392)		(168,217)	-	(160)	-
Itaú Unibanco S.A. Nassau Branch	2.89% to 3.4% prefixed	(13,981,733)	(22,118,959)	(339,658)	(275,392)		-	-	-	-
Other		-	-	(2,105)	-	75% to 96% of CDI	(168,217)	-	(160)	-
Securities sold under repurchase agreements		-	-	-	-		(31,793)	(46,020)	(2,104)	(4,113)
Duratex S.A.		-	-	-	-	95% to 97,5% of CDI	(19,064)	(20,703)	(912)	(1,530)
Elekeiroz S.A.		-	-	-	-		-	(2,538)	-	(217)
Olimpia Promoção e Serviços S.A.		-	-	-	-	100% Selic	(1,829)	(11,035)	(814)	(1,078)
Alpargatas S.A.		-	-	-	-	97,5% of CDI	(4,598)	-	(70)	-
Other		-	-	-	-	50,01% to 100,15% of CDI	(6,302)	(11,744)	(308)	(1,288)
Debentures		-	(56,671)	-	-		-	-	-	-
Itaú Unibanco S.A. Nassau Branch		-	(56,671)	-	-		-	-	-	-
Amounts receivable from (payable to) related companies / Banking service fees (expenses)		984,308	851,394	(12,057)	(3,419)		(102,710)	(118,974)	33,968	30,614
Itaú Unibanco S.A.		910,511	775,649	-	(1)		-	-	-	-
Itaúsa Investimentos Itaú S.A.		-	-	-	-		(280)	(238)	3,420	5,809
Itaúsa Empreendimentos S.A.		-	-	-	-		-	(16)	1,271	(199)
Olimpia Promoção e Serviços S.A.		-	-	-	-		(1,874)	(1,749)	(17,780)	(17,003)
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		(109,693)	(117,032)	37,450	35,345
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-		298	298	4,610	4,515
Other		73,797	75,745	(12,057)	(3,418)		8,839	(237)	4,997	2,147
Rent revenues (expenses)		-	-	(183)	(287)		-	-	(34,360)	(49,309)
Itaúsa Investimentos Itaú S.A.		-	-	-	(20)		-	-	(1,665)	(1,814)
Itaú Seguros S.A.		-	-	(116)	(204)		-	-	-	-
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		-	-	(27,103)	(38,368)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-		-	-	(5,592)	(8,654)
Other		-	-	(67)	(63)		-	-	-	(473)
Sponsorship expenses		-	-	-	-		-	-	(31,050)	(9,500)
Associação Cubo Coworking Itaú		-	-	-	-		-	-	(31,050)	(9,500)
Donation expenses		-	-	-	-		-	-	(93,920)	(93,727)
Instituto Itaú Cultural		-	-	-	-		-	-	(93,000)	(92,807)
Associação Itaú Viver Mais		-	-	-	-		-	-	(920)	(920)

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (6,892) (R$ (5.527) from 01/01 to 09/30/2017) in view of the use of the common structure.

In accordance with the rules in effect, the financial institutions cannot grant loans or advances to the following:

a) any individual or company that control the Institution or any entity under common control with the institution, or any officer, director, fiscal council member or direct relative of such individuals;

b) any entity controlled by the Institution; or

c) any entity of which the bank directly or indirectly holds at least 10% of the capital stock.

Therefore, no loans or advances are made to any subsidiaries, executive officers, Board of Directors members or their relatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	150

b)	Compensation of management key personnel

Compensation for the period paid to Management Members and members of the Audit Committee of ITAÚ UNIBANCO HOLDING CONSOLIDATED consist of:

	01/01 to	01/01 to
	09/30/2018	09/30/2017
Compensation	368,797	327,345
Board of Directors	29,648	39,760
Management members	339,149	287,585
Profit sharing	180,750	154,203
Board of Directors	3,814	2,464
Management members	176,936	151,739
Contributions to pension plans	6,862	7,852
Board of Directors	170	167
Management members	6,692	7,686
Stock option plan – Management members	157,980	137,302
Total	714,389	626,703

Information related to the granting of the share-based payment, benefits to employees and post-employment benefits is detailed in Notes 15g II and 18, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	151

Note 17 - Market value

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The book value of each financial instrument, whether included or not in the balance sheet (comprises investments in affiliates and other investments), when compared to the value that might be obtained in an active market, or in the absence of such a market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Effects (1)
	Book value		Market		Results		Stockholders
	09/30/2018	09/30/2017	09/30/2018	09/30/2017	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Interbank deposits	28,643,909	28,233,498	28,656,580	28,307,650	12,671	74,152	12,671	74,152
Securities and derivative financial instruments	428,259,904	412,806,030	428,382,998	414,208,230	(1,650,592)	2,071,826	123,094	1,402,200
Adjustment of available-for-sale securities					(1,390,888)	1,091,437	-	-
Adjustment of held-to-maturity securities					(259,704)	980,389	123,094	1,402,200
Loan, lease and other credit operations	495,023,602	431,201,384	500,325,943	439,227,444	5,302,341	8,026,060	5,302,341	8,026,060
Investments
B3	9,743	14,610	171,051	262,532	161,308	247,922	161,308	247,922
Porto Seguro Itaú Unibanco Participações S.A. (2)	2,032,199	2,031,528	5,827,763	3,702,679	3,795,564	1,671,151	3,795,564	1,671,151
Funding and borrowing (3)	414,283,118	336,424,670	414,484,767	336,974,999	(201,649)	(550,329)	(201,649)	(550,329)
Subordinated debt (Note 9f)	53,720,834	48,405,975	53,668,557	49,813,475	52,277	(1,407,500)	52,277	(1,407,500)
Treasury shares	1,962,762	2,409,008	2,653,348	3,379,348	-	-	690,586	970,340

(1) This does not consider the corresponding tax effects;

(2) Parent company of Porto Seguro S.A;

(3) Funding is represented by interbank and time deposits, funds from acceptance and issuance of securities and borrowing.

Fair value is a measurement based, whenever possible, on information observable in the market. It is the price estimated at which a non-mandatory transaction to sell an asset or to transfer a liability would occur between market players, on the measurement date, under current market conditions. It does not represent unrealized results of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	152

To obtain the market values for these financial instruments, the following criteria were adopted:

•	Interbank investments were determined based on their nominal amounts, monetarily restated as at their maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved up to the closing of B3 at the balance sheet date, for floating-rate securities;

•	Securities and derivative financial instruments, according to the rules established by Circulars nº. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by BACEN, are recorded at their market values, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANBIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•	Loans with maturities over 90 days, when available, were calculated based on the net present value of future cash flows discounted at market interest rates effective on the balance sheet date;

•	Investments - in companies B3 and Porto Seguro at the share value quoted on stock exchanges.

•	Time and interbank deposits and funds from the acceptance and issuance of securities and foreign borrowing through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of B3 on the balance sheet date;

•	Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the market interest rates effective on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated from the interest curves of the indexation market places;

•	Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	153

Note 18 – Post-Employments Benefits

The accounting policies and procedures adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED for employee benefits are summarized below.

The total amounts recognized in Income for the Period and Stockholders’ Equity – Asset valuation adjustment were as follows:

Total amounts recognized in Income for the period

	Defined benefit		Defined contribution (*)		Other benefits		Total
	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to
	09/30/2018	09/30/2017	09/30/2018	09/30/2017	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Cost of current service	(52,023)	(50,622)	-	-	-	-	(52,023)	(50,622)
Net interest	(5,909)	(10,172)	50,643	56,906	(18,655)	(16,464)	26,079	30,270
Contribution	-	-	(59,017)	(63,126)	-	-	(59,017)	(63,126)
Benefits paid		-	-	-	14,076	10,409	14,076	10,409
Total Amounts Recognized	(57,932)	(60,794)	(8,374)	(6,220)	(4,579)	(6,055)	(70,885)	(73,069)

(*) In the period, contributions to the defined contributions plan, including PGBL, totaled R$ 174,089 (R$ 230,169 from January 1 to September 30, 2017), of which R$ 59,017 (R$ 63,126 from January 1 to September 30, 2017) arising from social security funds.

Total amounts recognized in Stockholders’ Equity – Asset valuation adjustment

	Defined benefit		Defined contribution		Other benefits		Total
	09/30/2018	09/30/2017	09/30/2018	09/30/2017	09/30/2018	09/30/2017	09/30/2018	09/30/2017
At the beginning of the period	39,863	(69,512)	(1,369,678)	(1,323,234)	(76,583)	(48,400)	(1,406,398)	(1,441,146)
Effects on asset ceiling	17,812	7,711	13,424	(10,958)	-	-	31,236	(3,247)
Remeasurements	(36,641)	(4,995)	(10,476)	(16,748)	-	-	(47,117)	(21,743)
Balance arising from the acquisition of Citibank operations	(579)	-	-	-	-	-	(579)	-
Total Amounts Recognized	20,455	(66,796)	(1,366,730)	(1,350,940)	(76,583)	(48,400)	(1,422,858)	(1,466,136)

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2018	154

a)	Retirement plans

ITAÚ UNIBANCO HOLDING CONSOLIDATED and certain subsidiaries sponsor defined benefit and variable contribution plans, whose basic purpose is to grant benefits that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulations. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance at the eligibility date, according to the plan's regulations, which does not require actuarial calculation, except as described in Note 18c.

Employees hired prior to July 31, 2002, for those who came from Itaú, and prior to February 27, 2009 for those who came from Unibanco, are beneficiaries of the above-mentioned plans. As regards the employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

Supplementary plans are managed by closed-end private pension entities with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaú Unibanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3)
Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Unibanco Pension Plan (3)
Prebeg benefit plan (1)
UBB PREV defined benefit plan (1)
Benefit Plan II (1)
Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
REDECARD Basic Retirement Plan (1)
REDECARD Supplementary Retirement Plan (2)
REDECARD Pension Plan (3)
ITAUCARD Retirement Defined Benefit Plan (1)
ITAUCARD Supplementary Retirement Plan (2)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)

(1) Defined benefit plan;

(2) Variable contribution plan;

(3) Defined contribution plan.

b)	Governance

The closed-end private pension entities (EFPC) and benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s bylaws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulations, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING CONSOLIDATED.

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c)	Defined benefit plan

I -	Main assumptions used in actuarial valuation of Retirement Plans

	09/30/2018	09/30/2017
Discount rate (1)	9.98% p.a.	10.24% p.a.
Mortality table (2)	AT-2000	AT-2000
	Itaú Experience	Itaú Experience
Turnover (3)	2008/2010	2008/2010
Future salary growth	5.04% to 7.12 % p.a.	5.04% to 7.12 % p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00 % p.a.
Inflation	4.00 % p.a.	4.00 % p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit

(1) The adoption of this assumption is based on interest rates obtained from the actual interest curve in IPCA, for medium term liabilities of retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED. At 12/31/2017 assumption were adopted consistently with the economic scenario at the balance sheet date rate, considering the volatility of the interest markets and the models adopted;

(2) The mortality tables adopted correspond to those disclosed by Society of Actuaries (SOA), the North-American Entity which corresponds to Brazilian Institute of Actuarial Science (IBA), which reflects a 10% increase in the probabilities of survival compared to the respective basic tables. The life expectancy in years per the AT-2000 mortality table for participants aged 55 years is 27 and 31 years for men and women, respectively;

(3) The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, resulting in the average of 2.4% p.a. based on the 2008/2010 experience;

(4) Using the Projected Unit Credit, the mathematical reserve is determined based on the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

In case of benefits sponsored by foreign subsidiaries, actuarial assumptions adequate to the group of participants and the country's economic scenario are adopted.

Biometric/demographic assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company.

The main differences between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for the purposes of recording in the balance sheet of the closed-end private pension entities (EFPCs) that manage them, are the discount rate and the actuarial method. Regarding the discount rate assumption, EFPCs adopt a rate consistent with the flow of receipts/payments, in accordance with the study conducted by an independent external consulting company. Regarding the actuarial method, the aggregate method is adopted, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II - Risk Exposure

Due to its defined benefit plans, ITAÚ UNIBANCO HOLDING CONSOLIDATED is exposed to a number of risks, the most significant ones are:

- Volatility of assets

The actuarial liability is calculated by adopting a discount rate defined based on the income related to securities issued by the Brazilian treasury (government securities). If the actual income related to plan investments is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aimed at minimizing volatility and short and medium term risk.

- Changes in investment income

A decrease in income related to public securities will imply a decrease in the discount rate and, therefore, will increase the plan’s actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation risk

Most of the plan benefits are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated at the inflation rate.

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- Life expectancy

Most of the plan obligations are to provide life benefits, and therefore an increase in life expectancy will result in increased plan liabilities.

III –Management of defined benefit plan assets

The general purpose of managing EFPC funds is to search for a long term balance between assets and obligations to pay of retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long term by avoiding the risk of mismatching assets and liabilities in each pension plan.

At 09/30/2018 and 09/30/2017 the allocation of plan assets and the allocation target for 2018, by type of asset, are as follows:

	Fair value		% Allocation
Types	09/30/2018	09/30/2017	09/30/2018	09/30/2017	2018 Target
Fixed income securities	17,382,507	16,072,635	96.01%	94.44%	53% to 100%
Variable income securities	17,281	232,570	0.10%	1.37%	0% to 20%
Structured investments	43,300	21,433	0.24%	0.13%	0% to 10%
Real estate	578,716	617,947	3.20%	3.63%	0% to 7%
Loans to participants	82,321	73,961	0.45%	0.43%	0% to 5%
Total	18,104,125	17,018,546	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING CONSOLIDATED, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 10,702 (R$ 225,115 at 09/30/2017), and real estate rented to Group companies, with a fair value of R$ 497,472 (R$ 528,929 at 09/30/2017).

Fair value - the fair value of the plan assets is adjusted up to the base date, as follows:

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, taken to be understood the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value based on reappraisals made in 2017, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the base date, in compliance with the respective agreements.

Fund Allocation Target - the fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	09/30/2018	09/30/2017
1 - Net assets of the plans	18,104,125	17,018,546
2 - Actuarial liabilities	(14,813,331)	(14,008,515)
3- Surplus (1-2)	3,290,794	3,010,031
4- Asset restriction (*)	(3,440,390)	(3,230,495)
5 - Net amount recognized in the balance sheet (3-4)	(149,596)	(220,464)
Amount recognized in Assets (Note 12a)	368,556	337,929
Amount recognized in Liabilities (Note 12c)	(518,152)	(558,393)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with Bacen Resolution nº 4,424/15.

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V -	Changes in the net amount recognized in the balance sheet:

	09/30/2018
	Plan net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at the beginning of the period	17,588,377	(14,490,542)	3,097,835	(3,217,361)	(119,526)
Cost of current service	-	(52,023)	(52,023)	-	(52,023)
Net interest (1)	1,275,037	(1,040,105)	234,932	(240,841)	(5,909)
Benefits paid	(823,952)	823,952	-	-	-
Contributions of sponsor	50,980	-	50,980	-	50,980
Contributions of participants	7,831	-	7,831	-	7,831
Effects on asset ceiling	-	-	-	17,812	17,812
Exchange variation	5,852	(10,141)	(4,289)	-	(4,289)
Remeasurements (2) (3)	-	(44,472)	(44,472)	-	(44,472)
Value at end of the period	18,104,125	(14,813,331)	3,290,794	(3,440,390)	(149,596)

	09/30/2017
	Plan net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at the beginning of the period	16,520,045	(13,722,927)	2,797,118	(3,008,536)	(211,418)
Cost of current service	-	(50,622)	(50,622)	-	(50,622)
Net interest (1)	1,229,051	(1,008,649)	220,402	(230,574)	(10,172)
Benefits paid	(785,544)	785,544	-	-	-
Contributions of sponsor	49,493	-	49,493	-	49,493
Contributions of participants	9,285	-	9,285	-	9,285
Effects on asset ceiling	-	-	-	7,711	7,711
Exchange variation	(2,933)	2,472	(461)	-	(461)
Remeasurements (2) (3)	(851)	(14,333)	(15,184)	904	(14,280)
Value at end of the period	17,018,546	(14,008,515)	3,010,031	(3,230,495)	(220,464)

(1) Corresponds to the amount calculated on 01/01/2018 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 9.98% p.a.(On 01/01/2017 the rate used was 10.24% p.a.);

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate;

(3) The actual return on assets amounted to R$ 1,275,037 (R$ 1,228,200 at 09/30/2017).

During the period, contributions made totaled R$ 50,980 (R$ 49,493 from 01/01 to 09/30/2017). The contribution rate increases based on the beneficiary’s salary.

In 2018, the expected contribution to retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED is R$ 55,682.

The estimate for payment of benefits for the next 10 years is as follows:

Period	Estimated payment
2018	1,103,020
2019	1,125,737
2020	1,156,848
2021	1,189,665
2022	1,220,291
2023 to 2027	6,562,643

VI -	Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders’ Equity – Asset valuation adjustment of the sponsor (before taxes) would amount to:

	Effects on actuarial liabilities of the plans		Effect which would be recognized in Stockholders’ Equity (*)
Change in Assumption	Value	Percentage of actuarial liabilities	Value
- Decrease by 0.5%	740,200	5.11%	(268,981)
- Increase by 0.5%	(677,029)	(4.67%)	153,064

(*) Net of effects of asset ceiling.

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d)	Defined contribution plans

The defined contribution plans have pension funds set up using the portion of sponsors’ contributions not included in the participant’s accounts balance and by the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

I -	Change in the net amount recognized in the balance sheet:

	09/30/2018			09/30/2017
	Pension Plan Fund	Asset Ceiling	Recognized Amount	Pension Plan Fund	Asset Ceiling	Recognized Amount
Amount - beginning of the period	1,633,690	(911,929)	721,761	1,287,213	(490,932)	796,281
Net interest	117,911	(67,268)	50,643	94,494	(37,588)	56,906
Contribution	(59,017)	-	(59,017)	(63,126)	-	(63,126)
Receivables – allocation of funds (*)	-	-	-	(12,826)	-	(12,826)
Effects on asset ceiling	-	13,424	13,424	(14,980)	4,022	(10,958)
Remeasurements	(10,476)	-	(10,476)	(16,748)	-	(16,748)
Amount - end of the period (Note 12a)	1,682,108	(965,773)	716,335	1,274,027	(524,498)	749,529

(*) Refers to the allocation of the surplus of Plano Itaubanco CD’s social security fund.

e)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING CONSOLIDATED, as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the report prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING CONSOLIDATED are as follows:

I -	Change in the net amount recognized in the balance sheet:

	09/30/2018	09/30/2017
At the beginning of the period	(256,723)	(221,125)
Cost of interest	(18,655)	(16,464)
Benefits paid	14,076	10,409
At the end of the period (Note 12c)	(261,302)	(227,180)

The estimate for payment of benefits for the next 10 years is as follows:

Period	Estimated payment
2018	14,986
2019	16,029
2020	17,060
2021	18,154
2022	19,271
2023 to 2027	114,593

II -	Sensitivity Analyses - Cost of Healthcare

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 18c l), the 8.16% p.a. increase in medical costs assumption is adopted.

Assumptions for rates related to medical assistance costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical assistance cost rates would have the following effects:

	Recognition	1% increase	1% decrease
Service cost and cost of interest	Income	3,162	(3,000)
Present value of obligation	Asset valuation adjustment	31,686	(26,453)

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Note 19 – Information on foreign subsidiaries

ITAÚ UNIBANCO HOLDING CONSOLIDATED has subsidiaries abroad, subdivided into:

• Foreign branches: Itaú Unibanco S.A. - Agências Grand Cayman, New York, Tokyo, Nassau Branch; Itaú Unibanco Holding S.A. - Agência Cayman and CorpBanca New York Branch;

• Latin America consolidated: basically compose of subsidiaries Banco Itaú Argentina S.A., Banco Itaú Uruguay S.A., Banco Itaú Paraguay S.A., Itaú CorpBanca and Itaú CorpBanca Colômbia S.A.

• Other foreign companies: basically compose of subsidiaries Itaú Bank Ltd., ITB Holding Ltd. and Itau BBA International plc.

More information on results of foreign units are in the Management’s Discussion and Analysis Report.

	Net income (loss)
	01/01 a	01/01 a
	09/30/2018	09/30/2017
Foreign branches	1,262,507	1,572,551
Latin America consolidated	1,146,883	488,083
Other foreign companies	486,386	565,566
Foreign consolidated	2,879,177	2,670,850

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Note 20 – Risk and capital management

On February 23, 2017, BACEN published CMN Resolution 4,557, which was in force on August 21, 2017, and revokes CMN Resolutions 3,380, 3,464, 3,721, 3,988, and 4,090, which provide for the implementation of management structure of operating, market, credit, capital and liquidity risk, respectively.

Assuming and managing risks is one of the activities carried out by ITAÚ UNIBANCO HOLDING CONSOLIDATED’s and, accordingly, the institution should have established objectives for risk management. Accordingly, the risk appetite defines the nature and level of risks acceptable for the institution and the risk culture guides the attitudes required to manage them. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s seeks robust process for risk management, which permeate the whole institution and that are the basis for strategic decisions to assure the sustainability of business.

These processes are aligned with the guidelines of the Board of Directors and Executives that, through corporate bodies, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management by monitoring and analyzing risk and capital.

The principles providing the foundations for management of risk, risk appetite and guidelines on how ITAÚ UNIBANCO HOLDING CONSOLIDATED’s employees should behave on the day-to-day for decision-making purposes are as follows:

•	Sustainability and Client Satisfaction: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s vision is to be the leading bank in sustainable performance and client satisfaction and, therefore, it is committed to creating shared value to employees, clients, stockholders, and society, ensuring the continuity of business. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s is committed to do business that is good both for the client and the institution itself.
•	Risk Culture: The institution’s risk culture goes beyond policies, procedures or processes, as it strengthens the individual and collective responsibility of all employees so they do the right thing at the right moment and on the proper way, by respecting the ethical way of doing business. The Risk Culture is described below.
•	Risk Pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s acts and assumes risks in business it knows and understands, avoiding risks that are unknown to the institution or that do not have a competitive edge, therefore carefully assessing the risk-return ratio.
•	Diversification: the institution’s appetite is low with respect to volatility in results and, therefore, it operates with a diversified base of clients, products and business, seeking to diversify risks and giving priority to lower risk business.
•	Operational Excellence: It is the wish of Itaú Unibanco to be an agile bank, with a robust and stable infrastructure to offer top services.
•	Ethics and Respect for Regulation: for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s, ethics is non-negotiable; therefore, the institute promotes an institutional environment that has integrity, guiding employees to cultivate ethics in relationships and business, and the respect for rules, as it cultivates the care for the institution’s reputation.

On August 21, 2017, CMN Resolution 4,557, which provides for the capital and risk management structure, came into force. In the resolution, noteworthy are the implementation of continuous and integrated risk management structure, requirements for definition of the “Risk Appetite Statement” (RAS) and the stress test program, the organization of the Risk Committee and nomination, before BACEN, of the Chief Risk Officer (CRO), with assignment of roles, responsibilities and independence requirements.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s complies with the best risk and capital management practices set forth in CMN Resolution 4,557, so that there are no negative impacts resulting from its adoption.

Aiming to strengthen these values and align ITAÚ UNIBANCO HOLDING CONSOLIDATED’s employees’ behavior with its risk management guidelines, the institution adopts a number of initiatives to disseminate the risk culture. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture is based on four basic principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone to manage risks.

These principles lay down the basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines by helping employees to consciously understand, identify, measure, manage and mitigate risks.

In addition to policies, procedures and processes, the risk culture strengthens the individual and collective responsibility of employees in the management of risks inherent in the activities performed individually, respecting the ethical way of managing business.

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ITAÚ UNIBANCO HOLDING CONSOLIDATED promotes the risk culture, emphasizing the behavior that will help people in any level of the institution to assume and manage risk on a responsible way. With these principles disseminated by the institution, there is an incentive for the risk to be understood and discussed frankly, maintained within the limits established for risk appetite, and so that each employee, regardless of their position, area or function, also assumes responsibility for managing risks of their business.

ITAÚ UNIBANCO HOLDING CONSOLIDATED also provides channels for reporting operational failures, internal or external frauds, and conflicts in the work environment or situations that might cause disruptions and/or losses to the institution or adversely affect clients. Every employee and third party is responsible for reporting any issues on a promptly basis, as soon as they become aware of the fact.

The Board of Directors is the primary body in the establishment of guidelines, policies, and approval level for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in the performance of its roles related to capital and risk management. In the executive level, panels, presided over by the Chief Executive Officer (CEO) of Itaú Unibanco, are responsible for capital and risk management and which decisions are monitored in the scope of CGRC.

Additionally, the institution has panels, which exercise the responsibilities delegated in capital and risk management, presided over by the Executive Vice-President of the Risk and Finance Department (ARF).

Additionally, to support this structure, ARF is structured by specialized officers. The purpose is to ensure, on an independent and centralized basis, that risks and capital of the institution are management in compliance with established the policies and procedures.

A detailed description of this structure may be found in the Consolidated Annual Report, in the section our Risk Management. The Consolidated Annual Report is available on the website www.itau.com.br/investor-relations, the section Itaú Unibanco.

The risk management organizational structure of Itaú Unibanco is in compliance with the regulations in force in Brazil and abroad, and in line with the best practices of the market. The responsibilities for risk management at Itaú Unibanco are structured in accordance with three defense lines, to wit:

•	in the first defense line, business areas and back-office corporate areas manage risks originated by them, through their identification, assessment, control and report thereof;
•	in the second defense line, an independent unit controls risks on a centralized basis, aiming at assuring that the risks of ITAÚ UNIBANCO HOLDING CONSOLIDATED are managed in accordance with the appetite for risk, and the policies and procedures established. Thus, the centralized control provides the Board of Directors and the executives with a global vision of exposures of ITAÚ UNIBANCO HOLDING CONSOLIDATED so as to optimize and expedite corporate decisions;
•	in the third defense line, internal audit performs the independent assessment of the activities carried out in the institution, enabling top management to measure the adequacy of controls, effectiveness of risk management and compliance with internal rules and regulatory requirements.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses automated and robust systems to fully meet capital regulations and to measure risks following regulatory requirements and models in effect. It also coordinates actions to check for adherence to qualitative and quantitative requirements established by the regulatory bodies for compliance with the minimum mandatory capital requirement and risk monitoring.

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I – Market risk

Market risk is the possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices.

Market Risk Management Policy is in line with the principles of Resolution nº. 3,464, issued by the National Monetary Council (CMN) and posterior amendments, being a set of principles that drive strategy towards control and management of market risk of all institution.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;
•	Portfolio profile of ITAÚ UNIBANCO HOLDING CONSOLIDATED;
•	Expertise within the group to support operations in specific markets.

The purpose of market risk control of ITAÚ UNIBANCO HOLDING CONSOLIDATED structure is:

•	Providing visibility and assurance to all executive levels that the assumption of market risks is in line with ITAÚ UNIBANCO HOLDING CONSOLIDATED risk-return objective;
•	Promoting a disciplined and informed discussion on the global risk profile and its evolution over time;
•	Increasing transparency on the way the business seeks to optimize results;
•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and
•	Monitoring and avoiding risk concentration.

The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security.

The National Monetary Council (CMN) has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment given to other risk indicators.

The structure of limits and warnings is in line with the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aiming at improving the risk monitoring and understanding process, and at avoiding concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, market complexity and volatility, as well as the institution’s appetite for risk.

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In order to set up operations within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with clients and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, and can be characterized as accounting or economic hedge, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

For a detailed vision of the accounting hedge topic, see Note 6 – Securities and Derivative Financial Instruments.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution nº. 3,464 and BACEN Circular nº. 3,354. The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading. The banking portfolio is basically characterized by transactions from the banking business, and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium and long term time horizons as general guidelines.

Market risk management analyses is conducted based on the following metrics:

•	Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level;
•	Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios);
•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;
•	Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (“MtM – Mark to Market”); and
•	Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the trading portfolio, considering returns that can be seen in historical scenarios of extreme volatility.

In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates;

•	Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate;

•	Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

At September 30, 2018, ITAÚ UNIBANCO HOLDING CONSOLIDATED posted a Total VaR of R$ 294.7 million (R$ 436.2 million at September 30, 2017). Decrease in Total VaR Total verified in relation to the previous year was mainly due to lower exposition in the Interest Rate market.

The document “Public Access Report – Market Risk“, which includes the guidelines established by the institutional credit risk control policy, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, under Itaú Unibanco, Corporate Governance, Regulations and Policies.

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II – Credit risk

ITAÚ UNIBANCO HOLDING CONSOLIDATED understands credit risk as the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs.

There is a credit risk control and management structure, centralized and independent from the business units, that provides for operational limits and risk mitigating mechanisms, in addition for establishing processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and the impacts from potential changes in the economic environment.

ITAÚ UNIBANCO HOLDING CONSOLIDATED establishes its credit policy based on internal factors, such as client rating criteria, performance of and changes in portfolio, default levels, return rates, and allocated economic capital, among others, also considering external factors, such as interest rates, market default indicators, inflation, changes in consumption, among others.

To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers all aspects that determine the client’s credit risk to define a provision level that is adequate with the risk incurred in each operation. For each operation, the assessment and rating of the client or economic group, the operation rating, and the possible existence of past-due amounts are taken into account and the volume of the regulatory provision is determined.

In compliance with CMN Resolution 3,721, the document “Public Access Report – Credit Risk“, which includes the guidelines established by the institutional credit risk control policy can be viewed at www.itau.com.br/investor-relations, under Itaú Unibanco, Corporate Governance, Regulations and Policies.

III – Operational risk

Operational risk is defined as the possibility of losses from failure of, insufficient or inadequate internal processes, people and systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by the institution.

The managers of executive areas adopt corporate methodologies developed and made available by the internal controls, compliance and operational risk area.

As part of governance of risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives.

In line with the principles of CMN Resolution No. 4,557, the document entitled “Public Access Report – Integrated Management of Operational Risk/ Internal Controls/ Compliance“, a summarized version of the institutional operational risk management policy, which is not an integral part of the financial statements, may be accessed on the website www.itau.com.br/investor-relations, section Itaú Unibanco, “Corporate Governance”, Rules and Policies.

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IV – Liquidity risk

Liquidity risk is defined as the institution’s possibility of not being able to efficiently meet its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses.

The control over liquidity risk is carried out by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different horizons of time, and monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by the independent validation, internal control and audit areas.

In compliance with Circular Letter n° 3,775 of BACEN, bank holding total assets over R$ 100 billion are required to report a standardized Liquidity Coverage Ratio (LCR) to the Central Bank of Brazil on a monthly basis as of October 2015. This ratio is calculated based on a methodology defined by the Central Bank of Brazil itself, and is in line with international guidelines of Basel.

The summarized index calculation is presented in the table below. In 2018, the index minimum requirement is 90%. Further details on the LCR for the period may be accessed at www.itau.com.br/investor-relations, section Reports, Pillar 3 and Global Systemically Important Banks, Risk and Capital Management Report.

Information on the Liquidity Coverage Ratio (LCR)	Third quarter of 2018
Total Adjusted Amount(1)
Total high-quality liquid assets (2)	179,507,182
Total potential cash outflows (3)	105,057,841
Liquidity Coverage Ratio (%)	170.9%

(1) Corresponds to the amount calculated after the application of weighting factors and limits established by BACEN Circular nº. 3,749.

(2) HQLA - High quality liquid assets: balance in the stock, which in certain cases weighted by a discount factor, of assets that remain liquid in the markets during a stress period, which can be easily converted into cash and that pose low risk.

(3) Potential cash outflows calculated in standardized stress, determined by Circular nº. 3,749 (outflows), subtracted from (i) potential cash inflows calculated under standardized stress, set forth by Circular nº. 3,749 and (ii) 75% x Outflows, whichever is lower.

The document Public Access Report - Liquidity Risk, that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies.

V - Insurance, Pension Plan and Capitalization Risks

The products that make up the portfolios of Insurance companies belonging to ITAÚ UNIBANCO HOLDING CONSOLIDATED are related to life and all risks insurances, private pension plans and capitalization. The main risks inherent in these products are described below and their definitions are presented in their respective chapters.

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•	Underwriting risk: possibility of losses arising from insurance, pension plan and capitalization operations contrary to the institution’s expectations, directly or indirectly associated with technical and actuarial bases adopted to calculate premiums, contributions and provisions;
•	Market risk;
•	Credit risk;
•	Operational risk;
•	Liquidity risk.

The management process of insurance, pension plan and capitalization risks is independent and focused on the specifics of each risk.

VI - Social and Environmental Risk

ITAÚ UNIBANCO HOLDING CONSOLIDATED understands social and environmental risk as the risk of potential losses due to exposure to social and environmental damages arising from the performance of its activities.

Mitigation actions concerning the social and environmental risk are carried out by mapping processes, risks and controls, monitoring new regulations on the subject, and recording any occurrences in internal databases. In addition to identification, the phases of prioritization, response, monitoring and reporting of assessed risks supplement this risk monitoring at ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The Social and environmental risk management is carried out by the first line of defense in its daily operations, with the technical assessment of the legal and risk areas, which have a technical dedicated team. Business units also have governance for approval of new products, which includes the assessment of the social and environmental risk, therefore ensuring compliance with this requirement for all new products approved by the institution. Governance still has the Social and Environmental Risk Committee, which main duty is to guide the institutional understanding related to exposure to social and environmental risk for the institution’s activities.

ITAÚ UNIBANCO HOLDING CONSOLIDATED consistently seeks to evolve in the social and environmental risk governance, always attentive to any challenges to keep pace with the changes in and demands of society. Therefore, among other actions, Itaú Unibanco has assumed and incorporated into its internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects into business. Highlights go to the Principles for Responsible Investment (PRI), the Charter for Human Rights – Ethos, the Equator Principles (EP), the Global Compact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, and the Brazilian Pact for Eradicating Slave Labor, among others. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s efforts to spread knowledge on the assessment of social and environmental criteria have been recognized in Brazil and overseas, as shown by our recurring presence in top sustainability indexes, both abroad, with the Dow Jones Sustainability Index, and more recently, with the Sustainability Index Euronext Vigeo – Emerging 70, and in Brazil, with the Corporate Sustainability Index, in addition to other numerous prizes with which ITAÚ UNIBANCO HOLDING CONSOLIDATED has been awarded.

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Note 21 – Supplementary information

a)	Insurance policy - ITAÚ UNIBANCO HOLDING CONSOLIDATED despite the low risk exposure due to the physical non-concentration of their assets, it has a policy of guaranteeing their valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – The balances in Reais linked to the foreign currencies were as follows:

	09/30/2018	09/30/2017
Permanent foreign investments	60,963,937	73,973,216
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(108,665,121)	(128,741,675)
Net foreign exchange position	(47,701,184)	(54,768,459)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c)	Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (*)		Number of funds
	09/30/2018	09/30/2017	09/30/2018	09/30/2017	09/30/2018	09/30/2017
Investment funds	911,301,892	777,506,070	911,301,892	777,506,070	5,939	5,501
Fixed income	846,699,930	733,750,308	846,699,930	733,750,308	5,545	5,134
Shares	64,601,962	43,755,762	64,601,962	43,755,762	394	367
Managed portfolios	282,697,523	258,831,366	182,184,775	160,987,922	20,789	18,408
Customers	219,282,995	198,507,678	162,188,371	141,832,412	20,715	18,326
Itaú Group	63,414,528	60,323,688	19,996,404	19,155,510	74	82
Total	1,193,999,415	1,036,337,436	1,093,486,667	938,493,992	26,728	23,909

(*) Refers to the total amounts after elimination of double counting related to investments in investment fund portfolios.

d)	Consortia funds

	09/30/2018	09/30/2017
Monthly estimate of installments receivable from participants	167,685	172,454
Group liabilities by installments	11,640,159	11,004,816
Participants – assets to be delivered	9,843,014	9,232,614
Funds available for participants	1,839,808	1,735,724
(In units)
Number of managed groups	554	567
Number of current participants	392,538	388,236
Number of assets to be delivered to participants	138,380	133,974

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e)	Fundação Itaú Social - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsor of Fundação Itaú Social, the objectives of which are managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas and supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program).

During the period from 01/01 to 09/30/2018 and 01/01 to 09/30/2017, the subsidiaries did not make donations and the foundation´s net assets totaled R$ 4,587,966 (R$ 3,966,424 at 09/30/2017). The funds to finance the objectives of the foundation and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

f)	Instituto Itaú Cultural – ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsor of Instituto Itaú Cultural, an entity set up to promote and disseminate Brazilian culture across the country and abroad.

During the period from 01/01 to 09/30/2018 and 01/01 to 09/30/2017, the subsidiaries made donations in the amount of R$ 93,000 (R$ 92,807 from 01/01 to 09/30/2017) and the institute’s net assets totaled R$ 34,879 (R$ 32,616 at 09/30/2017). The funds to finance the objectives of the institute and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

g)	Instituto Unibanco - ITAÚ UNIBANCO HOLDING CONSOLIDATED sponsors Instituto Unibanco, an entity whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementary, through the civil society’s institutions.

During the period from 01/01 to 09/30/2018 and 01/01 to 09/30/2017, the subsidiaries did not make donations and the institute’s net assets totaled R$ 1,897,238 (R$ 1,813,421 at 09/30/2017). The funds to finance the objectives of the institute and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

h)	Instituto Unibanco de Cinema - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsors Instituto Unibanco de Cinema, an entity whose objectives are the fostering of culture in general, and providing the low-income population with access to cinematography, videography and similar productions, for which it shall own and manage movie theaters, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge films of importance, especially those produced in Brazil.

During the period from 01/01 to 09/30/2018 and 01/01 to 09/30/2017, the subsidiaries did not make donations and the institute’s net assets totaled R$ 18,661 (R$ 19,534 at 09/30/2017). The funds to finance the objectives of the institute and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

i)	Associação Itaú Viver Mais - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsor Associação Itaú Viver Mais, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and healthcare activities.

During the period from 01/01 to 09/30/2018 and 01/01 to 09/30/2017, the subsidiaries made donations in the amount of R$ 920 (R$ 920 from 01/01 to 09/30/2017) and the association’s net assets totaled R$ 459 (R$ 774 at 09/30/2017). The funds to finance the objectives of the association and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

j)	Associação Cubo Coworking - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsor of Associação Cubo Coworking, an entity set up to encourage and promote: discussions, the development of alternative and innovative technologies, business models and solutions; the production and dissemination of the resulting technical and scientific knowledge; the attraction and gathering of new information technology talents that may be characterized as startups; research, development and establishment of ecosystems for entrepreneurship and startups.

During the period from 01/01 to 09/30/2018 and 01/01 to 09/30/2017, the subsidiaries made payments in the amount of R$ 31,050 (R$ 9,500 from 01/01 to 09/30/2017) and the association’s net assets totaled R$ 3,416 (R$ 3,386 at 09/30/2017). The funds to finance the objectives of the association and maintain its operating and administrative structure derive from payments and proceeds generated by its assets.

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k)	Agreements for offsetting and settlement of liabilities within the scope of the National Financial System – Offset agreements were entered into within the scope of derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution nº. 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits maintained with the same counterparty, and where the maturity dates of receivables and payables can be advanced to the date an event of default by one of the parties occurs or in the case of bankruptcy of the debtor.

l)	Acquisition of minority interest in Edenred Participações S.A.

On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its controlled company ITAÚ UNIBANCO, entered into, with Edenred Participações S.A. (EDENRED) a strategic partnership in the benefit market to workers governed mainly by PAT – Worker’s Meal Program. EDENRED is controlled by Ticket Serviços S.A. (TICKET) in Brazil.

The strategic partnership will enable ITAÚ UNIBANCO to add the benefits issued by TICKET to its current offer of products and services focused on clients of wholesale, medium, micro and small companies segments.

In addition, ITAÚ UNIBANCO will make a minority investment of 11% in TICKET, through a capital increase with contribution of (i) cash, equivalent to said interest in the company's equity value, and (ii) right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the Bank’s legal entities base during the partnership term. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED’s control and management.

The effective acquisitions and financial settlements will occur after the required regulatory approvals.

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(A free translation of the original in Portuguese)

Report on review of interim financial statements

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Introduction

We have reviewed the accompanying interim financial statements of Itaú Unibanco Holding S.A. (parent Company), which comprise the balance sheet as at September 30, 2018 and the related statements of income, changes in stockholders' equity and cash flows for the nine-month period then ended, as well as the accompanying consolidated interim financial statements of Itaú Unibanco Holding S.A. and its subsidiaries (“Consolidated”), which comprise the consolidated balance sheet as at September 30, 2018 and the related consolidated statements of income and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of the parent company and consolidated interim financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (ISRE 2410- Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent company and

consolidated interim financial statements

Based on our review, nothing has come to our attention that causes us to believe that the parent company and the consolidated interim financial statements referred to above do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and Itaú Unibanco Holding S.A and its subsidiaries as at September 30, 2018 and the parent company financial performance and cash flows, as well as the consolidated financial performance and the consolidated cash flows, for the nine-month period then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank.

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 61005,

T: +55 (11) 3674 2000, www.pwc.com.br

Itaú Unibanco Holding S.A.

Other matters

Statement of added value

We also have reviewed the interim statements of added value of ltaú Unibanco Holding S.A. and Itaú Unibanco Holding S.A. and its subsidiaries for the nine-month period ended September 30, 2018, presented as supplementary information. These statements have been submitted to the same review procedures described in the second paragraph above and, based on our review, nothing has come to our attention that causes us to believe that these statements are not prepared consistently, in all material respects, with the interim financial statements taken as a whole.

São Paulo, October 29, 2018

PricewaterhouseCóopers
Auditores Independentes
CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti
Contador CRC 1SP172940/O-6

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	Listed Company	NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the period from January to September 2018 and verified the accuracy of all items examined, and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted during the period, and they have the conditions to be submitted to the appreciation and approval of the Stockholders.

São Paulo (SP), October 29, 2018.

JOSÉ CARUSO CRUZ HENRIQUES

President

ALKIMAR RIBEIRO MOURA	CARLOS ROBERTO DE ALBUQUERQUE SÁ
Member	Member

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